As filed with the Securities and Exchange Commission on October 24, 2024

Securities Act Registration No. 333-257789

Investment Company Act Registration No. 811-23715

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2
REGISTRATION STATEMENT
UNDER

THE SECURITIES ACT OF 1933	☒

Pre-Effective Amendment No.	☐
Post-Effective Amendment No. 5	☒

and/or

REGISTRATION STATEMENT
UNDER

THE INVESTMENT COMPANY ACT OF 1940	☒
Amendment No. 6	☒

Oaktree Diversified Income Fund Inc.

(Exact Name of Registrant as Specified in Charter)

Brookfield Place, 225 Liberty Street
New York, New York 10281-1023
(Address of Principal Executive Offices)

Registrant’s Telephone Number, including Area Code:
(855) 777-8001

Brian F. Hurley, Esq.
Oaktree Diversified Income Fund Inc.
Brookfield Place, 225 Liberty Street
New York, New York 10281-1023
(Name and Address of Agent for Service)

Craig Ruckman Brookfield Public Securities Group LLC Brookfield Place 225 Liberty Street New York, New York 10281-1023	Copies to:	Michael R. Rosella, Esq. Thomas D. Peeney, Esq. Paul Hastings LLP 200 Park Avenue New York, New York 10166 (212) 318-6800

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of this Registration Statement.

☐	Check box if the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans.

☒	Check box if any securities being registered on this Form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933 (“Securities Act”), other than securities offered in connection with a dividend reinvestment plan.

☐	Check box if this Form is a registration statement pursuant to General Instruction A.2 or a post-effective amendment thereto.

☐	Check box if this Form is a registration statement pursuant to General Instruction B or a post-effective amendment thereto that will become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act.

☐	Check box if this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction B to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act.

It is proposed that this filing will become effective (check appropriate box):

☐	when declared effective pursuant to Section 8(c), or as follows:

☐	immediately upon filing pursuant to paragraph (b) of Rule 486.

☐	on (date) pursuant to paragraph (b) of Rule 486.

☒	60 days after filing pursuant to paragraph (a) of Rule 486.

☐	on (date) pursuant to paragraph (a) of Rule 486.

If appropriate, check the following box:

☐	This post-effective amendment designates a new effective date for a previously filed post-effective amendment.

☐	This Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

☐	This Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, and the Securities Act registration statement number of the earlier effective registration statement for the same offering is: .

Check each box that appropriately characterizes the Registrant:

☒	Registered Closed-End Fund (closed-end company that is registered under the Investment Company Act of 1940 (“Investment Company Act”)).

☐	Business Development Company (closed-end company that intends or has elected to be regulated as a business development company under the Investment Company Act).

☒	Interval Fund (Registered Closed-End Fund or a Business Development Company that makes periodic repurchase offers under Rule 23c-3 under the Investment Company Act).

☐	A.2 Qualified (qualified to register securities pursuant to General Instruction A.2 of this Form).

☐	Well-Known Seasoned Issuer (as defined by Rule 405 under the Securities Act).

☐	Emerging Growth Company (as defined by Rule 12b-2 under the Securities Exchange Act of 1934 (“Exchange Act”).

☐	If an Emerging Growth Company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act.

☐	New Registrant (registered or regulated under the Investment Company Act for less than 12 calendar months preceding this filing).

SUBJECT TO COMPLETION, DATED October 24, 2024
The information in this Prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
PROSPECTUS
[●], 2024

2024
OAKTREE DIVERSIFIED INCOME FUND INC.
Class A – ([ODIAX])	Class U – ([ODIUX])
The U.S. Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

Oaktree Diversified Income Fund Inc.
Class A	[ODIAX]
Class U	[ODIUX]
The Fund.  Oaktree Diversified Income Fund Inc. (the “Fund”) is a diversified, closed-end management investment company that continuously offers its shares of common stock (the “Shares”), and is operated as an “interval fund.”
Securities Offered.  The Fund offers four classes of Shares: Class A Shares, Class D Shares, Class T Shares, and Class U Shares. This Prospectus only relates to the Fund’s offering of Class A Shares and Class U Shares. The Fund was granted exemptive relief (the “Exemptive Relief”) from the Securities and Exchange Commission (the “SEC”), permitting the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees. The Fund may offer additional classes of shares in the future.
Investment Objective.  The Fund’s investment objective is to seek current income and attractive total return.
Investment Strategy.  The Fund seeks to achieve its investment objective by investing globally, including in emerging market countries, in high-conviction opportunities across Oaktree Fund Advisors, LLC’s (the “Adviser”) performing credit platform of high-yield bonds, senior loans, including covenant-lite loans, structured credit, emerging markets debt and convertibles, inclusive of public sector companies that trade on the public markets and private companies that do not have securities trading on the public markets. High-conviction opportunities are investment opportunities that fall within the Fund’s investment strategy, which are identified by the Adviser based on its holistic, bottom-up proprietary research and credit analysis, including analysis of fundamental, valuation, technical and other market factors. The Adviser’s performing credit platform encompasses a broad array of credit strategy groups that invest in public and private corporate credit instruments across the liquidity spectrum. High-yield bonds are also referred to as “below-investment grade rated securities” or “junk bonds,” as described in this Prospectus. Structured credit may include collateralized loan obligations (CLOs), commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and other asset-based securities. The Fund seeks to add value through three sources: (1) providing exposure to asset classes that require specialized expertise; (2) performing well in each asset class through proprietary, bottom-up and credit research; and (3) allocating capital opportunistically among asset classes based on the Adviser’s assessment of relative value.
Interval Fund Repurchase Offers.  The Fund is an “interval fund,” a type of fund that, in order to provide liquidity to Shareholders, has adopted a fundamental investment policy to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at net asset value. Subject to applicable law and approval of the Fund’s Board of Directors, for each quarterly repurchase offer, the Fund currently expects to offer to repurchase at least 5% of the Fund’s outstanding Shares at net asset value, which is the minimum amount permitted.
Adviser.  Oaktree Fund Advisors, LLC (the “Adviser”) is the Fund’s investment adviser. The Adviser is an affiliate of Oaktree Capital Management, L.P. (“OCM”), a leading global investment management firm headquartered in Los Angeles, California focused on less efficient markets and alternative investments, and a subsidiary of Oaktree Capital Group, LLC (the Adviser, together with its affiliates, “Oaktree”). As of December 31, 2023, OCM had approximately $189 billion in assets under management.
Administrator.  Brookfield Public Securities Group LLC is the Fund’s administrator (the “Administrator” or “PSG”).
Investing in the Shares involves certain risks. See “Principal Risks of the Fund” beginning on page 25 of this Prospectus.

	Offering Price (1)	Maximum Sales Load	Proceeds to the Fund (2)
Class A Shares, per share	Current NAV plus sales load	2.50%	$ amount invested at current NAV less applicable sales load
Class U Shares, per share	Current NAV	None	$ amount invested at current NAV

(1)
Each class of Shares is continuously offered at a price equal to NAV per Share, plus, in the case of Class A Shares, a maximum sales load of up to 2.50% of the offering price. While Class U Shares do not impose a front-end sales load, if you purchase Class U Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Any such fees will be in addition to an investor's investment in the Fund and not deducted therefrom. Please consult your financial firm for additional information. See “Plan of Distribution - Share Classes.”

(2)
The Adviser has contractually agreed to waive all or a portion of its investment advisory fees and/or to reimburse certain expenses of the Fund, including organizational expenses and offering costs, to the extent necessary to maintain the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding any front-end or contingent deferred sales loads, brokerage commissions and other transactional expenses, acquired fund fees and expenses, interest (including, “Interest Payments on Borrowed Funds”), taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Fund’s business) at no more than 2.85% for Class A Shares and 2.85% for Class U Shares. The fee waiver and expense reimbursement arrangement will continue for a period of no less than one year from the effective date of the Fund’s registration statement and may not be terminated by the Fund or the Adviser before such time. Thereafter, this arrangement may only be terminated or amended to increase the expense cap, provided that in the case of a termination by the Adviser, the Adviser will provide the Board of Directors with written notice of its intention to terminate the arrangement prior to the expiration of its then current term. Any waivers and/or reimbursements made by the Adviser are subject to recoupment from the Fund for a period not to exceed three years after the occurrence of the waiver and/or reimbursement, provided that the Fund may only make repayments to the Adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of (1) the expense cap in place at the time such amounts were waived, or (2) the Fund’s current expense cap.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
Prospectus dated [●], 2024
Risks.  An investment in the Fund is subject to, among others, the following risks:
•
The Fund’s Shares are not listed for trading on any national securities exchange. The Fund’s Shares have no trading market and no market is expected to develop.

•
An investment in the Fund is not suitable for investors who need certainty about their ability to access all of the money they invest in the short term.

•
Even though the Fund will make quarterly repurchase offers for its outstanding Shares, investors should consider Shares of the Fund to be an illiquid investment.

•
There is no guarantee that you will be able to sell your Shares at any given time or in the quantity that you desire.

•
There is no assurance that the Fund will be able to maintain a certain level of distributions to the holders of Shares of the Fund (the “Shareholders”).

•
The Fund’s distributions may be funded from unlimited amounts of offering proceeds or borrowings,

which may constitute a return of capital and reduce the amount of capital available to the Fund for investment. Any capital returned to Shareholders through distributions will be distributed after payment of fees and expenses. Although the Fund’s distributions may constitute a return of capital, return of capital does not constitute income.
•
The ultimate tax characterization of the Fund’s distributions in a calendar year may not finally be determined until after the end of that calendar year. The Fund may make distributions during a calendar year that exceed the Fund’s net investment income and net realized capital gains for that year. In such a situation, the amount by which the Fund’s total distributions exceed net investment income and net realized capital gains would generally be treated as a tax-free return of capital up to the amount of the Shareholder’s tax basis in his or her Shares, with any amounts exceeding such basis treated as gain from the sale of his or her Shares. Upon a sale of Shares, a return of capital distribution may result in an investor paying more taxes by reducing the investor’s tax basis.

•
Investors should carefully consider the Fund’s risks and investment objective, as an investment in the Fund may not be appropriate for all investors and is not designed to be a complete investment program.

•
Because of the risks associated with (i) the Fund’s ability to purchase high-yield bonds, senior loans, structured credit, emerging markets debt and convertibles, and (ii) the Fund’s ability to use leverage, an investment in the Fund should be considered speculative and involving a high degree of risk, including the risk of a substantial loss of investment.

•
Before making an investment/allocation decision, investors and financial intermediaries should (i) consider the suitability of this investment with respect to an investor’s or a client’s investment objective and individual situation and (ii) consider factors such as an investor’s or a client’s net worth, income, age and risk tolerance.

•
Investment should be avoided where an investor/client has a short-term investing horizon and/or cannot bear the loss of some or all of their investment. It is possible that investing in the Fund may result in a loss of some or all of the amount invested.

Before buying any of the Fund’s Shares, you should read the discussion of the principal risks of investing in the Fund in “Principal Risks of the Fund” beginning on page 25 of this Prospectus. No assurance can be given that the Fund’s investment objective will be achieved, and you could lose all of your investment in the Fund.
Leverage.  The Fund intends to add leverage to its portfolio by utilizing borrowings, such as through bank loans and/or other credit facilities, including through one or more subsidiaries. Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund’s Board of Directors may authorize the issuance of preferred shares without the approval of Shareholders; however, the Fund is not permitted under the Investment Company Act of 1940, as amended (the “1940 Act” or the “Investment Company Act”), to issue preferred shares as of the date of this Prospectus. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Shareholders, and these costs and expenses may be significant. The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors. Under the 1940 Act, the Fund may use borrowings, including loans from certain financial institutions and the issuance of debt securities, in an aggregate amount of up to 33 1∕3% of the Fund’s total assets plus the amount of any such borrowings. Furthermore, the Fund may add leverage to its portfolio through the issuance of preferred shares in an aggregate amount of up to 50% of the Fund’s total assets immediately after such issuance. By using leverage, the Fund seeks to obtain a higher return for holders of Shares than if the Fund did not use leverage. Leveraging is a speculative technique and there are special risks and costs involved. There can be no assurance that a leveraging strategy will be used or that it will be successful during any period in which it is employed.
Plan of Distribution.  The Fund offers four classes of Shares: Class A Shares, Class D Shares, Class T Shares, and Class U Shares. This Prospectus only relates to the Fund's offering of Class A Shares and Class U Shares. In the future, the Fund may offer additional classes of shares.
The Fund’s Shares will be sold at a public offering price equal to their net asset value per share, plus a sales charge where applicable. Each share class represents an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements. Shares of the Fund are continuously offered through Quasar Distributors, LLC (the “Distributor”), and certain financial intermediaries that have agreements with the Distributor. Class A Shares and Class U Shares are available to clients of certain financial intermediaries with which the Fund has entered into selling agreements to distribute Class A Shares and Class U Shares. The Fund may authorize one or more additional intermediaries (e.g., broker-dealers and other financial firms) to receive orders on its behalf, which may charge their customers transaction or other fees with respect to their customers’ investments in the Fund. See “Plan of Distribution - Share Classes.”
Class A Shares.  The minimum initial investment amount for Class A Shares is $2,500 per account, and the minimum subsequent investment amount for Class A Shares is $100. The minimum initial and subsequent investment amounts for the Class A Shares can be modified or waived in the sole discretion of the Fund or the Distributor, including for certain financial firms that submit orders on behalf of their customers.
Class U Shares.  The minimum initial investment amount for Class U Shares is $2,500 per account, and the minimum subsequent investment amount for Class U Shares is $100. The minimum initial and subsequent investment amounts for the Class U Shares can be modified or waived in the sole discretion of the Fund or the Distributor, including for certain financial firms that submit orders on behalf of their customers.
Please read and retain this Prospectus for future reference. A Statement of Additional Information, dated [●], 2024 (the “SAI”), and other materials containing additional information about the Fund have been filed with the SEC. The SAI is incorporated by reference in its entirety into this Prospectus, which means that it is considered to be part of this Prospectus. You may request a free copy of the SAI, and other information filed with the SEC, by calling 1-855-862-5873 (toll-free), or by electronic mail at publicinfo@sec.gov. Upon completion of this offering, the Fund will file annual and semi-annual shareholder reports, proxy statements and other information with the SEC. To obtain this information or the Fund’s SAI electronically, please visit https://www.brookfieldoaktree.com/ or call 855-862-5873. You may also call this number to request additional information or to make other inquiries pertaining to the Fund. You may also obtain a copy of any information regarding the Fund filed with the SEC from the SEC’s website (www.sec.gov).
Important note: As permitted by regulations adopted by the SEC, paper copies of the Fund’s annual and semi-annual shareholder reports will not be sent by mail, unless you specifically request paper copies of the reports. Instead, the reports will be made available on the Fund’s website (https://www.brookfieldoaktree.com/), and you will be notified by mail each time a report is posted and provided with a website link to access the report. You may elect to receive all reports in paper free of charge. If you invest through a financial intermediary, you may contact your financial intermediary to request that you receive paper copies of your shareholder reports. If you invest directly with the Fund, you may call 1-855-862-5873 or send an email request to publicsecurities.enquiries@brookfield.com to let the Fund know you wish to receive paper copies of your shareholder reports. Your election to receive reports in paper will apply to all funds held in your account if you invest through your financial intermediary or all funds held within the fund complex if you invest directly with the Fund.
The Fund’s Shares do not represent a deposit or obligation of, and are not guaranteed or endorsed by, any bank or other insured depository institution, and are not insured by the Federal Deposit Insurance Corporation, the Federal Reserve Board or any other government agency.

You should rely only on the information contained or incorporated by reference in this Prospectus. The Fund has not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.
i

Prospectus Summary
This is only a summary. This summary may not contain all of the information that you should consider before investing in Shares of the Fund. You should review the more detailed information contained in this Prospectus and in the Statement of Additional Information. In particular, you should carefully read the risks of investing in the Fund’s Shares, as discussed under “Principal Risks of the Fund.”
The Fund
Oaktree Diversified Income Fund Inc. (the “Fund”) is a diversified, closed-end management investment company that continuously offers its shares of common stock (the “Shares”). The Fund is operated as an “interval fund” (as defined below).
Continuous Offering
The Fund offers four classes of Shares: Class A Shares, Class D Shares, Class T Shares, and Class U Shares. This Prospectus only relates to the Fund’s offering of Class A Shares and Class U Shares. Each share class represents an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements. In the future, the Fund may offer additional classes of shares.
The Fund continuously offers its Shares through Quasar Distributors, LLC (the “Distributor”), as principal underwriter, on a best efforts basis. Class A Shares and Class U Shares will be sold on a continuous basis at the Fund’s then current net asset value (“NAV”) per Share, plus in the case of Class A Shares, a maximum front-end sales commission of 2.50%. The sale of Shares may be suspended during any period in which the New York Stock Exchange (“NYSE”) is closed other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors. While Class U Shares do not impose a front-end sales load, if you purchase Class U Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Any such fees will be in addition to an investor’s investment in the Fund and not deducted therefrom. Please consult your financial firm for additional information.
The minimum initial investment amount for Class A Shares and Class U Shares is $2,500 per account, and the minimum subsequent investment amount for Class A Shares and Class U Shares is $100. The minimum initial and subsequent investment amounts for the Class A Shares and Class U Shares can be modified or waived in the sole discretion of the Fund or the Distributor, including for certain financial firms that submit orders on behalf of their customers.
For additional information regarding each share class, please see “Plan of Distribution — Share Classes” in this Prospectus. Each of the Fund and the Distributor reserves the right, in its sole discretion, to suspend the offering of shares of the Fund or to reject any purchase order, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Fund. The sale of Shares may be suspended during any period in which the NYSE is closed other than weekends or holidays, or if permitted by the rules of the SEC, when trading on the NYSE is restricted or during an emergency which makes it impracticable for the Fund to dispose of its securities or to determine fairly the value of its net assets, or during any other period as permitted by the SEC for the protection of investors. Shareholders will not have the right to redeem their Shares. However, as described below, in order to provide liquidity to Shareholders, the Fund will conduct periodic repurchase offers for a portion of its outstanding Shares.
Principal Strategies
The Fund’s investment objective is to seek current income and attractive total return. The Fund seeks to achieve its investment objective by investing globally, including in emerging market countries, in high-conviction opportunities across Oaktree Fund Advisors, LLC’s (the “Adviser”) performing credit platform of high-yield bonds, senior loans, including covenant-lite loans, structured credit, emerging markets debt and convertibles, inclusive of public sector companies that trade on the public markets and private companies that do not have securities trading on the public markets. High-conviction opportunities are investment opportunities that fall within the Fund’s investment strategy, which are identified by the Adviser based on its holistic, bottom-up proprietary research and credit analysis, including analysis of fundamental, valuation, technical and other market factors. The Adviser’s performing credit platform encompasses a broad array of credit strategy groups that invest in public and private corporate credit instruments across the liquidity spectrum. High-yield bonds are also referred to as “below-investment grade rated securities” or “junk bonds,” as described in this Prospectus. Structured credit may include collateralized loan obligations (CLOs), commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and other asset-based securities. The Fund seeks to add value through three sources: (1) providing exposure to asset classes that require specialized expertise; (2) performing well in each asset class through proprietary, bottom-up, credit research; and (3) allocating capital opportunistically among asset classes based on the Adviser’s assessment of relative value.
Under normal market conditions, the Fund will attempt to achieve its investment objective by investing, as a principal strategy, at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in credit related investments, including, but not limited to, fixed income securities (investment grade debt and high-yield-debt), floating rate securities (senior loans or structured credit) and other debt instruments and in derivatives (futures, forward contracts, foreign currency exchange contracts, call and put options, selling or purchasing credit default swaps, and total return swaps) and other instruments that have economic characteristics similar to such securities or investments (the “80% Policy”). The Fund may invest in investment grade and below-investment grade rated debt instruments and securities of sovereign and quasi-sovereign issuers, including debt issued by national, regional or local governments and other agencies. The Fund may invest in securities denominated in U.S. dollars or in other foreign currencies.
The Fund may change the 80% Policy without Shareholder approval. The Fund will provide Shareholders with written notice at least 60 days prior to the implementation of any such changes.
It is expected that the Fund normally will have a short average portfolio duration (i.e., within a 1 1∕2 to 3-year range), as calculated by the Adviser, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. While the Fund seeks to maintain a short average portfolio duration, there is no limit on the maturity or duration of any individual security in which the Fund may invest. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, which would potentially benefit the portfolio in an environment of rising market interest rates but would generally adversely impact the portfolio in an environment of falling or neutral market interest rates.
Adviser
Oaktree Fund Advisors, LLC (the “Adviser”), a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), serves as the investment adviser to the Fund. The Adviser is an affiliate of Oaktree Capital Management, L.P. (“OCM”), a leading global investment management firm headquartered in Los Angeles, California focused on less efficient markets and alternative investments, and is a subsidiary of Oaktree Capital Group, LLC (“OCG,” and collectively with OCM and the Adviser, “Oaktree”). Oaktree was formed in April 1995 and is a leading global investment management firm headquartered in Los Angeles, California, with more than 1,260 employees throughout offices in 25 cities worldwide. As of December 31, 2023, OCM had approximately $189 billion in assets under management. Oaktree’s senior executives and investment professionals have focused on less efficient markets and alternative investments for the past 38 years. Oaktree emphasizes an opportunistic, value-oriented approach to investments in distressed debt, corporate debt (including mezzanine finance, direct lending, high yield debt and senior loans), control investing, convertible securities, real estate, listed equities and multi-strategy solutions.

The firm’s competitive advantages include its experienced team of investment professionals, a global platform and a unifying investment philosophy. This investment philosophy — the six tenets of which are risk control, consistency, market inefficiency, specialization, bottom-up analysis and disavowal of market timing — is complemented by a set of core business principles that articulate Oaktree’s commitment to excellence in investing; commonality of interests with clients; a collaborative and cooperative culture; and a disciplined, opportunistic approach to the expansion of offerings. As a result of consistent application of our philosophy and principles, Oaktree has earned a large and distinguished clientele. Among Oaktree’s clients are 65 of the 100 largest U.S. pension plans, more than 550 corporations around the world, 39 of the 50 state retirement plans in the United States, over 300 endowments and foundations globally, and 18 sovereign wealth funds.
The firm’s expertise in investing across the capital structure has allowed Oaktree to cultivate a diversified mix of global investment strategies in four categories: credit, private equity, real assets and listed equities. Importantly, the expansion of our strategies has been achieved primarily through “step-outs” into highly related fields, based on identifying markets that (a) Oaktree believes have the potential for attractive returns, and (b) can be exploited in a manner consistent with the firm’s philosophy focused on risk control.
In 2019, Brookfield Asset Management ULC (formerly, Brookfield Asset Management Inc.), an unlimited liability company formed under the laws of British Columbia, Canada (“BAM ULC”) (“Brookfield”), acquired a majority interest in Oaktree. Brookfield Corporation, a publicly traded company (NYSE: BN; TSX: BN), holds a 75% interest in BAM ULC, while Brookfield Asset Management Ltd., a publicly traded company (NYSE: BAM; TSX: BAMA) (“Brookfield Asset Management”), holds a 25% interest in BAM ULC. Brookfield Asset Management is a leading global alternative asset manager focused on real estate, renewable power, infrastructure and private equity, with approximately $900 billion of assets under management as of December 31, 2023. Together, Brookfield and Oaktree provide investors with one of the most comprehensive offerings of alternative investment products available today.While partnering to leverage one another’s strengths, Oaktree operates as an independent business within the Brookfield family, with its own product offerings and investment, marketing, and support teams. As of December 31, 2023, the Adviser had approximately $9.5 billion under management.
Oaktree’s primary firm-wide goal is to achieve attractive returns while bearing less than commensurate risk. Oaktree believes that it can achieve this goal by taking advantage of market inefficiencies in which financial markets and their participants fail to accurately value assets or fail to make available to companies the capital that they reasonably require.
Bruce Karsh, Wayne Dahl, Armen Panossian, Danielle Poli, and David Rosenberg are the portfolio managers that are primarily responsible for the day-to-day management of the Fund. Bruce Karsh is the lead portfolio manager for the Fund.
Periodic Repurchase Offers
The Fund is an “interval fund,” a type of fund that, in order to provide liquidity to Shareholders, has adopted a fundamental investment policy, which may only be changed with Shareholder approval, to make quarterly offers to repurchase between 5% and 25% of its outstanding Shares at NAV (“Interval Fund”). Subject to applicable law and approval of the Fund’s Board of Directors (the “Board” or “Board of Directors”), for each quarterly repurchase offer, the Fund currently expects to offer to repurchase at least 5% of the Fund’s outstanding Shares at NAV, which is the minimum amount permitted. Written notification of each quarterly repurchase offer (the “Repurchase Offer Notice”) will be sent to Shareholders at least 21 calendar days before the repurchase request deadline (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer) (the “Repurchase Request Deadline”). The Fund may impose repurchase fees of up to 2.00% on Shares accepted for repurchase that have been held for less than one year. The Fund may charge repurchase fees to help offset non-de minimis estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing Shares, thus allocating estimated transaction costs to the Shareholder whose Shares are being repurchased. The Fund may modify the amount of a repurchase fee at any time. The Fund will provide advance notice to

Shareholders of any such modification of the repurchase fee. The Fund may also waive or reduce a repurchase fee if the Adviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs. The Fund’s Shares are not listed for trading on any securities exchange. There is currently no secondary market for its Shares and the Fund does not expect any secondary market to develop for its Shares. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Investors should consider Shares of the Fund to be an illiquid investment. Thus, the Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks. See “Principal Risks of the Fund — Repurchase Offers Risk.”
Use of Leverage
The Fund intends to add leverage to its portfolio by utilizing borrowings, such as through bank loans and/or other credit facilities, including through one or more subsidiaries.
The Fund may also enter into other transactions that may give rise to a form of leverage including, among others, loans of portfolio securities. Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund’s Board of Directors may authorize the issuance of preferred shares without the approval of the holders of Shares of the Fund (the “Shareholders”); however, the Fund is not permitted under the 1940 Act to issue preferred shares as of the date of this Prospectus. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Shareholders, and these costs and expenses may be significant. The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors. The net proceeds the Fund obtains from leverage utilized will be invested in accordance with the Fund’s investment objective and policies as described in this Prospectus. So long as the rate of return, net of applicable Fund expenses, on the debt obligations and other investments purchased by the Fund exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to Shareholders than if the Fund were not so leveraged. The 1940 Act generally prohibits the Fund from engaging in most forms of leverage (including the use of bank loans or other credit facilities, certain derivative transactions, loans of portfolio securities, short sales and when issued, delayed delivery and forward commitment transactions, to the extent that these instruments are not covered as described below) unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33 1∕3% of the Fund’s total net assets, including assets attributable to such leverage). In addition, the Fund is not permitted to declare any cash dividend or other distribution on Shares unless, at the time of such declaration, this asset coverage test is satisfied. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default.
Leveraging is a speculative technique, and there are special risks and costs involved. There is no assurance that the Fund will utilize borrowings, issue preferred shares or utilize any other forms of leverage. If used, there can be no assurance that the Fund’s leveraging strategies will be successful or result in a higher yield on your Shares. When leverage is used, the net asset value of the Shares and the yield to Shareholders will be more volatile. In addition, interest and other expenses borne by the Fund with respect to its use of borrowings or any other forms of leverage are borne by the Shareholders and result in a reduction of the net asset value of the Shares. In addition, because the fees received by the Adviser are based on the average daily value of the Fund’s average daily net assets plus the amount of borrowings for investment purposes (“Managed Assets”), the Adviser has a financial incentive for the Fund to use certain forms of leverage (e.g., borrowings and preferred shares), which may create a conflict of interest between the Adviser, on the one hand, and the Shareholders, on the other hand.
Please see “Leverage,” and “Principal Risks of the Fund — Leverage Risk” for additional information regarding leverage and related risks.
Distributions
The Fund intends to distribute substantially all of its net investment income to Shareholders in the form of distributions. The Fund intends to declare and pay distributions quarterly to Shareholders of record. In addition, the Fund intends to distribute any net capital gains earned from the sale of portfolio securities to Shareholders no less frequently than annually. Net short-term capital gains may be paid more frequently.
Unless a Shareholder specifies otherwise, distributions will be reinvested in Shares of the Fund in accordance with the Fund’s dividend reinvestment plan. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and/or borrowings. See “Distributions” and “Dividend Reinvestment Plan.”
Distributor, Custodian and Transfer Agent
Quasar Distributors, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Global) (the “Distributor” or “Quasar”), is located at Three Canal Plaza, Suite 100, Portland, Maine 04101, serves as the Fund’s principal underwriter and distributor. U.S. Bank National Association, located at 1555 North River Center Drive, Suite 302, Milwaukee, Wisconsin 53212, serves as the custodian (the “Custodian”) of the Fund’s assets pursuant to a custody agreement. U.S. Bancorp Fund Services, LLC, located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, serves as the Fund’s transfer agent and dividend disbursing agent with respect to the Shares of the Fund.
Unlisted Closed-End Fund Structure; Limited Liquidity
The Fund’s Shares are not listed for trading on any securities exchange. There is currently no secondary market for its Shares and the Fund does not expect any secondary market to develop for its Shares. Shareholders of the Fund are not able to have their Shares redeemed or otherwise sell their Shares on a daily basis because the Fund is an unlisted closed-end fund. In order to provide liquidity to Shareholders, the Fund is structured as an Interval Fund and conducts periodic repurchase offers for a portion of its outstanding Shares, as described herein. Investors should consider Shares of the Fund to be an illiquid investment. An investment in the Fund is suitable only for long-term investors who can bear the risks associated with the limited liquidity of the Shares. Investors should consider their investment goals, time horizons and risk tolerance before investing in the Fund.
Market Risk
Global economies and financial markets are increasingly interconnected, which increases the likelihood that events or conditions in one country or region will adversely impact markets or issuers in other countries or regions. Securities in the Fund’s portfolio may underperform in comparison to securities in general financial markets, a particular financial market, or other asset classes due to a number of factors, including inflation (or expectations for inflation), deflation (or expectations for deflation), interest rates, global demand for particular products or resources, market instability, debt crises and downgrades, embargoes, tariffs, sanctions and other trade barriers, regulatory events, other governmental trade or market control programs and related geopolitical events. In addition, the value of the Fund’s investments may be negatively affected by the occurrence of global events such as war, terrorism, environmental disasters, natural disasters or events, country instability, and infectious disease epidemics or pandemics.
For example, there is significant uncertainty around how the Russian invasion of Ukraine and the conflict in Israel and Gaza will evolve, as well as the potential economic impacts to the U.S. that could result from the conflicts. Other securities or markets could be similarly affected by past or future geopolitical or other events or conditions. In addition, the outbreak of COVID-19 has negatively affected economies, markets and individual companies throughout the world, including those in which the Fund may invest. The effects of this pandemic to public health and business and market conditions, including exchange trading suspensions and closures, may continue to have a significant negative impact on the performance of the Fund’s investments, increase the Fund’s volatility, exacerbate pre-existing political, social and economic risks to the Fund, and negatively impact broad segments of businesses and populations. The Fund’s operations may be interrupted as a result, which may contribute to the negative impact on investment performance. In addition, governments, their regulatory agencies, or self-regulatory organizations may take actions in response to the pandemic that affect the instruments in which the Fund invests, or the issuers of such instruments, in ways that could have a significant negative impact on the Fund’s investment performance. The full impact of the COVID-19 pandemic, or other future epidemics or pandemics, is currently unknown and cannot be predicted.
Inflation Risk
Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund’s shares and distributions thereon can decline. Inflation risk is linked to increases in the prices of goods and services and a decrease in the purchasing power of money. Inflation often is accompanied or followed by a recession, or period of decline in economic activity, which may include job loss and other hardships and may cause the value of securities to go down generally. Inflation risk is greater for fixed-income instruments with longer maturities. In addition, this risk may be significantly elevated compared to normal conditions because of recent monetary policy measures and the current interest rate environment. Inflation has recently increased and it cannot be predicted whether it may decline.
Investor Suitability
An investment in the Fund involves a considerable amount of risk. It is possible that you will lose money. An investment in the Fund is suitable only for investors who can bear the risks associated with the limited liquidity of the Shares and should be viewed as a long-term investment. Before making your investment decision, you should (i) consider the suitability of this investment with respect to your investment goals and personal financial situation, and (ii) consider factors such as your personal net worth, income, age, risk tolerance and liquidity needs. An investment in the Fund should not be viewed as a complete investment program.
Summary of Principal Risks of the Fund
Investing in the Fund’s Shares involves a number of significant risks. Below is a summary of some of the principal risks of investing in the Fund. Before you invest in the Fund’s Shares, you should be aware of various risks, including those described below. For a more complete discussion of the risks of investing in the Fund, see “Principal Risks of the Fund.”
Investment Risk
An investment in the Fund’s Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Shares represents an indirect investment in the investments and other financial assets owned by the Fund. The value of the Fund’s investments will generally fluctuate with, among other things, changes in prevailing interest rates, federal tax rates, counterparty risk, general economic conditions, the condition of certain financial markets, developments or trends in any particular industry and the financial condition of the issuer. Lower-quality debt securities involve greater risk of default or price changes and their value can fluctuate, especially during periods of increased market volatility, economic recessions or periods of high interest rates. The Fund anticipates using leverage, which would magnify the Fund’s investment, market and certain other risks. See “Principal Risks of the Fund — Leverage Risk.”

Asset Allocation Risk
The Fund’s investment performance depends upon how its assets are allocated and reallocated. A principal risk of investing in the Fund is that the Adviser may make less than optimal or poor asset allocation decisions. The Adviser employs an active approach to allocation across multiple sectors, but there is no guarantee that such allocation techniques will produce the desired results. It is possible that the Adviser will focus on an investment that performs poorly or underperforms other investments under various market conditions. You could lose money on your investment in the Fund as a result of these allocation decisions.
Issuer Risk
The value of securities may decline for a number of reasons that directly relate to a security’s issuer, such as its financial strength, management performance, financial leverage and reduced demand for the issuer’s goods and services, as well as the historical and prospective earnings of the issuer and the value of its assets. A change in the financial condition of a single issuer may affect securities markets as a whole. These risks can apply to the Shares issued by the Fund and to the issuers of securities and other instruments in which the Fund invests.
Repurchase Offers Risk
As described under “Periodic Repurchase Offers” above, the Fund is an Interval Fund and, in order to provide liquidity to Shareholders, the Fund, subject to applicable law, conducts quarterly repurchase offers of the Fund’s outstanding Shares at NAV, subject to approval of the Board of Directors. In all cases such repurchases will be for at least 5% and not more than 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. The Fund believes that payments received in connection with the Fund’s investments will generate sufficient cash to meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If, as expected, the Fund employs investment leverage, repurchases of Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income.
If a repurchase offer is oversubscribed, the Fund may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline. In the event that the Fund determines not to repurchase more than the repurchase offer amount, or if Shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Notwithstanding the foregoing, the Fund may, in its sole discretion and for administrative convenience, accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares, before prorating other amounts tendered. Some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of the Fund’s Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders, potentially even to those Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, please see “Tax Matters” and “Taxation” in the Statement of Additional Information.
Large Shareholder Risk
To the extent a large proportion of Shares are held by a small number of Shareholders (or a single Shareholder), including affiliates of the Adviser, the Fund is subject to the risk that these Shareholders will seek to sell Shares in large amounts rapidly in connection with repurchase offers. These transactions could adversely affect the ability of the Fund to conduct its investment program. Furthermore, it is possible that in response to a repurchase offer, the total amount of Shares tendered by a small number of Shareholders (or a single Shareholder) may exceed the number of Shares that the Fund has offered to repurchase. If a repurchase offer is oversubscribed by Shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each Shareholder. However, the Fund may determine to increase the repurchase offer by up to 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline. If the Fund only repurchases a pro rata portion of shares tendered in connection with an oversubscribed repurchase offer, Shareholders unaffiliated with the Adviser will not be given priority over Shareholders that are affiliates of the Adviser, whose holdings in the Fund may be significant and may have the effect of diluting third-party Shareholders with respect to any repurchase offer. See “Principal Risks of the Fund — Repurchase Offers Risk.”
Management Risk
The Fund does not have internal management capacity or employees. The Fund depends on the diligence, skill and network of business contacts of the senior investment professionals of the Adviser to achieve the Fund’s investment objective. The Fund expects that the Adviser will evaluate, negotiate, structure, close and monitor the Fund’s investments in accordance with the terms of the management agreement between the Fund and the Adviser (“Management Agreement”). The Fund can offer no assurance, however, that the senior investment professionals of the Adviser will continue to provide investment advice to us. The loss of any member of the Adviser’s investment committee or of other senior investment professionals of the Adviser and its affiliates would limit the Fund’s ability to achieve its investment objective and operate as the Fund anticipates. This could have a material adverse effect on the Fund’s financial condition, results of operations and cash flows.
Interest Rate Risk
General interest rate fluctuations may have a substantial negative impact on the Fund’s investments and investment opportunities, and, accordingly, may have a material adverse effect on the Fund’s investment objective and rate of return on investment capital. A portion of the Fund’s income will depend upon the difference between the rate at which it borrows funds and the interest rate on the debt securities in which it invests. Because the Fund will borrow money to make investments and may issue debt securities, preferred stock or other securities, the Fund’s net investment income is dependent upon the difference between the rate at which the Fund borrows funds or pays interest or dividends on such debt securities, preferred stock or other securities and the rate at which the Fund invests these funds. Typically, the Fund anticipates that its interest-earning investments will accrue and pay interest at both variable and fixed rates, and that its interest bearing liabilities will accrue interest at variable and fixed rates.
Bank Loan Risk
Bank loans (including senior loans) are usually rated below investment grade. The market for bank loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Investments in bank loans are typically in the form of an assignment or participation. Investors in a loan participation assume the credit risk associated with the borrower and may assume the credit risk associated with an interposed financial intermediary. Accordingly, if a lead lender becomes insolvent or a loan is foreclosed, the Fund could experience delays in receiving payments or suffer a loss. In an assignment, the Fund effectively becomes a lender under the loan agreement with the same rights and obligations as the assigning bank or other financial intermediary.

Accordingly, if the loan is foreclosed, the Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. Due to their lower place in the borrower’s capital structure and possible unsecured status, junior loans involve a higher degree of overall risk than senior loans of the same borrower. In addition, the floating rate feature of loans means that bank loans will not generally experience capital appreciation in a declining interest rate environment. Declines in interest rates may also increase prepayments of debt obligations and require the Fund to invest assets at lower yields.
The Fund may also invest in second-lien loans, which entail risks including (a) the subordination of the Fund’s claims to a senior lien in terms of the coverage and recovery of the collateral and (b) the prohibition of or limitation on the right to foreclose on a second-lien loan or exercise other rights as a second-lien holder. In certain cases, therefore, no recovery may be available from a defaulted second-lien loan. The level of risk associated with investments in second-lien loans increases to the extent such investments are loans of distressed or below investment grade companies.
Covenant-Lite Loans Risk
Covenant-lite loans contain fewer maintenance covenants than other types of loans, or no maintenance covenants, and may not include terms that allow the lender to monitor the performance of the borrower and declare a default if certain criteria are breached. Covenant-lite loans may carry more risk than traditional loans as they allow individuals and corporations to engage in activities that would otherwise be difficult or impossible under a covenant-heavy loan agreement. In the event of default, covenant-lite loans may exhibit diminished recovery values as the lender may not have the opportunity to negotiate with the borrower prior to default.
High-Yield (“Junk”) Securities Risk
Investors should recognize that below investment grade and unrated securities in which the Fund will invest subject Fund Shareholders to greater levels of credit risk, call risk and liquidity risk than funds that do not invest in such securities. Generally, lower rated or unrated securities of equivalent credit quality offer a higher return potential than higher rated securities but involve greater volatility of price and greater risk of loss of income and principal, including the possibility of a default or bankruptcy of the issuers of such securities. Lower rated securities and comparable unrated securities will likely have larger uncertainties or major risk exposure to adverse conditions and are predominantly speculative. The occurrence of adverse conditions and uncertainties would likely reduce the value of securities held by the Fund, with a commensurate effect on the value of the Fund’s Shares.
Distressed Securities Risk
An investment in the securities of financially distressed issuers can involve substantial risks. These securities may present a substantial risk of default or may be in default at the time of investment. The Fund may incur additional expenses to the extent it is required to seek recovery upon a default in the payment of principal or interest on its portfolio holdings. In any reorganization or liquidation proceeding relating to a portfolio company, the Fund may lose its entire investment or may be required to accept cash or securities with a value less than its original investment. Among the risks inherent in investments in a troubled entity is the fact that it frequently may be difficult to obtain information as to the true financial condition of such issuer. The Adviser’s judgment about the credit quality of the issuer and the relative value and liquidity of its securities may prove to be wrong.
Collateralized Loan Obligation (“CLO”) Risk
CLOs and other similarly structured securities are types of asset-backed securities. The cash flows from the CLO trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the “equity” tranche which bears the bulk of defaults from the loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO trust typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO securities as a class. The risks of an investment in a CLO depend largely on the collateral and the class of the CLO in which the Fund invests. Normally, CLOs and other similarly structured securities are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CLOs may be characterized by the Fund as illiquid securities; however, an active dealer market, or other relevant measures of liquidity, may exist for CLOs allowing a CLO potentially to be deemed liquid by the Adviser under liquidity policies approved by the Fund’s Board of Directors. In addition to the risks associated with debt instruments (e.g., interest rate risk and credit risk), CLOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the Fund may invest in CLOs that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.
Mortgage- and Asset-Backed Securities
The Fund may invest in a variety of mortgage related and other asset-backed securities, including both commercial and residential mortgage securities and other mortgage-backed instruments issued on a public or private basis. Mortgage-backed securities represent the right to receive a portion of principal and/or interest payments made on a pool of residential or commercial mortgage loans. When interest rates fall, borrowers may refinance or otherwise repay principal on their mortgages earlier than scheduled. When this happens, certain types of mortgage-backed securities will be paid off more quickly than originally anticipated and the Fund will have to invest the proceeds in securities with lower yields. This risk is known as “prepayment risk.” When interest rates rise, certain types of mortgage-backed securities will be paid off more slowly than originally anticipated and the value of these securities will fall. This risk is known as “extension risk.” Because of prepayment risk, mortgage-backed securities react differently to changes in interest rates than other fixed income securities. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed securities.
Residential Mortgage-Backed Securities Risk
The investment characteristics of RMBS differ from those of traditional debt securities. The major differences include the fact that, on certain RMBS, prepayments of principal may be made at any time. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty. Subordinated classes of CMOs are entitled to receive repayment of principal in many cases only after all required principal payments have been made to more senior classes and also have subordinated rights as to receipt of interest distributions. Such subordinated classes are subject to a greater risk of non-payment than are senior classes of CMOs guaranteed by an agency or instrumentality of the U.S. Government.
Commercial Mortgage-Backed Securities Risk
CMBS may involve the risks of delinquent payments of interest and principal, early prepayments and potentially unrecoverable principal loss from the sale of foreclosed property. Subordinated classes of CMBS are entitled to receive repayment of principal only after all required principal payments have been made to more senior classes and also have subordinated rights as to receipt of interest distributions. Such subordinated classes are subject to a greater risk of non-payment than are senior classes.
Derivatives Risk
The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk, and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. The Fund’s use of derivatives may increase or accelerate the amount of taxes payable by Shareholders.
The SEC recently adopted Rule 18f-4 under the 1940 Act, which regulates the use of derivatives, short sales, reverse repurchase agreements and certain other transactions for certain funds registered under the 1940 Act. Among other things, Rule 18f-4 requires funds that invest in derivative instruments beyond a specified limited amount to apply a value-at-risk (“VaR”) based limit to their use of certain derivative instruments and financing transactions and to adopt and implement a derivatives risk management program. Consequently, unless a fund qualifies as a “limited derivatives user” as defined in Rule 18f-4, the fund has established a comprehensive derivatives risk management program to comply with a VaR based leverage limit, appointed a derivatives risk manager and will provide additional disclosure both publicly and to the SEC regarding its derivatives positions. If a fund qualifies as a limited derivatives user, Rule 18f-4 requires the fund to have policies and procedures to manage its aggregate derivatives risk, which may require the fund to alter, perhaps materially, its use of derivatives, short sales, and reverse repurchase agreements and similar financing transactions as part of its investment strategies. In connection with the adoption of Rule 18f-4, the SEC also eliminated the asset segregation framework for covering derivatives and certain financial instruments arising from SEC and staff guidance. Since the Fund is a “limited derivatives user,” the Fund has adopted and implemented policies and procedures reasonably designed to manage the Fund’s derivatives risks, including counterparty risk, leverage risk, liquidity risk, market risk, operational risk, and legal risk.
Privacy and Data Security Laws
Many jurisdictions in which the Fund and its portfolio companies operate have laws and regulations relating to data privacy, cyber security and protection of personal information, including the General Data Protection Regulation (“GDPR”) in the European Union that went into effect in May 2018 and the California Consumer Privacy Act (“CCPA”) that took effect in January 2020 and provides for enhanced consumer protections for California residents, a private right of action for data breaches and statutory fines for data breaches or other CCPA violations. If the Fund or the Adviser fail to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause investors and clients to lose confidence in the effectiveness of the Fund’s security measures.
Liquidity Risk
The Fund intends to invest in illiquid investments. An illiquid investment is a security or other investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment at approximately the value ascribed to it by the Fund. Illiquid investments often can be resold only in privately negotiated transactions with a limited number of purchasers or in a public offering registered under the Securities Act of 1933, as amended (the “1933 Act”). Considerable delay could be encountered in either event and, unless otherwise contractually provided, the Fund’s proceeds upon sale may be reduced by the costs of registration or underwriting discounts. The difficulties and delays associated with such transactions could result in the Fund’s inability to realize a favorable price upon disposition of illiquid investments, and at times might make disposition of such securities impossible.
Valuation Risk
The Adviser may use an independent pricing service or prices provided by dealers to value certain fixed income securities at their market value. Because the secondary markets for certain investments may be limited, they may be difficult to value. When market quotations are not readily available or are deemed to be unreliable, the Fund values its investments at fair value as determined in good faith pursuant to policies and procedures approved by the Board of Directors. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets, or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. Where market quotations are not readily available, valuation may require more research than for more liquid investments.
Leverage Risk
The Fund currently intends to use leverage to seek to achieve its investment objective. The borrowing of money or issuance of debt securities and preferred stock represents the leveraging of the Fund’s common stock. In addition, the Fund may also leverage its Shares through investment techniques, such as reverse repurchase agreements, writing credit default swaps, or futures. Leverage creates risks that may adversely affect the return for the holders of common stock.
Leverage is a speculative technique that could adversely affect the returns to Shareholders. Leverage can cause the Fund to lose money and can magnify the effect of any losses. To the extent the income or capital appreciation derived from securities purchased with funds received from leverage exceeds the cost of leverage, the Fund’s return will be greater than if leverage had not been used. Conversely, if the income or capital appreciation from the securities purchased with such funds is not sufficient to cover the cost of leverage or if the Fund incurs capital losses, the return of the Fund will be less than if leverage had not been used, and therefore the amount available for distribution to Shareholders as dividends and other distributions will be reduced or potentially eliminated (or, in the case of distributions, will consist of return of capital).
The Fund will pay (and the Shareholders will bear) all costs and expenses relating to the Fund’s use of leverage, which will result in the reduction of the NAV of the Shares.
Focused Investment Risk
To the extent that the Fund focuses its investments in a particular sector or country, the NAV of the Shares will be more susceptible to events or factors affecting companies in that sector or country. These may include, but are not limited to, governmental regulation, inflation, rising interest rates, cost increases in raw materials, fuel and other operating expenses, technological innovations that may render existing products and equipment obsolete, competition from new entrants, high research and development costs, increased costs associated with compliance with environmental or other regulation and other economic, market, political or other developments specific to that sector or country. Also, the Fund may invest a substantial portion of its assets in companies in related sectors that may share common characteristics, are often subject to similar business risks and regulatory burdens and whose securities may react similarly to the types of events and factors described above, which will subject the Fund to greater risk.
Risk of Regulatory Changes
Legal, tax and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. New (or revised) laws or regulations may be imposed by the U.S. Commodity Futures Trading Commission (“CFTC”), the SEC, the U.S. Internal Revenue Service (“IRS”), the U.S. Federal Reserve or other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. In particular, these agencies are implementing a variety of new rules pursuant to financial reform legislation in the United States. The EU (and some other countries) are implementing similar requirements. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or selfregulatory organizations.
Risks Associated With Status as a Regulated Investment Company
The Fund intends to qualify for federal income tax purposes as a regulated investment company under Subchapter M of the Code. Qualification requires, among other things, compliance by the Fund with certain distribution requirements. Statutory limitations on distributions on the common shares if the Fund is leveraged and fails to satisfy the 1940 Act’s asset coverage requirements could jeopardize the Fund’s ability to meet such distribution requirements. The Fund presently intends, however, to purchase or redeem any outstanding leverage to the extent necessary in order to maintain compliance with such asset coverage requirements.
Potential Conflicts of Interest Risk
The Adviser and its affiliates are involved worldwide with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund. The Adviser and its affiliates may provide investment management services to other funds and discretionary managed accounts that follow an investment program similar to that of the Fund. Subject to the requirements of the 1940 Act, the Adviser and its affiliates intend to engage in such activities and may receive compensation from third parties for their services. Neither the Adviser nor its affiliates are under any obligation to share any investment opportunity, idea or strategy with the Fund. As a result, the Adviser and its affiliates may compete with the Fund for appropriate investment opportunities. The results of the Fund’s investment activities, therefore, may differ from those of other accounts managed by the Adviser and its affiliates, and it is possible that the Fund could sustain losses during periods in which one or more of the proprietary or other accounts managed by the Adviser or its affiliates achieve profits.
Foreign Currency Risk
The Fund’s investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency may change in relation to the U.S. dollar. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. As a result, a change in currency exchange rates may adversely affect the Fund’s profitability.
Income and Distribution Risk
The income that Shareholders receive from the Fund is expected to be based in part on income from short-term gains that the Fund earns from dividends and other distributions received from its investments. If the distribution rates or yields of the Fund’s holdings decrease, Shareholders’ income from the Fund could decline. In selecting equity income securities in which the Fund will invest, the Adviser will consider the issuer’s history of making regular periodic distributions (i.e., dividends) to its equity holders. An issuer’s history of paying dividends or other distributions, however, does not guarantee that the issuer will continue to pay dividends or other distributions in the future. The dividend income stream associated with equity income securities generally is not fixed but is elected and declared at the discretion of the issuer’s board of directors and will be subordinate to payment obligations of the issuer on its debt and other liabilities. Accordingly, an issuer may forgo paying dividends on its equity securities. In addition, because in most instances issuers are not obligated to make periodic distributions to the holders of their equity securities, such distributions or dividends generally may be discontinued at the issuer’s discretion. There can be no assurance that quarterly distributions paid by the Fund to the Shareholders will be maintained at initial levels or increase over time.
Cyber Security Risk
The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in the disaster recovery systems of the Fund, and Adviser, or a support failure from external providers, could have an adverse effect on the Fund’s ability to conduct business and on its results of operations and financial condition, particularly if those events affect the Fund, or the Adviser’s computer-based data processing, transmission, storage, and retrieval systems, or destroy data. If the Adviser was unavailable in the event of a disaster, the Fund’s ability to effectively conduct its business could be severely compromised.

Emerging Markets Risk
The Fund may invest in securities of companies in an “emerging market.” Investments in emerging market securities involve a greater degree of risk than, and special risks in addition to the risks associated with, investments in domestic securities or in securities of foreign, developed countries. Foreign investment risk may be particularly high to the extent that the Fund invests in securities of issuers based or doing business in emerging market countries or invests in securities denominated in the currencies of emerging market countries. Investing in securities of issuers based or doing business in emerging markets entails all of the risks of investing in securities of foreign issuers, including being less liquid, more volatile and harder to value than U.S. securities, but to a heightened degree.
Infectious Illness Risk
A widespread outbreak of an infectious illness, such as the COVID-19 pandemic, may result in travel restrictions, disruption of healthcare services, prolonged quarantines, cancellations, supply chain disruptions, business closures, lower consumer demand, layoffs, ratings downgrades, defaults and other significant economic, social and political impacts. Markets may experience temporary closures, extreme volatility, severe losses, reduced liquidity and increased trading costs. Such events may adversely affect the Fund, its investments, and the value of your investment in the Fund.
The fallout from the COVID-19 pandemic and its subsequent variants, and the long-term impact on economies, markets, industries and individual issuers, are not known. Some sectors of the economy and individual issuers have experienced, and could continue to experience, particularly large losses as a result of new variants of COVID-19.
Convertible Securities Risk
Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. In the absence of adequate anti-dilutive provisions in a convertible security, dilution in the value of the Fund’s holding may occur in the event the underlying stock is subdivided, additional equity securities are issued for below market value, a stock dividend is declared or the issuer enters into another type of corporate transaction that has a similar effect.
Credit Default Swaps Risk
Credit default swap agreements may involve greater risks than if the Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risk. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller (if any), coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. When the Fund acts as a seller of a credit default swap, it is exposed to many of the same risks of leverage described herein since if an event of default occurs, the seller must pay the buyer the full notional value of the reference obligation.
Although the Fund may seek to realize gains by selling credit default swaps that increase in value, to realize gains on selling credit default swaps, an active secondary market for such instruments must exist or the Fund must otherwise be able to close out these transactions at advantageous times. In addition to the risk of losses described above, if no such secondary market exists or the Fund is otherwise unable to close out these transactions at advantageous times, selling credit default swaps may not be profitable for the Fund.

Summary of Fund Expenses
The following table illustrates the aggregate fees and expenses (based on average net assets) that the Fund expects to incur and that Shareholders can expect to bear directly or indirectly. The table is based on the capital structure of the Fund as of December 31, 2023. The expenses in this table for the Class A Shares and the Class U Shares are estimates for the current fiscal year. The purpose of the table and the example below is to help you understand the fees and expenses that you, as a holder of common shares, would bear directly or indirectly.
	Class A Shares	Class U Shares
Shareholder Transaction Expenses:
Maximum Sales Charge (Load) on Purchases (as a percentage of public offering price)(1)	2.50%	None
Maximum Deferred Sales Charge (Load) (as a percentage of the lesser of your purchase or redemption price)(1)	1.50%	None
Repurchase Fee (2)	2.00%	2.00%
Annual Fund Operating Expenses (as a percentage of average net assets attributable to Shares):
Management Fees (3)	1.41%	1.41%
Distribution and/or Shareholder Servicing Fees (4)	0.75%	0.75%
Interest Expense (5)	[●]%	[●]%
Other Expenses (6)	[●]%	[●]%
Total Annual Fund Operating Expenses	[●]%	[●]%
Fees Waived and/or Expenses Reimbursed or Recouped (7)	[●]%	[●]%
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement or Recoupment	[●]%	[●]%

(1)
While neither the Fund nor the Distributor imposes an initial sales charge on Class U Shares, if you buy Class U Shares through certain Financial Intermediaries, they may directly charge you transaction or other fees in such amounts as they may determine. The Shares will be sold on a continuous basis at the Fund’s then current net asset value (“NAV”) per Share, plus for Class A Shares, a maximum front-end sales commission of 2.50%. Please consult your financial intermediary for additional information. Investors that purchase $250,000 or more of the Fund’s Class A Shares will not pay any initial sales charge on the purchase. However, unless eligible for a waiver, purchases of $250,000 or more of Class A Shares where no initial sales load was paid at the time of purchase will be subject to a contingent deferred sales load of 1.50% if the Class A Shares are repurchased during the first 18 months after their purchase. See “Contingent Deferred Sales Charges - Class A Shares” and “Sales at Net Asset Value” below.

(2)
The Fund may impose repurchase fees of up to 2.00% on Shares accepted for repurchase that have been held for less than one year.

(3)
Pursuant to an investment advisory agreement, the Adviser receives an annual fee, payable monthly by the Fund, in an amount equal to 1.25% (the “Management Fee”) of the Fund’s Managed Assets. Managed Assets are defined as the total assets of the Fund (including any assets attributable to borrowings for investment purposes) minus the sum of the Fund’s accrued liabilities (other than liabilities representing borrowings for investment purposes) and derivatives will be valued at their market value. The fee shown above is based upon outstanding financial leverage of 13.21% of the Fund’s Managed Assets. The Management Fee estimate in the table is greater than 1.25% since it is computed as a percentage of the Fund’s average net assets. If financial leverage of more than 13.21% of the Fund’s Managed Assets is used, the management fees shown would be higher.

(4)
The maximum annual rate at which distribution and/or service fees may be paid under the Distribution and Servicing Plan for each of Class A Shares and Class U Shares is 0.75% (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A Shares and Class U Shares, respectively). 0.25% of such fee is a shareholder servicing fee and the remaining portion is a distribution fee.

(5)
Interest Expense shown in the table above assumes financial leverage of 13.21% of the Fund’s Managed Assets, based upon the Fund’s outstanding borrowings as of December 31, 2023, of approximately $35,000,000 in borrowings outstanding under the Senior Secured Revolving Credit Facility (the “Credit Facility”) with Sumitomo Mitsui Banking Corporation, at a weighted average daily interest rate of 6.47% for the Credit Facility.

(6)
“Other Expenses” represents the Fund expenses as they are calculated in the Fund’s Annual Report, which includes the Acquired Fund Fees and Expenses (”AFFE”). AFFE are indirect fees and expenses that the Fund incurs from investing in the shares of other registered investment companies. The Total Annual Fund Operating Expenses and Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement or Recoupment for the Fund do not correlate to the Ratios to Average Net Assets-Gross operating expenses and Net expenses, including fee waivers and reimbursement in the “Financial Highlights,” which reflects the operating expenses of the Fund and does not include indirect expenses such as AFFE. In addition to the fees of the Adviser, the Fund is responsible for the payment of all its “Other Expenses” incurred in the operation of the Fund, which include, among other things, organizational expenses and offering costs, expenses for legal and the Fund’s independent registered public accounting firm’s services, shareholder reports, charges of the Fund’s custodian, charges of the Fund’s fund accountant, charges of the transfer agent and dividend disbursing agent, SEC fees, expenses of directors’ meetings, fees and expenses of Directors who are not officers or employees of the Adviser or its affiliates, accounting and printing costs, the Fund’s pro rata portion of the Chief Compliance Officer’s compensation (if approved by the Board of Directors), fidelity bond coverage for the Fund’s officers and employees, Directors and officers liability policy, interest, brokerage costs, taxes, expenses of qualifying the Fund for sale in various states, expenses of personnel performing shareholder servicing functions, litigation and other extraordinary or non-recurring expenses and other expenses properly payable by the Fund.

(7)
The Adviser has contractually agreed to waive all or a portion of its investment advisory fees and/or to reimburse certain expenses of the Fund, including organizational expenses and offering costs, to the extent necessary to maintain the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding any front-end or contingent deferred sales loads, brokerage commissions and other transactional expenses, acquired fund fees and expenses, interest (including, “Interest Payments on Borrowed Funds”), taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Fund’s business) at no more than 2.85% for Class A Shares and 2.85% for Class U Shares. The fee waiver and expense reimbursement arrangement will continue until at least April 30, 2026 (or at least April 29th in a leap year), and may not be terminated by the Fund or the Adviser before such time. Thereafter, this arrangement may only be terminated or amended to increase the expense cap, provided that in the case of a termination by the Adviser, the Adviser will provide the Board of Directors with written notice of its intention to terminate the arrangement prior to the expiration of its then current term. Any waivers and/or reimbursements made by the Adviser are subject to recoupment from the Fund for a period not to exceed three years after the occurrence of the waiver and/or reimbursement, provided that the Fund may only make repayments to the Adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of (1) the expense cap in place at the time such amounts were waived, or (2) the Fund’s current expense cap.

Example
The following example illustrates the expenses (including any applicable sales charge) that you would pay on a $1,000 investment in the Shares, assuming a 5% annual return. The fee waiver is taken into account only for the one-year expense example: (1)
If you redeem your Shares at the end of each period:
	1-Year	3-Year	5-Year	10-Year
Class A Shares	$[●]	$[●]	$[●]	$[●]
Class U Shares	$[●]	$[●]	$[●]	$[●]
If you do not redeem your Shares:
	1-Year	3-Year	5-Year	10-Year
Class A Shares	$[●]	$[●]	$[●]	$[●]
Class U Shares	$[●]	$[●]	$[●]	$[●]

(1)
The example above should not be considered a representation of future expenses, and actual expenses may be greater or less than those show. The example assumes that the estimated Interest Payments on Borrowed Funds and Other Expenses set forth in the Annual Fund Operating Expenses table are accurate, that the Total Annual Fund Operating Expenses (as described above) remain the same for all time periods shown and that all dividends and distributions are reinvested at NAV. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example. In addition to the fees and expenses described above, you may also be required to pay transaction or other fees on purchases of Class A Shares and Class U Shares of the Fund, which are not reflected in the example.

Financial Highlights
Class A Shares and Class U Shares of the Fund have not commenced operations as of the date of this Prospectus. As a result, no financial performance is available.

The Fund
The Fund is a diversified, closed-end management investment company registered under the 1940 Act. The Fund offers four classes of Shares: Class A Shares, Class D Shares, Class T Shares, and Class U Shares. This Prospectus only relates to the Fund’s offering of Class A Shares and Class U Shares. In the future, the Fund may offer additional classes of shares. An investment in the Fund may not be appropriate for all investors. The Fund was organized as a Maryland corporation on June 29, 2021, pursuant to articles of incorporation. The Fund’s principal office is located at 225 Liberty Street, 35th Floor, New York, New York 10281-1023.

Use of Proceeds
The Fund expects to use the net proceeds from the sale of the Shares to invest in accordance with its investment objective and policies. Pending such investment, the Fund expects that the net proceeds of this offering will be invested in money market mutual funds, cash, cash equivalents, securities issued or guaranteed by the U.S. government or its instrumentalities or agencies, high-quality, short-term money market instruments, short-term debt securities, certificates of deposit, bankers’ acceptances and other bank obligations, commercial paper or other liquid debt securities. It is currently anticipated that the Fund will be able to invest all or substantially all of the net proceeds according to its investment objectives and strategies within approximately three months after receipt of the proceeds, depending on the amount and timing of proceeds available to the Fund as well as the availability of investments consistent with the Fund’s investment objectives and strategies, and except to the extent proceeds are held in cash to pay dividends or expenses, satisfy repurchase offers or for temporary defensive purposes. However, additional time may be required to fully deploy the Fund’s net proceeds to invest in certain of the Fund’s investments.

The Fund’s Investment Objective and Principal Strategies
The Fund’s investment objective is to seek current income and attractive total return. The Fund seeks to achieve its investment objective by investing globally, including in emerging market countries, in high conviction opportunities across Oaktree Fund Advisors, LLC’s (the “Adviser”) performing credit platform of high-yield bonds, senior loans, including covenant-lite loans, structured credit, emerging markets debt and convertibles, inclusive of public sector companies that trade on the public markets and private companies that do not have securities trading on the public markets. High-conviction opportunities are investment opportunities that fall within the Fund’s investment strategy, which are identified by the Adviser based on its holistic, bottom-up proprietary research and credit analysis, including analysis of fundamental, valuation, technical and other market factors. The Adviser’s performing credit platform encompasses a broad array of credit strategy groups that invest in public and private corporate credit instruments across the liquidity spectrum. High-yield bonds are also referred to as “below-investment grade rated securities” or “junk bonds,” as described in this Prospectus. Structured credit may include collateralized loan obligations (CLOs), commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and other asset-based securities. The Fund seeks to add value through three sources: (1) providing exposure to asset classes that require specialized expertise; (2) performing well in each asset class through proprietary, bottom-up, credit research; and (3) allocating capital opportunistically among asset classes based on the Adviser’s assessment of relative value.
Under normal market conditions, the Fund will attempt to achieve its investment objective by investing, as a principal strategy, at least 80% of its net assets (plus the amount of any borrowing for investment purposes) in credit related investments, including, but not limited to, fixed income securities (investment grade debt and high-yield debt), floating rate securities (senior loans or structured credit) and other debt instruments and in derivatives (futures, forward contracts, foreign currency exchange contracts, call and put options, selling or purchasing credit default swaps, and total return swaps) and other instruments that have economic characteristics similar to such securities or investments (the “80% Policy”). The Fund may invest in investment grade and below-investment grade rated debt instruments and securities of sovereign and quasi-sovereign issuers, including debt issued by national, regional or local governments and other agencies. The Fund may invest in securities denominated in U.S. dollars or in other foreign currencies.
The Fund may change the 80% Policy without Shareholder approval. The Fund will provide Shareholders with written notice at least 60 days prior to the implementation of any such changes.
It is expected that the Fund normally will have a short average portfolio duration (i.e., within a 1 1∕2 to 3-year range), as calculated by the Adviser, although it may be shorter or longer at any time or from time to time depending on market conditions and other factors. While the Fund seeks to maintain a short average portfolio duration, there is no limit on the maturity or duration of any individual security in which the Fund may invest. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The Fund’s duration strategy may entail maintaining a negative average portfolio duration from time to time, which would potentially benefit the portfolio in an environment of rising market interest rates but would generally adversely impact the portfolio in an environment of falling or neutral market interest rates.
On behalf of the Fund, the Adviser employs a fundamental, value-driven approach with an emphasis on risk control. Bruce Karsh, Wayne Dahl, Armen Panossian, Danielle Poli and David Rosenberg are primarily responsible for management of the Fund. Bruce Karsh is the lead portfolio manager for the Fund. This seasoned team is responsible for building a portfolio from the bottom up, leveraging proprietary credit research and market analysis across the firm’s investment areas. The Fund allocates flexibly among credit asset classes, including public sector companies that trade on the public markets and private companies that do not have securities trading on the public markets, based on changing market conditions and relative value insights applied from Oaktree’s Global Credit Investment Committee, which in addition to the Fund’s co-portfolio managers includes senior credit investment professionals, which manage asset-class specific portfolios at the firm. The Fund’s all-weather investment strategy will enable the portfolio to perform well in periods of market dislocation, informed by Oaktree’s contrarian investment style. Oaktree’s contrarian investment style refers to investors who prioritize downside protection and patience over immediate capital deployment. Oaktree’s expertise and experience in distressed debt investing informs and guides it in analyzing new investments and as a result, its extensive distressed investing experience should allow it to minimize downside risk associated with investments made on behalf of the Fund. The Fund further manages risk and opportunity through holistic portfolio analysis conducted by Oaktree’s portfolio analytics and risk group. Holistic portfolio analysis encompasses a focus on the entire portfolio of investments versus a focus on a credit-by-credit basis.
The Fund generally invests in securities from the Adviser’s credit strategies selected with the objective of maximizing risk-adjusted returns. The Adviser’s credit strategy portfolio managers select these securities based upon input from the firm’s research analysts who are responsible for underwriting credit risk in the Fund. Fund allocations are determined by the Adviser’s analysis of fundamental, valuation, technical and other market factors. Both qualitative and quantitative inputs are considered in the allocation process. Importantly, the allocation of the Fund’s assets will change over time, sometimes rapidly, based on the Adviser’s relative value assessment. Active portfolio and risk management are designed to ensure optimal portfolio positioning, including diversity of industries and issuers across asset classes. The Fund’s investments, allocations, performance attribution, risk sensitivities and characteristics are monitored by the Adviser on a daily basis. Stress testing and scenario analysis is also performed.
The Fund follows the Adviser’s “buy” and “sell” disciplines, overseen by the Fund’s co-portfolio managers:
Buy Discipline
Investments are made if: (a) the absolute amount of risk is acceptable; (b) the promised yield compensates for the risk; and (c) the investment’s relationship between risk and return is adequately attractive relative to the opportunity set.
Sell Discipline
In general, the Fund will consider selling an investment if: (a) it is early in spotting actual or potential deterioration in credit quality before it is reflected in the security’s price; (b) the security’s price has significantly appreciated, lowering its yield; or (c) another security is available that offers a better risk/ reward trade-off.
Monitoring
If the investment is made, it is systematically monitored by the strategy portfolio manager(s) and supporting analysts on an ongoing basis to assure its credit quality remains satisfactory. Broader portfolio and risk monitoring is performed by a dedicated risk and analytics team.
Implementation
Asset allocation decisions also necessitate trading activity, and securities may be bought or sold to increase or decrease various asset class exposures. Depending on the security type, buy and sell decisions are either transacted by the strategy portfolio manager or by execution traders.

Leverage
The Fund intends to add leverage to its portfolio by utilizing borrowings, such as through bank loans and/or other credit facilities, including through one or more subsidiaries. The Fund will treat the assets of wholly-owned and controlled subsidiaries formed by the Fund as assets of the Fund for purposes of determining compliance with various provisions of the 1940 Act applicable to the Fund, including those relating to investment policies (Section 8), affiliated transactions and custody (Section 17) and capital structure and leverage (Section 18). In addition, the Adviser and the Fund’s Board of Directors will comply with the provisions of Section 15 of the 1940 Act with respect to a subsidiary’s investment advisory contract, as applicable.
The Fund may also enter into other transactions that may give rise to a form of leverage including, among others, loans of portfolio securities. Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund’s Board of Directors may authorize the issuance of preferred shares without the approval of Shareholders; however, the Fund is not permitted under the 1940 Act to issue preferred shares as of the date of this Prospectus. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Shareholders, and these costs and expenses may be significant. The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors. See “Principal Risks of the Fund — Leverage Risk.”
The net proceeds the Fund obtains from leverage utilized will be invested in accordance with the Fund’s investment objective and policies as described in this Prospectus. So long as the rate of return, net of applicable Fund expenses, on the debt obligations and other investments purchased by the Fund exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher distributions to Shareholders than if the Fund were not so leveraged.
The 1940 Act generally prohibits the Fund from engaging in most forms of leverage (including the use of bank loans or other credit facilities, certain derivative transactions, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions, to the extent that these instruments are not covered as described below) unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33 1∕3% of the Fund’s total net assets, including assets attributable to such leverage). In addition, the Fund is not permitted to declare any cash dividend or other distribution on Shares unless, at the time of such declaration, this asset coverage test is satisfied. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default.
Under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the value of the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s assets less all liabilities other than borrowings and outstanding preferred shares). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Shares unless, at the time of such declaration, the value of the Fund’s assets less liabilities other than borrowings and outstanding preferred shares satisfies the above-referenced 200% coverage requirement. If the Fund uses a combination of borrowing (including notes and other securities representing indebtedness) and issuing preferred shares, the maximum asset coverage required would be between 300% and 200% depending on the relative amounts of borrowings and preferred shares.

Leveraging is a speculative technique and there are special risks and costs involved. There is no assurance that the Fund will utilize borrowings, issue preferred shares or utilize any other forms of leverage. If used, there can be no assurance that the Fund’s leveraging strategies will be successful or result in a higher yield on your Shares. When leverage is used, the NAV of the Shares and the yield to Shareholders will be more volatile. In addition, interest and other expenses borne by the Fund with respect to its use of borrowings or any other forms of leverage are borne by the Shareholders and result in a reduction of the NAV of the Shares. In addition, because the fees received by the Adviser are based on the average daily value of the Fund’s Managed Assets, the Adviser has a financial incentive for the Fund to use certain forms of leverage (e.g., borrowings and preferred shares), which may create a conflict of interest between the Adviser, on the one hand, and the Shareholders, on the other hand.
The Fund also may borrow money in order to repurchase its shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund.

Effects of Leverage
Assuming that leverage will represent approximately 13.21% of the Fund’s Managed Assets, the rate of return on the Fund’s investments would need to exceed 0.86% in order to cover the leverage costs on the borrowings.
The following table is designed to illustrate the effect of leverage on Common Share Total Return (as retainer return), assuming hypothetical investment portfolio total returns (comprised of income and changes in the value of securities held in the Fund’s portfolio) of -10%, -5%, 0%, 5% and 10%. These assumed investment portfolio returns are hypothetical figures and are not necessarily indicative of the investment portfolio returns experienced or expected to be experienced by the Fund. “Principal Risks of the Fund — Leverage Risk.” Actual returns may be greater or less than those reflected in the table.
The table further reflects the (i) use of financial leverage representing approximately 13.21% of the Fund’s Managed Assets and (ii) interest costs to the Fund at an average annual rate of 6.47% on the borrowings with respect to such financial leverage.
Assumed Portfolio Total Return (Net of Expenses)	-10%	-5%	0%	5%	10%
Common Share Total Return	-12.51%	-6.75%	-0.99%	4.78%	10.54%
“Common Share Total Return” is composed of two elements: (i) the Common Share dividends and distributions paid by the Fund (the amount of which is largely determined by the net investment income of the Fund after paying expenses on any forms of leverage outstanding) and (ii) gains or losses on the value of the securities the Fund owns. As required by SEC rules, the table above assumes that the Fund is more likely to suffer capital losses than to enjoy capital appreciation. For example, to assume a total return of 0%, the Fund must assume that the interest it receives on its investments is entirely offset by losses in the value of those investments.
If the Fund uses leverage, the amount of fees paid to the Adviser for its services will be higher than if the Fund does not use leverage because the fees paid are calculated based on the average daily value of the Fund’s Managed Assets, which includes assets purchased with leverage. Therefore, the Adviser has a financial incentive to use leverage, which creates a conflict of interest between the Adviser, on the one hand, and the Shareholders, on the other hand, as only the Shareholders would bear the fees and expenses incurred through the Fund’s use of leverage. See “Principal Risks of the Fund.” The Fund’s willingness to use leverage, and the extent to which leverage is used at any time, will depend on many factors, including, among other things, the Adviser’s assessment of the yield curve, interest rate trends, market conditions and other factors.

Principal Risks of the Fund
Investing in the Fund’s Shares involves a number of significant risks. Before you invest in the Fund’s Shares, you should be aware of various risks, including those described below. The risks set out below are not the only risks the Fund will face. Additional risks and uncertainties not presently known to the Fund or not presently deemed material may also impair the Fund’s operations and performance. If any of the following events occur, the Fund’s business, financial condition, results of operations and cash flows could be materially and adversely affected. In such case, the Fund’s NAV could decline, and you may lose all or part of your investment. The risk factors described below are the principal risk factors associated with an investment in the Fund as well as those factors generally associated with an investment company with investment objective, investment policies, capital structure or trading markets similar to the Fund.

Investment Risk
An investment in the Fund’s Shares is subject to investment risk, including the possible loss of the entire principal amount invested. An investment in the Shares represents an indirect investment in the investments and other financial assets owned by the Fund. The value of the Fund’s investments will generally fluctuate with, among other things, changes in prevailing interest rates, federal tax rates, counterparty risk, general economic conditions, the condition of certain financial markets, developments or trends in any particular industry and the financial condition of the issuer. The Fund anticipates using leverage, which would magnify the Fund’s investment, market and certain other risks. See “Principal Risks of the Fund — Leverage Risk.” During periods of limited liquidity and higher price volatility, the Fund’s ability to dispose of investments at a price and time that the Adviser deems advantageous may be impaired. Lower-quality debt securities involve greater risk of default or price changes due to changes in the credit quality of the issuer. The value of lower-quality debt securities often fluctuates in response to company, political or economic developments and can decline significantly over short periods of time or during periods of general or regional economic difficulty. Lower-quality debt securities can be thinly traded or have restrictions on resale, making them difficult to sell at an acceptable price. The default rate for lower-quality debt securities is likely to be higher during economic recessions or periods of high interest rates. In addition, the Adviser’s response to these market movements may not be successful. The Shares at any point in time may be worth less than the original cost, even after taking into account any reinvestment of dividends and distributions.

Market Risk
Global economies and financial markets are increasingly interconnected, which increases the likelihood that events or conditions in one country or region will adversely impact markets or issuers in other countries or regions. Securities in the Fund’s portfolio may underperform in comparison to securities in general financial markets, a particular financial market, or other asset classes due to a number of factors, including inflation (or expectations for inflation), deflation (or expectations for deflation), interest rates, global demand for particular products or resources, market instability, debt crises and downgrades, embargoes, tariffs, sanctions and other trade barriers, regulatory events, other governmental trade or market control programs and related geopolitical events. In addition, the value of the Fund’s investments may be negatively affected by the occurrence of global events such as war, terrorism, environmental disasters, natural disasters or events, country instability, and infectious disease epidemics or pandemics. For example, there is significant uncertainty around how the Russian invasion of Ukraine and the conflict in Israel and Gaza will evolve, as well as the potential economic impacts to the U.S. that could result from the conflicts. Other securities or markets could be similarly affected by past or future geopolitical or other events or conditions. In addition, the outbreak of COVID-19 has negatively affected economies, markets and individual companies throughout the world, including those in which the Fund may invest. The effects of the COVID-19 pandemic, or other future epidemics or pandemics, to public health and business and market conditions, including exchange trading suspensions and closures, may continue to have a significant negative impact on the performance of the Fund’s investments, increase the Fund’s volatility, exacerbate pre-existing political, social and economic risks to the Fund, and negatively impact broad segments of businesses and populations. The Fund’s operations may be interrupted as a result, which may contribute to the negative impact on investment performance. In addition, governments, their regulatory agencies, or self-regulatory organizations may take actions in response to the pandemic that affect the instruments in which the Fund invests, or the issuers of such instruments, in ways that could have a significant negative impact on the Fund’s investment performance. The full impact of the COVID-19 pandemic, or other future epidemics or pandemics, is currently unknown and cannot be predicted.

Inflation Risk
Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund’s shares and distributions thereon can decline. Inflation risk is linked to increases in the prices of goods and services and a decrease in the purchasing power of money. Inflation often is accompanied or followed by a recession, or period of decline in economic activity, which may include job loss and other hardships and may cause the value of securities to go down generally. Inflation risk is greater for fixed-income instruments with longer maturities. In addition, this risk may be significantly elevated compared to normal conditions because of recent monetary policy measures and the current interest rate environment. Inflation has recently increased and it cannot be predicted whether it may decline.
Although the Federal Reserve has raised the federal funds rate, there is no guarantee that such increases will be effective at lowering inflation. Unanticipated or persistent inflation may have a material and adverse impact on the financial conditions or operating results of issuers in which the Fund may invest, which may cause the value of the Fund’s investments to decline. In addition, higher interest rates that often accompany or follow periods of high inflation may cause investors to favor asset classes other than common stocks, which may lead to broader market declines not necessarily related to the performance of any specific investment or specific issuers.

Asset Allocation Risk
The Fund’s investment performance depends upon how its assets are allocated and reallocated. A principal risk of investing in the Fund is that the Adviser may make less than optimal or poor asset allocation decisions. The Adviser employs an active approach to allocation across multiple credit sectors, but there is no guarantee that such allocation techniques will produce the desired results. It is possible that the Adviser will focus on an investment that performs poorly or underperforms other investments under various market conditions. You could lose money on your investment in the Fund as a result of these allocation decisions.

Issuer Risk
The value of securities may decline for a number of reasons that directly relate to a security’s issuer, such as its financial strength, management performance, financial leverage and reduced demand for the issuer’s goods and services, as well as the historical and prospective earnings of the issuer and the value of its assets. A change in the financial condition of a single issuer may affect securities markets as a whole. These risks can apply to the Shares issued by the Fund and to the issuers of securities and other instruments in which the Fund invests.
The value of securities may decline for a number of reasons that directly relate to a security’s issuer, such as its financial strength, management performance, financial leverage and reduced demand for the issuer’s goods and services, as well as the historical and prospective earnings of the issuer and the value of its assets.

Repurchase Offers Risk
As described under “Periodic Repurchase Offers” above, the Fund is an Interval Fund and, in order to provide liquidity to Shareholders, the Fund, subject to applicable law, conducts quarterly repurchase offers of the Fund’s outstanding Shares at NAV, subject to approval of the Board of Directors. In all cases such repurchases will be for at least 5% and not more than 25% of its outstanding Shares at NAV, pursuant to Rule 23c-3 under the 1940 Act. The Fund believes that these repurchase offers are generally beneficial to the Fund’s Shareholders, and repurchases generally will be funded from available cash or sales of portfolio securities. However, repurchase offers and the need to fund repurchase obligations may affect the ability of the Fund to be fully invested or force the Fund to maintain a higher percentage of its assets in liquid investments, which may harm the Fund’s investment performance. Moreover, diminution in the size of the Fund through repurchases may result in untimely sales of portfolio securities (with associated imputed transaction costs, which may be significant), and may limit the ability of the Fund to participate in new investment opportunities or to achieve its investment objective. The Fund may accumulate cash by holding back (i.e., not reinvesting) payments received in connection with the Fund’s investments. The Fund believes that payments received in connection with the Fund’s investments will generate sufficient cash to meet the maximum potential amount of the Fund’s repurchase obligations. If at any time cash and other liquid assets held by the Fund are not sufficient to meet the Fund’s repurchase obligations, the Fund intends, if necessary, to sell investments. If, as expected, the Fund employs investment leverage, repurchases of Shares would compound the adverse effects of leverage in a declining market. In addition, if the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income.
If a repurchase offer is oversubscribed, the Fund may determine to increase the amount repurchased by up to 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline. In the event that the Fund determines not to repurchase more than the repurchase offer amount, or if Shareholders tender more than the repurchase offer amount plus 2% of the Fund’s outstanding shares as of the date of the Repurchase Request Deadline, the Fund will repurchase the Shares tendered on a pro rata basis, and Shareholders will have to wait until the next repurchase offer to make another repurchase request. As a result, Shareholders may be unable to liquidate all or a given percentage of their investment in the Fund during a particular repurchase offer. Notwithstanding the foregoing, the Fund may in its sole discretion and for administrative convenience accept all Shares tendered for repurchase by Shareholders who own less than one hundred Shares and who tender all of their Shares before prorating other amounts tendered. Some Shareholders, in anticipation of proration, may tender more Shares than they wish to have repurchased in a particular quarter, thereby increasing the likelihood that proration will occur. The NAV of the Fund’s Shares tendered in a repurchase offer may decline between the Repurchase Request Deadline and the date on which the NAV for tendered Shares is determined. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders, potentially even to those Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, please see “Tax Matters” and “Taxation” in the Statement of Additional Information.

Large Shareholder Risk
To the extent a large proportion of Shares are held by a small number of Shareholders (or a single Shareholder), including affiliates of the Adviser, the Fund is subject to the risk that these Shareholders will seek to sell Shares in large amounts rapidly in connection with repurchase offers. These transactions could adversely affect the ability of the Fund to conduct its investment program. Furthermore, it is possible that in response to a repurchase offer, the total amount of Shares tendered by a small number of Shareholders (or a single Shareholder) may exceed the number of Shares that the Fund has offered to repurchase. If a repurchase offer is oversubscribed by Shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each Shareholder. However, the Fund may determine to increase the repurchase offer by up to 2% of the Fund’s outstanding Shares as of the date of the Repurchase Request Deadline. If the Fund only repurchases a pro rata portion of shares tendered in connection with an oversubscribed repurchase offer, Shareholders unaffiliated with the Adviser will not be given priority over Shareholders that are affiliates of the Adviser, whose holdings in the Fund may be significant and may have the effect of diluting third-party Shareholders with respect to any repurchase offer. See “Principal Risks of the Fund — Repurchase Offers Risk.”

Management Risk
The Fund does not have internal management capacity or employees. The Fund depends on the diligence, skill and network of business contacts of the senior investment professionals of the Adviser to achieve the Fund’s investment objective. The Fund expects that the Adviser will evaluate, negotiate, structure, close and monitor the Fund’s investments in accordance with the terms of the Management Agreement (as defined below). The Fund can offer no assurance, however, that the senior investment professionals of the Adviser will continue to provide investment advice to the Fund. The loss of any member of the Adviser’s investment committee or of other senior investment professionals of the Adviser and its affiliates would limit the Fund’s ability to achieve its investment objective and operate as the Fund anticipates. This could have a material adverse effect on the Fund’s financial condition, results of operations and cash flows.

Interest Rate Risk
General interest rate fluctuations may have a substantial negative impact on the Fund’s investments and investment opportunities, and, accordingly, may have a material adverse effect on the Fund’s investment objective and rate of return on investment capital. A portion of the Fund’s income will depend upon the difference between the rate at which it borrows funds and the interest rate on the debt securities in which it invests. Because the Fund will borrow money to make investments and may issue debt securities, preferred stock or other securities, the Fund’s net investment income is dependent upon the difference between the rate at which the Fund borrows funds or pays interest or dividends on such debt securities, preferred stock or other securities and the rate at which the Fund invests these funds.
A significant increase in market interest rates could harm the Fund’s ability to attract new portfolio companies and originate new loans and investments. The Fund expects that a majority of its investments in debt will continue to be at floating rates with a floor. However, in the event that the Fund makes investments in debt at variable rates, a significant increase in market interest rates could also result in an increase in the Fund’s non-performing assets and a decrease in the value of the Fund’s portfolio because the Fund’s floating-rate loan portfolio companies may be unable to meet higher payment obligations. In periods of rising interest rates, the Fund’s cost of funds would increase, resulting in a decrease in the Fund’s net investment income. In addition, a decrease in interest rates may reduce net income, because new investments may be made at lower rates despite the increased demand for the Fund’s capital that the decrease in interest rates may produce. The Adviser may, but is not required to, hedge against the risk of adverse movement in interest rates in the Fund’s short-term and long-term borrowings relative to the Fund’s portfolio of assets. If the Adviser engages in hedging activities on behalf of the Fund, it may limit the Fund’s ability to participate in the benefits of lower interest rates with respect to the hedged portfolio. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition, and results of operations. Adverse developments resulting from changes in interest rates or hedging transactions could have a material adverse effect on the Fund’s business, financial condition, and results of operations.

Below Investment Grade (High-Yield or “Junk Bond”) Securities
Selection and supervision of high-yield securities, by the Adviser, involves continuous analysis of individual issuers, general business conditions and other factors which may be too time-consuming or too costly for the average investor. The furnishing of these services does not, of course, guarantee successful results. The Adviser’s analysis of issuers includes, among other things, historic and current financial conditions, current and anticipated cash flow and borrowing requirements, value of assets in relation to historical costs, strength of management, responsiveness to business conditions, credit standing, and current and anticipated results of operations. Analysis of general conditions and other factors may include anticipated changes in economic activity and interest rates, the availability of new investment opportunities and the economic outlook for specific industries.
The ratings of Moody’s, S&P and the other Rating Agencies represent their opinions as to the quality of the obligations which they undertake to rate. Ratings are relative and subjective and, although ratings may be useful in evaluating the safety of interest and principal payments, they do not evaluate the market value risk of such obligations. While the Adviser considers as one factor in its credit analysis the ratings assigned by the rating services, the Adviser performs its own independent credit analysis of issuers and, consequently, the Fund may invest, without limit, in unrated securities. As a result, the Fund’s ability to achieve its investment objective may depend to a greater extent on the Adviser’s own credit analysis than investment companies which invest in investment grade securities. The Fund may continue to hold securities that are downgraded after the Fund purchases them and will sell such securities only if, in the Adviser’s judgment, it is advantageous to sell such securities. Investments in high-yield securities generally provide greater income and increased opportunity for capital appreciation than investments in investment grade fixed income securities, but they also typically entail greater price volatility and principal and income risk, including the possibility of issuer default and bankruptcy. High-yield securities are regarded as being predominantly speculative as to the issuer’s ability to make repayments of principal and payments of interest. Investment in such securities involves substantial risk. Issuers of high-yield securities may be highly leveraged and may not have available to them more traditional methods of financing. Therefore, the risks associated with acquiring the securities of such issuers generally are greater than is the case with investment grade securities. For example, during an economic downturn or a sustained period of rising interest rates, issuers of high-yield securities may be more likely to experience financial stress, especially if such issuers are highly leveraged. During periods of economic downturn, such issuers may not have sufficient revenues to meet their interest payment obligations. The issuer’s ability to service its debt obligations also may be adversely affected by specific issuer developments, or the issuer’s inability to meet specific projected business forecasts or the unavailability of additional financing. Therefore, there can be no assurance that in the future there will not exist a higher default rate relative to the rates currently existing in the high-yield market. If an issuer of high-yield securities defaults, in addition to risking non-payment of all or a portion of interest and principal, the Fund may incur additional expenses to seek recovery. The market prices of high-yield securities structured as zero-coupon, step-up or payment-in-kind securities will normally be affected to a greater extent by interest rate changes, and therefore tend to be more volatile than the prices of securities that pay interest currently and in cash. Other than with respect to Distressed Securities (which are discussed below), the high-yield securities in which the Fund may invest do not include securities which, at the time of investment, are in default or the issuers of which are in bankruptcy. However, there can be no assurance that such events will not occur after the Fund purchases a particular security, in which case the Fund may experience losses and incur costs.
High-yield securities tend to be more volatile than investment grade fixed income securities, so that adverse events may have a greater impact on the prices of high-yield securities than on investment grade fixed income securities. Factors adversely affecting the market value of such securities are likely to affect adversely the Fund’s net asset value.
Like investment grade fixed income securities, high-yield securities are generally purchased and sold through dealers who make a market in such securities for their own accounts. There are fewer dealers, however, in the high-yield market, and thus the market may be less liquid than the market for investment grade fixed income securities, even under normal economic conditions. In addition, there may be significant disparities in the prices quoted for high-yield securities by various dealers and the spread between the bid and asked price is generally much larger than for investment grade securities. As a result, the Fund may experience difficulty acquiring appropriate high-yield securities for investment.
Adverse conditions and investor perceptions thereof (whether or not based on economic fundamentals) may impair liquidity in the high-yield market and may cause the prices the Fund receives for its high-yield securities to be reduced. In addition, the Fund may experience difficulty in liquidating a portion of its portfolio when necessary to meet the Fund’s liquidity needs or in response to a specific economic event such as a deterioration in the creditworthiness of the issuer. Under such conditions, judgment may play a greater role in valuing certain of the Fund’s portfolio securities than in the case of securities trading in a more liquid market. In addition, the Fund may incur additional expenses if it is forced to seek recovery upon a default of a portfolio holding or if it participates in the restructuring of the obligation.
The risk of loss due to default by an issuer is significantly greater for the holders of junk bonds because such securities are often unsecured and subordinated to other creditors of the issuer. In addition, junk bonds may have call or redemption features that permit an issuer to repurchase the securities from the Fund. If a call were to be exercised by an issuer during a period of declining interest rates, the Fund would likely have to replace such called securities with lower yielding securities, thereby decreasing the net investment income to the Fund and dividends to Shareholders.
The high-yield securities in which the Fund invests may include credit-linked notes, structured notes or other instruments evidencing interests in special purpose vehicles or trusts that hold interests in high-yield securities. Structured notes and other related instruments are privately negotiated debt obligations in which the principal and/or interest is determined by reference to the performance of a benchmark asset, market or interest rate (an “embedded index”), such as selected securities, an index of securities or specified interest rates, or the differential performance of two assets or markets. Structured instruments may be issued by corporations, including banks, and by governmental agencies. Structured instruments frequently are assembled in the form of medium-term notes, but a variety of forms are available and may be used in particular circumstances. The terms of such structured instruments normally provide that their principal and/or interest payments are to be adjusted upward or downward (but ordinarily not below zero) to reflect changes in the embedded index while the structured instruments are outstanding. As a result, the interest and/or principal payments that may be made on a structured product may vary widely, depending on a variety of factors, including the volatility of the embedded index and the effect of changes in the embedded index on principal and/or interest payments. The rate of return on structured notes may be determined by applying a multiplier to the performance or differential performance of the referenced index(es) or other asset(s). Application of a multiplier involves leverage that will serve to magnify the potential for gain and the risk of loss.
Structured instruments may be less liquid than other fixed income securities and the price of structured instruments may be more volatile. In some cases, depending on the terms of the embedded index, a structured instrument may provide that the principal and/or interest payments may be adjusted below zero. Structured instruments also may involve significant credit risk and risk of default by the counterparty. Structured instruments may also be illiquid. Like other sophisticated strategies, the Fund’s use of structured instruments may not work as intended.
The Fund may receive warrants or other non-income producing equity securities in connection with its investments in high-yield securities, including in unit offerings, in an exchange offer, upon the conversion of a convertible security or upon the restructuring or bankruptcy of investments owned by the Fund.
Warrants are privileges issued by corporations enabling the owners to subscribe to and purchase a specified number of shares of the corporation at a specified price during a specified period of time. Subscription rights normally have a short life span to expiration. The purchase of warrants involves the risk that the Fund could lose the purchase value of a right or warrant if the right to subscribe to additional shares is not exercised prior to the warrants’ expiration. Also, the purchase of warrants involves the risk that the effective price paid for the warrant added to the subscription price of the related security may exceed the value of the subscribed security’s market price such as when there is no movement in the level of the underlying security.

Distressed Securities
The Fund may invest in securities of corporate issuers that are the subject of bankruptcy proceedings or otherwise in default as to the repayment of principal and/or interest or in significant risk of being in such default, or that are rated in the lower rating categories (Ca or lower by Moody’s and CC or lower by S&P) or, if unrated, are considered by the Adviser to be of comparable quality (collectively, “Distressed Securities”). Investment in Distressed Securities is speculative and involves significant risk. Distressed Securities frequently do not produce income while they are outstanding and may require the Fund to bear certain extraordinary expenses in order to protect and recover its investment. Therefore, to the extent the Fund seeks its secondary objective of capital appreciation through investment in Distressed Securities, the Fund’s ability to achieve current income for its Shareholders may be diminished. The Fund also will be subject to significant uncertainty as to when and in what manner and for what value the obligations evidenced by the Distressed Securities will eventually be satisfied (e.g., through a liquidation of the obligor’s assets, an exchange offer or plan of reorganization involving the Distressed Securities or a payment of some amount in satisfaction of the obligation). In addition, even if an exchange offer is made or a plan of reorganization is adopted with respect to Distressed Securities held by the Fund, there can be no assurance that the securities or other assets received by the Fund in connection with such exchange offer or plan of reorganization will not have a lower value or income potential than may have been anticipated when the investment was made. Moreover, any securities received by the Fund upon completion of an exchange offer or plan of reorganization may be restricted as to resale. As a result of the Fund’s participation in negotiations with respect to any exchange offer or plan of reorganization with respect to an issuer of Distressed Securities, the Fund may be restricted from disposing of such securities.

Bank Loan Risk
Bank loans (including senior loans) are usually rated below investment grade. The market for bank loans may be subject to irregular trading activity, wide bid/ask spreads and extended trade settlement periods. Investments in bank loans are typically in the form of an assignment or participation. Investors in a loan participation assume the credit risk associated with the borrower and may assume the credit risk associated with an interposed financial intermediary. Accordingly, if a lead lender becomes insolvent or a loan is foreclosed, the Fund could experience delays in receiving payments or suffer a loss. In an assignment, the Fund effectively becomes a lender under the loan agreement with the same rights and obligations as the assigning bank or other financial intermediary. Accordingly, if the loan is foreclosed, the Fund could become part owner of any collateral, and would bear the costs and liabilities associated with owning and disposing of the collateral. Due to their lower place in the borrower’s capital structure and possible unsecured status, junior loans involve a higher degree of overall risk than senior loans of the same borrower. In addition, the floating rate feature of loans means that bank loans will not generally experience capital appreciation in a declining interest rate environment. Declines in interest rates may also increase prepayments of debt obligations and require the Fund to invest assets at lower yields.
The Fund that invests in senior loans may be subject to greater levels of credit risk, call risk, settlement risk and liquidity risk than funds that do not invest in such securities. Senior Loans and other types of direct indebtedness may not be readily marketable and may be subject to restrictions on resale because, among other reasons, they may not be listed on any exchange, or a secondary market for such loans may not exist or if a secondary market exists, it may be comparatively illiquid relative to markets for other more liquid fixed income securities. As a result, in some cases, transactions in senior loans may involve greater costs than transactions in more actively traded securities. Furthermore, restrictions on transfers in loan agreements, a lack of publicly available information, irregular trading activity and wide bid/ask spreads among other factors, may, in certain circumstances, make senior loans more difficult to sell at what the Adviser believes to be a fair price for such security. These factors may result in the Fund being unable to realize full value for the senior loans and/or may result in the Fund not receiving the proceeds from a sale of a senior loan for an extended period after such sale, each of which could result in losses to the Fund. Senior loans may have extended trade settlement periods which may result in cash not being immediately available to the Fund. In addition, valuation of illiquid indebtedness involves a greater degree of judgment in determining the Fund’s NAV than if that value were based on available market quotations, and could result in significant variations in the Fund’s daily share price. At the same time, some loan interests are traded among certain financial institutions and accordingly may be deemed liquid. The Adviser will determine the liquidity of the Fund’s investments by reference to market conditions and contractual provisions. Senior loans may not be securities and therefore an investor in senior loans may not receive the protection of the federal securities laws.
The Fund may also invest in second-lien loans, which entail risks including (a) the subordination of the Fund’s claims to a senior lien in terms of the coverage and recovery of the collateral and (b) the prohibition of or limitation on the right to foreclose on a second-lien or exercise other rights as a second-lien holder. In certain cases, therefore, no recovery may be available from a defaulted second-lien loan. The level of risk associated with investments in second-lien loans increases to the extent such investments are loans of distressed or below investment grade companies.

Covenant-Lite Loans
The Fund may invest in, or obtain exposure to, loans that may be “covenant-lite.” The Fund uses the term “covenant-lite” to refer generally to loans that do not have financial maintenance covenants. Generally, “covenant-lite” loans provide borrower companies more freedom to negatively impact lenders because their covenants are incurrence-based, which means they are only tested and can only be breached following an affirmative action of the borrower, rather than by a deterioration in the borrower’s financial condition or operating results. Accordingly, when the Fund invests in “covenant-lite” loans, the Fund may have fewer rights against a borrower and may have a greater risk of loss on such investments as compared to investments in or exposure to loans with financial maintenance covenants.

Collateralized Loan Obligation (“CLO”)
CLOs and other similarly structured securities are types of asset-backed securities. The cash flows from the CLO trust are split into two or more portions, called tranches, varying in risk and yield. The riskiest portion is the “equity” tranche which bears the bulk of defaults from the loans in the trust and serves to protect the other, more senior tranches from default in all but the most severe circumstances. Since it is partially protected from defaults, a senior tranche from a CLO trust typically has higher ratings and lower yields than the underlying securities, and can be rated investment grade. Despite the protection from the equity tranche, CLO tranches can experience substantial losses due to actual defaults, increased sensitivity to defaults due to collateral default and disappearance of protecting tranches, market anticipation of defaults and aversion to CLO securities as a class. The risks of an investment in a CLO depend largely on the collateral and the class of the CLO in which the Fund invests. Normally, CLOs and other similarly structured securities are privately offered and sold, and thus are not registered under the securities laws. As a result, investments in CLOs may be characterized by the Fund as illiquid securities; however, an active dealer market, or other relevant measures of liquidity, may exist for CLOs allowing a CLO potentially to be deemed liquid by the Adviser under liquidity policies approved by the Fund’s Board of Directors. In addition to the risks associated with debt instruments (e.g., interest rate risk and credit risk), CLOs carry additional risks including, but not limited to: (i) the possibility that distributions from collateral securities will not be adequate to make interest or other payments; (ii) the quality of the collateral may decline in value or default; (iii) the possibility that the Fund may invest in CLOs that are subordinate to other classes; and (iv) the complex structure of the security may not be fully understood at the time of investment and may produce disputes with the issuer or unexpected investment results.

Mortgage- and Asset-Backed Securities
The Fund may invest in a variety of mortgage related and other asset-backed securities, including both commercial and residential mortgage securities and other mortgage-backed instruments issued on a public or private basis. Mortgage-backed securities represent the right to receive a portion of principal and/or interest payments made on a pool of residential or commercial mortgage loans. When interest rates fall, borrowers may refinance or otherwise repay principal on their mortgages earlier than scheduled. When this happens, certain types of mortgage-backed securities will be paid off more quickly than originally anticipated and the Fund will have to invest the proceeds in securities with lower yields. This risk is known as “prepayment risk.” When interest rates rise, certain types of mortgage-backed securities will be paid off more slowly than originally anticipated and the value of these securities will fall. This risk is known as “extension risk.” Because of prepayment risk, mortgage-backed securities react differently to changes in interest rates than other fixed income securities. Small movements in interest rates (both increases and decreases) may quickly and significantly reduce the value of certain mortgage-backed securities.

Residential Mortgage-Backed Securities Risk
The investment characteristics of RMBS differ from those of traditional debt securities. The major differences include the fact that, on certain RMBS, prepayments of principal may be made at any time. Prepayment rates are influenced by changes in current interest rates and a variety of economic, geographic, social and other factors and cannot be predicted with certainty. Subordinated classes of CMOs are entitled to receive repayment of principal in many cases only after all required principal payments have been made to more senior classes and also have subordinated rights as to receipt of interest distributions. Such subordinated classes are subject to a greater risk of non-payment than are senior classes of CMOs guaranteed by an agency or instrumentality of the U.S. Government.

Commercial Mortgage-Backed Securities Risk
CMBS may involve the risks of delinquent payments of interest and principal, early prepayments and potentially unrecoverable principal loss from the sale of foreclosed property. Subordinated classes of CMBS are entitled to receive repayment of principal only after all required principal payments have been made to more senior classes and also have subordinated rights as to receipt of interest distributions. Such subordinated classes are subject to a greater risk of non-payment than are senior classes.

Derivatives Risk
The use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. Derivatives are subject to a number of risks, such as liquidity risk (which may be heightened for highly-customized derivatives), interest rate risk, market risk, credit risk, leveraging risk, counterparty risk, tax risk and management risk, as well as risks arising from changes in applicable requirements. They also involve the risk of mispricing, the risk of unfavorable or ambiguous documentation and the risk that changes in the value of a derivative may not correlate perfectly with the underlying asset, rate or index. By investing in a derivative instrument, it could lose more than the amount invested and derivatives may increase the volatility of the Fund, especially in unusual or extreme market conditions. Also, suitable derivative transactions may not be available in all circumstances and there can be no assurance that the Fund will engage in these transactions to reduce exposure to other risks when that would be beneficial or that, if used, such strategies will be successful. In addition, the Fund’s use of derivatives may increase or accelerate the amount of taxes payable by Shareholders.
Over-the-counter (“OTC”) derivatives are also subject to the risk that a counterparty to the transaction will not fulfill its contractual obligations to the other party, as many of the protections afforded to centrallycleared derivatives might not be available for OTC derivatives transactions. For derivatives traded on an exchange or through a central counterparty, credit risk resides with the Fund’s clearing broker, or the clearinghouse itself, rather than with a counterparty in an OTC derivative transaction. The primary credit risk on derivatives that are exchange-traded or traded through a central clearing counterparty resides with the Fund’s clearing broker, or the clearinghouse. Participation in the markets for derivative instruments involves investment risks and transaction costs to which the Fund may not be subject absent the use of these strategies. The skills needed to successfully execute derivative strategies may be different from those needed for other types of transactions. If the Fund incorrectly forecasts the value and/or creditworthiness of securities, currencies, interest rates, counterparties or other economic factors involved in a derivative transaction, the Fund might have been in a better position if the Fund had not entered into such derivative transaction. In evaluating the risks and contractual obligations associated with particular derivative instruments, it is important to consider that certain derivative transactions may be modified or terminated only by mutual consent of the Fund and its counterparty.
It may not be possible for the Fund to modify, terminate, or offset the Fund’s obligations or the Fund’s exposure to the risks associated with a derivative transaction prior to its scheduled termination or maturity date, which may create a possibility of increased volatility and/or decreased liquidity to the Fund. Hedges are sometimes subject to imperfect matching between the derivative and the underlying instrument, and there can be no assurance that the Fund’s hedging transactions will be effective. In such case, the Fund may lose money.

Privacy and Data Security Laws
Many jurisdictions in which the Fund and its portfolio companies operate have laws and regulations relating to data privacy, cyber security and protection of personal information, including GDPR in the European Union that went into effect in May 2018 and the CCPA that took effect in January 2020, which provides for enhanced consumer protections for California residents, a private right of action for data breaches and statutory fines for data breaches or other CCPA violations. If the Fund or the Adviser fails to comply with the relevant laws and regulations, it could result in regulatory investigations and penalties, which could lead to negative publicity and may cause investors and clients to lose confidence in the effectiveness of the Fund’s security measures.

Liquidity Risk
The Fund intends to invest in illiquid investments. An illiquid investment is a security or other investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment at approximately the value ascribed to it by the Fund. Illiquid investments often can be resold only in privately negotiated transactions with a limited number of purchasers or in a public offering registered under the 1933 Act. Considerable delay could be encountered in either event and, unless otherwise contractually provided, the Fund’s proceeds upon sale may be reduced by the costs of registration or underwriting discounts. The difficulties and delays associated with such transactions could result in the Fund’s inability to realize a favorable price upon disposition of illiquid investments, and at times might make disposition of such securities impossible. In addition, the Fund may be unable to sell other illiquid investments when it desires to do so, resulting in the Fund obtaining a lower price or being required to retain the investment. Illiquid investments generally must be valued at fair value, which is inherently less precise than utilizing market value for liquid investments, and may lead to differences between the price at which a security is valued for determining the Fund’s NAV and the price the Fund actually receives upon sale. For the period between the repurchase offer notice and the end of the repurchase period, the Fund must maintain 100% of the repurchase offer amount in liquid assets.

Valuation Risk
The Adviser may use an independent pricing service or prices provided by dealers to value certain fixed income securities at their market value. Because the secondary markets for certain investments may be limited, they may be difficult to value. When market quotations are not readily available or are deemed to be unreliable, the Fund values its investments at fair value as determined in good faith pursuant to policies and procedures approved by the Board of Directors. Fair value pricing may require subjective determinations about the value of a security or other asset. As a result, there can be no assurance that fair value pricing will result in adjustments to the prices of securities or other assets, or that fair value pricing will reflect actual market value, and it is possible that the fair value determined for a security or other asset will be materially different from quoted or published prices, from the prices used by others for the same security or other asset and/or from the value that actually could be or is realized upon the sale of that security or other asset. Where market quotations are not readily available, valuation may require more research than for more liquid investments. In addition, elements of judgment may play a greater role in valuation in such cases than for investments with a more active secondary market because there is less reliable objective data available.

Leverage Risk
The Fund currently intends to use leverage to seek to achieve its investment objective. The borrowing of money or issuance of debt securities and preferred stock represents the leveraging of the Fund’s Shares. In addition, the Fund may also leverage its Shares through investment techniques, such as reverse repurchase agreements, writing credit default swaps, or futures. Leverage creates risks which may adversely affect the return for the holders of Shares including:
•
the likelihood of greater volatility of NAV and market price of and distributions in the Fund’s Shares;

•
fluctuations in the dividend rates on any preferred stock or in interest rates on borrowings and short-term debt;

•
increased operating costs, which are effectively borne by Shareholders, may reduce the Fund’s total return; and

•
the potential for a decline in the value of an investment acquired with borrowed funds, while the Fund’s obligations under such borrowing or preferred stock remain fixed.

In addition, the rights of lenders and the holders of preferred stock and debt securities issued by the Fund will be senior to the rights of the holders of Shares with respect to the payment of dividends or to the distribution of assets upon liquidation. Holders of preferred stock have voting rights in addition to and separate from the voting rights of Shareholders. The holders of preferred stock, on the one hand, and the holders of the Shares, on the other hand, may have interests that conflict in certain situations.
Leverage is a speculative technique that could adversely affect the returns to Shareholders. Leverage can cause the Fund to lose money and can magnify the effect of any losses. To the extent the income or capital appreciation derived from securities purchased with funds received from leverage exceeds the cost of leverage, the Fund’s return will be greater than if leverage had not been used. Conversely, if the income or capital appreciation from the securities purchased with such funds is not sufficient to cover the cost of leverage or if the Fund incurs capital losses, the return of the Fund will be less than if leverage had not been used, and therefore the amount available for distribution to Shareholders as dividends and other distributions will be reduced or potentially eliminated (or, in the case of distributions, will consist of return of capital).
The Fund will pay (and the Shareholders will bear) all costs and expenses relating to the Fund’s use of leverage, which will result in the reduction of the NAV of the Shares.
The Fund’s leverage strategy may not work as planned or achieve its goals. In addition, the amount of fees paid to the Adviser will be higher if the Fund uses leverage because the fees will be calculated on the Fund’s Managed Assets, which may create an incentive for the Adviser to leverage the Fund.
Certain types of borrowings may result in the Fund being subject to covenants in credit agreements, including those relating to asset coverage, borrowing base and portfolio composition requirements and additional covenants that may affect the Fund’s ability to pay dividends and distributions on Shares in certain instances. The Fund may also be required to pledge its assets to the lenders in connection with certain types of borrowings. The Fund may be subject to certain restrictions on investments imposed by guidelines of one or more rating agencies which may issue ratings for any preferred shares or short-term debt instruments issued by the Fund. These guidelines may impose asset coverage or portfolio composition requirements that are more stringent than those imposed by the 1940 Act.

Temporary Defensive Strategies Risk
From time to time, the Fund may temporarily depart from its principal investment strategies as a defensive measure when the Adviser anticipates unusual market or other conditions. When a temporary defensive posture is believed by the Adviser to be warranted (“temporary defensive periods”), the Fund may, without limitation, hold cash or invest its Managed Assets in money market instruments and repurchase agreements in respect of those instruments. The money market instruments in which the Fund may invest are obligations of the U.S. government, its agencies or instrumentalities; commercial paper rated A-1 or higher by S&P or Prime-1 by Moody’s; and certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation. During temporary defensive periods, the Fund may also invest to the extent permitted by applicable law in shares of money market mutual funds. Money market mutual funds are investment companies and the investments in those companies by the Fund are in some cases subject to applicable law. To the extent that the Fund invests defensively, it may not achieve its investment objective.

Focused Investment Risk
To the extent that the Fund focuses its investments in a particular industry, the NAV of the Shares will be more susceptible to events or factors affecting companies in that industry. These may include, but are not limited to, governmental regulation, inflation, rising interest rates, cost increases in raw materials, fuel and other operating expenses, technological innovations that may render existing products and equipment obsolete, competition from new entrants, high research and development costs, increased costs associated with compliance with environmental or other regulation and other economic, market, political or other developments specific to that industry. Also, the Fund may invest a substantial portion of its assets in companies in related sectors that may share common characteristics, are often subject to similar business risks and regulatory burdens and whose securities may react similarly to the types of events and factors described above, which will subject the Fund to greater risk. The Fund also will be subject to focused investment risk to the extent that it invests a substantial portion of its assets in a particular country or geographic region.

Risk of Regulatory Changes
Legal, tax and regulatory changes could occur and may adversely affect the Fund and its ability to pursue its investment strategies and/or increase the costs of implementing such strategies. New (or revised) laws or regulations may be imposed by the CFTC, the SEC, the IRS, the U.S. Federal Reserve or other banking regulators, other governmental regulatory authorities or self-regulatory organizations that supervise the financial markets that could adversely affect the Fund. In particular, these agencies are implementing a variety of new rules pursuant to financial reform legislation in the United States. The EU (and some other countries) are implementing similar requirements. The Fund also may be adversely affected by changes in the enforcement or interpretation of existing statutes and rules by these governmental regulatory authorities or self-regulatory organizations.
In addition, the securities and futures markets are subject to comprehensive statutes, regulations and margin requirements. The CFTC, the SEC, the Federal Deposit Insurance Corporation, other regulators and self-regulatory organizations and exchanges are authorized under these statutes, regulations and otherwise to take extraordinary actions in the event of market emergencies. The Fund and the Adviser historically have been eligible for exemptions from certain regulations. However, there is no assurance that the Fund and the Adviser will continue to be eligible for such exemptions. The CFTC and certain futures exchanges have established limits, referred to as “position limits,” on the maximum net long or net short positions which any person may hold or control in particular options and futures contracts.

Risks Associated with Status as a Regulated Investment Company
The Fund intends to qualify for federal income tax purposes as a regulated investment company under Subchapter M of the Code. Qualification requires, among other things, compliance by the Fund with certain distribution requirements. Statutory limitations on distributions on the common shares if the Fund is leveraged and fails to satisfy the 1940 Act’s asset coverage requirements could jeopardize the Fund’s ability to meet such distribution requirements. The Fund presently intends, however, to purchase or redeem any outstanding leverage to the extent necessary in order to maintain compliance with such asset coverage requirements.

Potential Conflicts of Interest Risk
The Adviser and its affiliates are involved worldwide with a broad spectrum of financial services and asset management activities and may engage in the ordinary course of business in activities in which their interests or the interests of their clients may conflict with those of the Fund. The Adviser and its affiliates may provide investment management services to other funds and discretionary managed accounts that follow an investment program similar to that of the Fund. Subject to the requirements of the 1940 Act, the Adviser and its affiliates intend to engage in such activities and may receive compensation from third parties for their services. Neither the Adviser nor its affiliates are under any obligation to share any investment opportunity, idea or strategy with the Fund. As a result, the Adviser and its affiliates may compete with the Fund for appropriate investment opportunities. The results of the Fund’s investment activities, therefore, may differ from those of other accounts managed by the Adviser and its affiliates, and it is possible that the Fund could sustain losses during periods in which one or more of the proprietary or other accounts managed by the Adviser or its affiliates achieve profits. The Adviser has informed the Fund’s Board of Directors that the investment professionals associated with the Adviser are actively involved in other investment activities not concerning the Fund and will not be able to devote all of their time to the Fund’s business and affairs. The Adviser and its affiliates have adopted policies and procedures designed to address potential conflicts of interests and to allocate investments among the accounts managed by the Adviser and its affiliates in a fair and equitable manner.

Foreign Currency Risk
The Fund’s investments that are denominated in a foreign currency will be subject to the risk that the value of a particular currency may change in relation to the U.S. dollar. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments. As a result, a change in currency exchange rates may adversely affect the Fund’s profitability.

Income and Distribution Risk
The income that Shareholders receive from the Fund is expected to be based in part on income from short-term gains that the Fund earns from dividends and other distributions received from its investments. If the distribution rates or yields of the Fund’s holdings decrease, Shareholders’ income from the Fund could decline. In selecting equity income securities in which the Fund will invest, the Adviser will consider the issuer’s history of making regular periodic distributions (i.e., dividends) to its equity holders. An issuer’s history of paying dividends or other distributions, however, does not guarantee that the issuer will continue to pay dividends or other distributions in the future. The dividend income stream associated with equity income securities generally is not fixed but is elected and declared at the discretion of the issuer’s board of directors and will be subordinate to payment obligations of the issuer on its debt and other liabilities. Accordingly, an issuer may forgo paying dividends on its equity securities. In addition, because in most instances issuers are not obligated to make periodic distributions to the holders of their equity securities, such distributions or dividends generally may be discontinued at the issuer’s discretion. There can be no assurance that quarterly distributions paid by the Fund to the Shareholders will be maintained at initial levels or increase over time.

Cyber Security Risk
The occurrence of a disaster such as a cyber-attack, a natural catastrophe, an industrial accident, a terrorist attack or war, events unanticipated in the disaster recovery systems of the Fund and Adviser, or a support failure from external providers, could have an adverse effect on the Fund’s ability to conduct business and on its results of operations and financial condition, particularly if those events affect the Fund, the Adviser’s computer-based data processing, transmission, storage, and retrieval systems or destroy data. If the Adviser was unavailable in the event of a disaster, the Fund’s ability to effectively conduct is business could be severely compromised.
The Fund and the Adviser depend heavily upon computer systems to perform necessary business functions. Despite implementation of a variety of security measures, the computer systems of the Fund and the Adviser could be subject to cyber-attacks and unauthorized access, such as physical and electronic break-ins, “phishing” attempts or unauthorized tampering. Like other companies, the Fund and the Adviser may experience threats to their data and systems, including malware and computer virus attacks, impersonation of authorized users, unauthorized access, system failures and disruptions. The Fund does not control the cyber security plans and systems put in place by third-party service providers, and such third-party service providers may have limited indemnification obligations to the Fund, the Adviser, Shareholders and/or a portfolio company, each of which would be negatively impacted. If one or more of these events occurs, it could potentially jeopardize the confidential, proprietary and other information processed and stored in, and transmitted through, the computer systems and networks of the Fund, or the Adviser, or otherwise cause interruptions or malfunctions in the Fund’s operations, which could result in damage to the Fund’s reputation, financial losses, litigation, increased costs, regulatory penalties and/or customer dissatisfaction or loss.

Emerging Markets Risk
The Fund may invest in securities of companies in an “emerging market.” Investments in emerging market securities involve a greater degree of risk than, and special risks in addition to the risks associated with, investments in domestic securities or in securities of foreign, developed countries. Foreign investment risk may be particularly high to the extent that the Fund invests in securities of issuers based or doing business in emerging market countries or invests in securities denominated in the currencies of emerging market countries. Investing in securities of issuers based or doing business in emerging markets entails all of the risks of investing in securities of foreign issuers, including being less liquid, more volatile and harder to value than U.S. securities, but to a heightened degree. These heightened risks include: (i) greater risks of expropriation, confiscatory taxation, nationalization and less social, political and economic stability; (ii) the smaller size of the market for such securities and a lower volume of trading, resulting in a lack of liquidity and in price volatility; (iii) certain national policies which may restrict the Fund’s investment opportunities, including restrictions on investing in issuers or industries deemed sensitive to relevant national interests and requirements that government approval be obtained prior to investment by foreign persons; (iv) certain national policies that may restrict the Fund’s repatriation of investment income, capital or the proceeds of sales of securities, including temporary restrictions on foreign capital remittances; (v) the lack of uniform accounting and auditing standards and/or standards that may be significantly different from the standards required in the United States; (vi) less publicly available financial and other information regarding issuers; (vii) potential difficulties in enforcing contractual obligations; and (viii) higher rates of inflation, higher interest rates and other economic concerns. Also, investing in emerging market countries may entail purchases of securities of issuers that are insolvent, bankrupt, in default or otherwise of questionable ability to satisfy their payment obligations as they become due, subjecting the Fund to a greater amount of credit risk and/or high-yield risk.

Infectious Illness Risk
A widespread outbreak of an infectious illness, such as the COVID-19 pandemic, may result in travel restrictions, disruption of healthcare services, prolonged quarantines, cancellations, supply chain disruptions, business closures, lower consumer demand, layoffs, ratings downgrades, defaults and other significant economic, social and political impacts. Markets may experience temporary closures, extreme volatility, severe losses, reduced liquidity and increased trading costs. Such events may adversely affect the Fund, its investments, and the value of your investment in the Fund.
The fallout from the COVID-19 pandemic and its subsequent variants, and the long-term impact on economies, markets, industries and individual issuers, are not known. Some sectors of the economy and individual issuers have experienced, and could continue to experience, particularly large losses as a result of new variants of COVID-19.

Convertible Securities Risk
Convertible securities generally offer lower interest or dividend yields than non-convertible securities of similar quality. The market values of convertible securities tend to decline as interest rates increase and, conversely, to increase as interest rates decline. In the absence of adequate anti-dilutive provisions in a convertible security, dilution in the value of the Fund’s holding may occur in the event the underlying stock is subdivided, additional equity securities are issued for below market value, a stock dividend is declared or the issuer enters into another type of corporate transaction that has a similar effect.

Credit Default Swaps Risk
Credit default swap agreements may involve greater risks than if the Fund had invested in the reference obligation directly since, in addition to general market risks, credit default swaps are subject to illiquidity risk, counterparty risk and credit risk. A buyer generally also will lose its investment and recover nothing should no credit event occur and the swap is held to its termination date. If a credit event were to occur, the value of any deliverable obligation received by the seller (if any), coupled with the upfront or periodic payments previously received, may be less than the full notional value it pays to the buyer, resulting in a loss of value to the seller. When the Fund acts as a seller of a credit default swap, it is exposed to many of the same risks of leverage described herein since if an event of default occurs, the seller must pay the buyer the full notional value of the reference obligation.
Although the Fund may seek to realize gains by selling credit default swaps that increase in value, to realize gains on selling credit default swaps, an active secondary market for such instruments must exist or the Fund must otherwise be able to close out these transactions at advantageous times. In addition to the risk of losses described above, if no such secondary market exists or the Fund is otherwise unable to close out these transactions at advantageous times, selling credit default swaps may not be profitable for the Fund.
The market for credit default swaps has become more volatile as the creditworthiness of certain counterparties has been questioned and/or downgraded. The Fund will be subject to credit risk with respect to the counterparties to the credit default swap contract (whether a clearing corporation or another third party). If a counterparty’s credit becomes significantly impaired, multiple requests for collateral posting in a short period of time could increase the risk that the Fund may not receive adequate collateral. The Fund may exit its obligations under a credit default swap only by terminating the contract and paying applicable breakage fees, or by entering into an offsetting credit default swap position, which may cause the Fund to incur more losses.

Management of the Fund
Directors and Officers
The Fund’s business and affairs are managed under the direction of the Board of Directors. Accordingly, the Board of Directors provides broad oversight over the Fund’s affairs, including oversight of the duties performed by the Adviser. The Fund’s officers are responsible for the day-to-day operations. Each Director and officer will hold office until his/her successor is duly elected and qualifies or until he/she resigns or is removed in the manner provided by the Fund’s Charter or Bylaws. Unless otherwise indicated, the address of each director and officer is Brookfield Place, 225 Liberty Street, 35th Floor, New York, New York, 10281-1023. Additional information regarding the Board and its committees, and officers, is set forth under “Management of the Fund” in the statement of additional information. The Board of Directors consists of a majority of Directors who are not interested persons (as defined in the 1940 Act) of the Adviser or its affiliates.
Adviser
The Adviser is an affiliate of Oaktree Capital Management, L.P. (“OCM”), a leading global investment management firm headquartered in Los Angeles, California focused on less efficient markets and alternative investments, and is a subsidiary of Oaktree Capital Group, LLC (“OCG,” together with OCM and the Adviser, “Oaktree”). A number of the senior executives and investment professionals of Oaktree have been investing together for over 38 years and have generated impressive investment performance through multiple market cycles. Oaktree emphasizes an opportunistic, value-oriented approach to investments in distressed debt, corporate debt (including mezzanine finance, direct lending, high yield debt and senior loans), control investing, convertible securities, real estate, listed equities and multi-strategy solutions. As of December 31, 2023, OCM had approximately $189 billion of assets under management. The Adviser is registered with the SEC as an investment adviser under the Advisers Act.
Oaktree’s primary firm-wide goal is to achieve attractive returns while bearing less than commensurate risk. Oaktree believes that it can achieve this goal by taking advantage of market inefficiencies in which financial markets and their participants fail to accurately value assets or fail to make available to companies the capital that they reasonably require.
Management Agreement
Pursuant to a management agreement with the Fund (the “Management Agreement”), the Adviser is responsible for the management of the Fund’s portfolio. In return for its investment advisory services, the Fund pays the Adviser a monthly fee at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. The management services of the Adviser to the Fund are not exclusive under the terms of the Management Agreement and the Adviser is free to, and does, render management services to others.
The Adviser has contractually agreed to waive all or a portion of its investment advisory fees and/or to reimburse certain expenses of the Fund, including organizational expenses and offering costs, to the extent necessary to maintain the Total Annual Fund Operating Expenses After Fee Waiver and/or Expense Reimbursement (excluding any front-end or contingent deferred sales loads, brokerage commissions and other transactional expenses, acquired fund fees and expenses, interest (including, “Interest Payments on Borrowed Funds”), taxes, and extraordinary expenses, such as litigation; and other expenses not incurred in the ordinary course of the Fund’s business) at no more than 2.85% for Class A Shares and 2.85% for Class U Shares. The fee waiver and expense reimbursement arrangement will continue until at least April 30, 2026 (or April 29th in a leap year), and may not be terminated by the Fund or the Adviser before such time. Thereafter, this arrangement may only be terminated or amended to increase the expense cap as of April 30th of each calendar year (or April 29th in a leap year), provided that in the case of a termination by the Adviser, the Adviser will provide the Board of Directors with written notice of its intention to terminate the arrangement prior to the expiration of its then current term. Any waivers and/or reimbursements made by the Adviser are subject to recoupment from the Fund for a period not to exceed three years after the occurrence of the waiver and/or reimbursement, provided that the Fund may only make repayments to the Adviser if such repayment does not cause the Fund’s expense ratio (after the repayment is taken into account) to exceed the lesser of (1) the expense cap in place at the time such amounts were waived, or (2) the Fund’s current expense cap.
The Management Agreement will have an initial term of two years, and continue in effect thereafter only so long as such continuance is specifically approved at least annually by the Board of Directors in accordance with the requirements of the 1940 Act.
A discussion regarding the basis of the Board of Directors’ most recent approval of the Management Agreement was provided in the semi-annual report for the period ended June 30, 2024. The basis for subsequent approvals of the Fund’s Management Agreement will be provided in annual or semi-annual reports to shareholders for the financial reporting periods in which the Agreement was acted upon by the Board of Directors.
The table below sets forth the total advisory fees paid by the Fund to the Adviser for the fiscal years ended December 31, 2023, and December 31, 2022, and for the period from November 1, 2021 through December 31, 2021. Advisory fees recouped by the Adviser were done pursuant to expense limitation agreements (see the “Expense Limitation Agreements” section below).
	2023	2022	2021
Advisory Fees	$2,630,998	$1,995,058	$218,733
Advisory Fees Recouped/(Reimbursed)	$137,705	$202,188	$(603,375)
Net Advisory Fees Paid to Adviser	$2,768,703	$2,197,246	$—
Portfolio Managers
Bruce Karsh, Wayne Dahl, Armen Panossian, Danielle Poli, and David Rosenberg manage the Fund. Bruce Karsh is the lead portfolio manager for the Fund. Their professional backgrounds are below.
Bruce Karsh
Co-Founder, Chief Investment Officer and Portfolio Manager
Mr. Karsh is Oaktree’s Co-Chairman and one of the firm’s co-founders. He also is Chief Investment Officer and serves as portfolio manager for Oaktree’s Opportunities, Value Opportunities and Global Credit strategies, including the Oaktree Diversified Income Fund. Prior to co-founding Oaktree, Mr. Karsh was a managing director of TCW Asset Management Company, and the portfolio manager of the Special Credits Funds from 1988 until 1995. Prior to joining TCW, Mr. Karsh worked as Assistant to the Chairman of SunAmerica, Inc. Prior to that, he was an attorney with the law firm of O’Melveny & Myers. Before working at O’Melveny & Myers, Mr. Karsh clerked for the Honorable Anthony M. Kennedy, then of the U.S. Court of Appeals for the Ninth Circuit and retired Associate Justice of the U.S. Supreme Court. Mr. Karsh holds an A.B. degree in economics summa cum laude from Duke University, where he was elected to Phi Beta Kappa. He went on to earn a J.D. from the University of Virginia School of Law, where he served as Notes Editor of the Virginia Law Review and was a member of the Order of the Coif. Mr. Karsh serves on the boards of a number of privately held companies. He is a member of the investment committee of the Broad Foundations. Mr. Karsh is Trustee Emeritus of Duke University, having served as Trustee from 2003 to 2015, and as Chairman of the Board of DUMAC, LLC, the entity that managed Duke’s endowment, from 2005 to 2014.
Wayne Dahl
Managing Director and Co-Portfolio Manager
Mr. Dahl serves as a portfolio manager within our Global Credit and Investment Grade Solutions strategies and is a founding member of the Global Credit Investment Committee. Mr. Dahl joined Oaktree in 2016 from Prosiris Capital Management in New York, where he was the Chief Risk Officer. Prior thereto, Mr. Dahl was Head of Risk Management for Canyon Capital Advisors in Los Angeles for nine years where he developed, implemented and managed the firm’s risk measurement and reporting systems across all investment strategies. Mr. Dahl began his career at Rumson Capital in quantitative research and development focused on the convertible arbitrage strategy. He received his B.A. degree in economics with a minor in mathematics from Brigham Young University and his Master of Science in Mathematics in Finance degree from New York University’s Courant Institute of Mathematical Science.
Armen Panossian
Managing Director, Head of Performing Credit and Co-Portfolio Manager
Mr. Panossian serves as co-Chief Executive Officer, primarily focused on overseeing the organization and performance of Oaktree’s investment teams. He is also Head of Performing Credit, where his responsibilities include oversight of the firm’s liquid and private credit strategies and as a portfolio manager within the Global Private Debt and Global Credit strategies. Mr. Panossian joined Oaktree’s Global Opportunities group in 2007. In January 2014, he joined the U.S. Senior Loans team to assume co-portfolio management responsibilities and lead the development of Oaktree’s CLO business. He became head of all performing credit in 2019. Mr. Panossian joined Oaktree from Pequot Capital Management, where he worked on their distressed debt strategy. Mr. Panossian holds a B.A. degree in economics with honors and distinction from Stanford University, where he was elected to Phi Beta Kappa; an M.S. degree in health services research from Stanford Medical School; a J.D. degree from Harvard Law School; and an M.B.A. from Harvard Business School. Mr. Panossian serves on the Advisory Board of the Stanford Institute for Economic Policy Research. He is a member of the State Bar of California.
David Rosenberg
Managing Director and Co-Portfolio Manager
Mr. Rosenberg serves as a co-portfolio manager of Oaktree’s U.S. High Yield Bond, Global High Yield Bond and Investment Grade Solutions strategies. He also serves as a co-portfolio manager of the Global Credit strategy and is a founding member of its Investment Committee. Mr. Rosenberg joined Oaktree in 2004 following graduation from the University of Southern California with an M.B.A. in business administration. Before attending graduate school, he served as an associate in the Franchise Systems Finance Group at J.P. Morgan. Mr. Rosenberg also holds an M.P.A. in professional accounting with a concentration in finance and a B.A. degree in business administration from the University of Texas at Austin. He is a Certified Public Accountant (inactive).
Danielle Poli
Managing Director and Co-Portfolio Manager
Ms. Poli is a managing director and portfolio manager within Oaktree’s Global Credit strategy. She is a founding member of the strategy, having helped design its portfolio management processes and having served as a member of the Global Credit Investment Committee since 2017. Ms. Poli has led the expansion of the firm’s multi-asset credit offerings, including a product for Brookfield Oaktree Wealth Solutions which she has co-managed since 2021. In addition, Ms. Poli oversaw Oaktree’s product management activities globally across Credit, Private Equity, Real Assets and Listed Equities from 2019 to 2023. Prior to joining Oaktree in 2014, Ms. Poli earned her M.B.A. at the UCLA Anderson School of Management, where she received the Laurence and Lori Fink Investment Management Fellowship. Prior thereto, she worked at PAAMCO KKR Prisma (formerly PAAMCO) where Ms. Poli helped manage hedge fund portfolios for institutional clients. Ms. Poli holds a B.S. degree in business administration from the University of Southern California and is a CAIA charterholder.
Control Persons
A control person is a person who owns, either directly or indirectly, beneficially more than 25% of the voting securities of a company. [As of the date of this Prospectus, the Fund could be deemed to be under control of [•], which currently has voting authority with respect to approximately [•]% of the value of the outstanding interests in the Fund.]

Plan of Distribution
Quasar Distributors, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Global) (the “Distributor”) serves as the principal underwriter and distributor of the Fund’s Shares pursuant to a distribution contract (the “Distribution Contract”) with the Fund. The Distributor, located at Three Canal Plaza, Suite 100, Portland, Maine, 04101, is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (“FINRA”).
The Distributor acts as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Contract. The Distributor is not obligated to sell any specific amount of Shares of the Fund.
Shares of the Fund are continuously offered through the Distributor and/or certain financial intermediaries that have agreements with the Distributor. Class A Shares and Class U Shares are available to clients of certain financial intermediaries with which the Fund has entered into selling agreements to distribute Class A Shares and Class U Shares. The Fund may authorize one or more additional intermediaries (e.g., broker-dealers and other financial firms) to receive orders on its behalf, which may charge their customers transaction or other fees with respect to their customers’ investments in the Fund. The Shares will be offered at NAV per share (plus any applicable sales load) calculated each regular business day. Please see “Net Asset Value” below.
The Fund and the Distributor have the sole right to accept orders to purchase Shares and reserve the right to reject any order in whole or in part.
The Fund’s Shares are not listed for trading on any securities exchange. There is currently no secondary market for the Fund’s Shares and the Fund does not anticipate that a secondary market will develop for its Shares. Investors should consider Shares of the Fund to be an illiquid investment. None of the Adviser or the Distributor intends to make a market in the Fund’s Shares.
The Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the 1933 Act. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Director against certain liabilities under the 1933 Act and in connection with the services rendered to the Fund.
Share Classes
Since receiving the Exemptive Relief, the Fund has implemented a Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act. Although the Fund is not an open-end investment company, it will comply with the terms of Rule 18f-3 as a condition of the granted Exemptive Relief, which permits the Fund to have, among other things, a multi-class structure and distribution and shareholder servicing fees.
Under the Multi-Class Plan, shares of each class of the Fund represent an equal pro rata interest in the Fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications and terms and conditions, except that: (a) each class has a different designation; (b) each class of shares bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to Shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to Shareholders that relates solely to that class.
The Fund offers four classes of Shares: Class A Shares, Class D Shares, Class T Shares, and Class U Shares. This Prospectus only relates to the Fund’s offering of Class A Shares and Class U Shares. In the future, the Fund may offer additional classes of shares. Each share class will represent an investment in the same portfolio of investments, but each class has its own expense structure and arrangements for shareholder services or distribution, which allows you to choose the class that best fits your situation and eligibility requirements.
Shares of the Fund are continuously offered through Quasar Distributors, LLC (the “Distributor”), and certain financial intermediaries that have agreements with the Distributor. Class A Shares and Class U Shares are available to clients of certain financial intermediaries with which the Fund has entered into selling agreements to distribute Class A Shares and Class U Shares. The Fund may authorize one or more additional intermediaries (e.g., broker-dealers and other financial firms) to receive orders on its behalf, which may charge their customers transaction or other fees with respect to their customers’ investments in the Fund.

Distribution and Servicing Plan
The Fund has implemented a Distribution and Servicing Plan for each of the Class A Shares and Class U Shares of the Fund (the “Distribution and Servicing Plan”). The Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it will comply with the terms of Rule 12b-1 as a condition of the granted Exemptive Relief, which permits the Fund to have, among other things, a multi-class structure and distribution and shareholder servicing fees. The Distribution and Servicing Plan permits the Fund to compensate the Distributor for providing or procuring through financial firms, distribution, administrative, recordkeeping, shareholder and/or related services with respect to the Class A Shares and the Class U Shares, as applicable. Most or all of the distribution and/or service fees are paid to financial firms through which Shareholders may purchase or hold Class A Shares and Class U Shares, as applicable. Because these fees are paid out of the applicable share class’s assets on an ongoing basis, over time they will increase the cost of an investment in Class A Shares and Class U Shares and may cost you more than other types of sales charges.
The maximum annual rate at which distribution and/or service fees may be paid under the Distribution and Servicing Plan for each of Class A Shares and Class U Shares is 0.75% (calculated as a percentage of the Fund’s average daily net assets attributable to the Class A Shares and Class U Shares, respectively). 0.25% of such fee is a shareholder servicing fee and the remaining portion is a distribution fee.
Revenue Sharing
The Adviser, the Distributor, the Administrator or an affiliate of each may make cash payments from their own resources to broker-dealers or financial intermediaries for various reasons. These payments, often referred to as “revenue sharing,” may support the delivery of services to the Fund or Shareholders in the Fund, including transaction processing and sub-accounting services. In general, these payments are intended to compensate or reimburse financial intermediary firms for certain activities, including: promotion of sales of Fund Shares; making Fund Shares available on certain platforms, programs, or trading venues; educating a financial intermediary firm’s sales force about the Fund; providing services to shareholders; and various other promotional efforts and/or costs.
These payments also may serve as an incentive to sell Fund Shares or to promote Shareholder retention. As such, the payments may go to firms providing various marketing support or other promotional services relating to the Fund, including advertising and sales meetings, as well as inclusion of the Fund in various promotional and sales programs. Marketing support services also may include business planning assistance, broker-dealer education about the Fund and shareholder financial planning assistance. In addition, these payments may be provided to financial intermediaries in connection with the support of conferences and other events sponsored, hosted, or organized by the financial intermediary. The aggregate amount of these payments may be substantial and may exceed the actual costs incurred by the financial intermediary in engaging in these promotional activities or services and the financial intermediary firm may realize a profit in connection with such activities or services.
Please be aware that revenue sharing arrangements or other payments to intermediaries could create incentives on the part of the parties receiving the payments to more positively consider the Fund relative to other funds either not making payments of this nature or making smaller such payments. A Shareholder or prospective investor with questions regarding revenue sharing or other such payments may obtain more details by contacting his or her broker representative or other financial intermediary directly. The Fund’s Statement of Additional Information includes a listing of certain parties receiving revenue sharing payments in respect of the Fund.

Payments for Recordkeeping, Networking, and Other Services
In addition to the payments made from time to time described above under “Revenue Sharing,” the Adviser and the Distributor may have other relationships with financial intermediaries relating to the provision of services to the Fund, such as providing omnibus account services or executing portfolio transactions for the Fund. The Fund generally may pay recordkeeping fees for services provided to plans where the account is a plan-level or fund-level omnibus account and plan participants have the ability to determine their investments in particular funds. If your financial intermediary provides these services, the Adviser or the Fund may compensate the financial intermediary for these services. In addition, your financial intermediary may have other relationships with the Adviser or Distributor that are not related to the Fund.
For example, the Fund may enter into arrangements with and pay fees to financial intermediaries that provide recordkeeping or other subadministrative services to certain groups of investors in the Fund, including participants in retirement and benefit plans, investors in fund advisory programs, investors in variable insurance products and clients of financial intermediaries that operate in an omnibus environment. The recordkeeping services typically include: (a) establishing and maintaining Shareholder accounts and records; (b) recording Shareholder account balances and changes thereto; (c) arranging for the wiring of funds; (d) providing statements to Shareholders; (e) furnishing proxy materials, periodic Fund reports, prospectuses and other communications to Shareholders as required; (f) transmitting Shareholder transaction information; and (g) providing information in order to assist the Fund in its compliance with state securities laws. The fees that the Fund pays are designed to compensate financial intermediaries for such services.
The Fund also may pay fees to broker-dealers for networking services. Networking services may include but are not limited to:
•
establishing and maintaining individual accounts and records;
•
providing client account statements; and
•
providing 1099 forms and other tax statements.
The networking fees that the Fund pays to broker-dealers normally result in reduced fees paid by the Fund to the transfer agent, which otherwise would provide these services.
Financial intermediaries may charge additional fees or commissions other than those disclosed in this prospectus, such as transaction based fee or other fees for their services, and may categorize and disclose these arrangements differently than described above and in the SAI. You may ask your financial intermediary about any payments it receives from the Adviser or the Fund, as well as about fees and/or commissions it charges.
Purchasing Shares
The following section provides basic information about how to purchase Shares of the Fund.
The Fund typically does not offer or sell its shares to non-U.S. residents. For purposes of this policy, a U.S. resident is defined as an account with (i) a U.S. address of record and (ii) all account owners residing in the U.S. at the time of sale.
Individual Shareholders who purchase Shares through financial intermediaries, pensions or profit sharing plans may not be eligible to hold Shares outside of their respective plan or financial intermediary platform.
Class A Shares and Class U Shares
Eligible investors may purchase Class A Shares and Class U Shares in the following ways:
•
Through your broker-dealer or other financial firm.    Class A Shares and Class U Shares are available to clients of certain financial intermediaries with which the Fund has entered into selling agreements to distribute Class A Shares and Class U Shares. The Fund may authorize one or more additional intermediaries (e.g., broker-dealers and other financial firms) to receive orders on its behalf, which may charge their customers transaction or other fees with respect to their customers’ investments in the Fund.

Shares are offered through other brokers, dealers and other financial intermediaries (referred to as “selling agents”) that have entered into selling agreements with the Distributor and that are authorized to receive purchase orders and repurchase requests on the Fund’s behalf. Such selling agents may designate other financial intermediaries to receive purchase orders and, if applicable, repurchase requests from investors on behalf of the Fund and its selling agents. Selling agents typically receive the sales load with respect to Class A Shares purchased by their clients. The Distributor does not retain any portion of the sales load. Class A Shares are sold subject to a maximum sales load of up to 2.50% of the offering price. However, purchases of Class A Shares may be eligible for a sales load discount. See “Sales Charge — Class A Shares.” The selling agents may, in their sole discretion, reduce or waive the sales load on a non-scheduled basis in individual cases. Class U Shares are not subject to a sales load; however, investors could be required to pay brokerage commissions on purchases and sales of Class U Shares to their selling agents. Investors should consult with their selling agents about the sales load and any additional fees or charges their selling agents might impose on each class of Shares.
In order to receive the current day’s NAV, order instructions must be received in good order prior to the close of regular trading on the NYSE (ordinarily 4:00 p.m., Eastern time) (“NYSE Close”). Instructions must include the name and signature of an appropriate person designated on the Account Application (“Authorized Person”), account name, account number, name of the Fund and dollar amount. Payments received without order instructions could result in a processing delay or a return of wire. Failure to send the accompanying payment on the same day may result in the cancellation of the order.

Investment Minimums
Class A Shares.  The following investment minimums apply for purchases of Class A Shares:
Initial Investment	Subsequent Investments
$2,500 per account	$100
Class U Shares.    The following investment minimums apply for purchases of Class U Shares:
Initial Investment	Subsequent Investments
$2,500 per account	$100
The minimum initial investment amount for Class A Shares and Class U Shares is $2,500 per account, and the minimum subsequent investment amount for Class A Shares and Class U Shares is $100. The minimum initial and subsequent investment amounts for the Class A Shares and Class U Shares can be modified or waived in the sole discretion of the Fund or the Distributor, including for certain financial firms that submit orders on behalf of their customers.

Please see the Statement of Additional Information for details.
Additional Investments.  An investor may purchase additional Class A Shares or Class U Shares at any time. If you invest in Shares through a broker-dealer, contact your financial firm for information on purchasing additional Shares.
Other Purchase Information.  Purchases of the Fund’s Shares will be made in full and fractional shares.
The Fund and the Distributor each reserves the right, in its sole discretion, to suspend the offering of shares of the Fund or to reject any purchase order, in whole or in part, when, in the judgment of management, such suspension or rejection is in the best interests of the Fund.
In the interest of economy and convenience, certificates for shares will not be issued.
Sales Charge — Class A Shares
This section includes important information about sales charge reduction programs available to investors in Class A Shares of the Fund and describes information or records you may need to provide to the Distributor or your financial firm in order to be eligible for sales charge reduction programs.
Unless you are eligible for a waiver, the public offering price you pay when you buy Class A of the Fund is the NAV of the shares plus an initial sales charge. The initial sales charge varies depending upon the size of your purchase, as set forth below.
No sales charge is imposed where Class A Shares are issued to you pursuant to the automatic reinvestment of income dividends or capital gains distributions. For investors investing in Class A Shares of the Fund through a financial intermediary, it is the responsibility of the financial intermediary to ensure that you obtain the proper “breakpoint” discount.
Because the offering price is calculated to two decimal places, the dollar amount of the sales charge as a percentage of the offering price and your net amount invested for any particular purchase of Fund shares may be higher or lower depending on whether downward or upward rounding was required during the calculation process.
Class A Shares are subject to a 2.50% maximum sales charge as a percentage of the offering price.
Amount Purchased	Sales Load as a % of Offering Price	Sales Load as a % of Amount Invested	Dealer’s Concession as a % of Offering Price
Under $100,000	2.50%	2.56%	2.50%
$100,000 – $249,999	2.00%	2.04%	2.00%
Over $250,000	None*	None	1.50%
Note: the above percentages may vary for particular investors due to rounding

*
As shown, investors that purchase $250,000 or more of the Fund’s Class A Shares will not pay any initial sales charge on the purchase. However, unless eligible for a waiver, purchases of $250,000 or more of Class A Shares where no initial sales load was paid at the time of purchase will be subject to a contingent deferred sales charge of 1.50% if the shares are repurchased during the first 18 months after their purchase. See “Contingent Deferred Sales Charges — Class A Shares” and “Sales at Net Asset Value” below.

Investors in the Fund may reduce or eliminate sales charges applicable to purchases of Class A Shares through utilization of the Combined Purchase Privilege, Right of Accumulation, Letter of Intent or Reinstatement Privilege. These programs will apply to purchases of other closed-end funds that Oaktree sponsors currently or in the future and which share the same transfer agent (collectively, “Eligible Funds”), which offer Class A Shares. These programs are summarized below and described in the Statement of Additional Information. Eligible Funds do not include any open-end funds sponsored by PSG.
Combined Purchase Privilege and Right of Accumulation (Breakpoints).  A Qualifying Investor (as defined below) may qualify for a reduced sales charge on Class A Shares at the breakpoint levels disclosed herein by combining concurrent purchases of the Class A common shares of one or more Eligible Funds into a single purchase (the “Combined Purchase Privilege”). In addition, a Qualifying Investor may obtain a reduced sales charge on Class A Shares of the Fund by adding the purchase value of Class A Shares of an Eligible Fund with the current aggregate net asset value of all Class A common shares of any Eligible Fund held by accounts for the benefit of such Qualifying Investor (the “Right of Accumulation” or “Cumulative Quantity Discount”).
The term “Qualifying Investor” refers to:
1.
an individual, such individual’s spouse or domestic partner, as recognized by applicable state law, or such individual’s children under the age of 21 years (each a “family member”) (including family trust* accounts established by such a family member); or

2.
a trustee or other fiduciary for a single trust (except family trusts* noted above), estate or fiduciary account although more than one beneficiary may be involved; or

3.
an employee benefit plan of a single employer.

Letter of Intent.  By signing a Letter of Intent (LOI) a Shareholder can reduce its Class A sales charges. A Shareholder’s individual purchases will be made at the applicable sales charge based on the amount they intend to invest over a 13-month period. The LOI will apply to all purchases of Class A Shares. Any shares purchased within 90 days of the date a Shareholder signs the letter of intent may be used as credit toward completion, but the reduced sales charge will only apply to new purchases made on or after that date. Purchases resulting from the reinvestment of dividends and capital gains do not apply toward fulfillment of the LOI. Shares valued at up to 5.00% of the amount of the LOI will be held in escrow during the 13-month period. If, at the end of that time the total amount of purchases made is less than the amount intended, a Shareholder will be required to pay the difference between the reduced sales charge and the sales charge applicable to the individual purchases had the LOI not been in effect. This amount will be obtained from redemption of the escrow shares. Any remaining escrow shares will be released to the Shareholder.
Reinstatement Privilege.  Shareholders who redeemed Class A shares of the Fund that were originally subject to a front-end sales load may buy back Class A shares of the Fund into the same Shareholder account within 45 days of the redemption date without paying a sales charge on the reinstated shares. The amount eligible to be repurchased under this Reinstatement Privilege may not exceed the amount of a Shareholder’s redemption proceeds originally received from the reinstated shares. Reinstatements will be priced at the Fund’s current NAV. To exercise this Reinstatement Privilege, a Shareholder must notify its financial consultant at the time of the transaction that is believed to qualify the Shareholder for the privilege.
Sales at Net Asset Value.  Shares of the Fund may be offered without a sales charge to: (1) any other investment company in connection with the combination of such company with the Fund by merger, acquisition of assets, or otherwise; (2) any unit investment trusts registered under the 1940 Act which have shares of the Fund as a principal investment; and (3) persons investing in certain fee-based programs under which they pay advisory fees to a broker-dealer or other financial institution that has entered into an agreement with the Fund and/or its Distributor.
In addition, as discussed above, Shareholders who redeemed shares of the Fund that were originally subject to a sales charge may buy back shares of the Fund into the same shareholder account within 45 days of the redemption date without paying a sales charge on the reinstated shares. The amount eligible to

*
For these purposes, a “family trust” is one in which a family member, as defined in section (1) above, or a direct lineal descendant(s) of such person is/are the beneficiary(ies), and such person or another family member, direct lineal ancestor or sibling of such person is/are the trustee(s).

be repurchased may not exceed the amount of a Shareholder’s redemption proceeds originally received from the reinstated shares. Reinstatements will be priced at the Fund’s current NAV. To exercise this reinstatement privilege, a Shareholder must notify its financial consultant at the time of the transaction that is believed to qualify the shareholder for the privilege.
Exchanges.  Exchanges of Shares for Class A Shares of the Fund will not be subject to a sales charge.
Contingent Deferred Sales Charge — Class A Shares
Unless a Shareholder is eligible for a waiver, if the Shareholder purchases $250,000 or more of Class A Shares (and, thus, pays no initial sales charge) of the Fund, the Shareholder will generally be subject to a 1.50% contingent deferred sales charge (“CDSC”) if the Class A Shares are repurchased within 18 months of their purchase. The Class A CDSC does not apply if a Shareholder is otherwise eligible to purchase Class A Shares without an initial sales charge or is eligible for a waiver of the CDSC.
How CDSCs Will Be Calculated
A CDSC is imposed on repurchases of Class A Shares on the amount of the repurchase which causes the current value of a Shareholder’s account for the Class A Shares of the Fund to fall below the total dollar amount of the Shareholder’s purchase payments on which they paid no initial sales charge as a result of reaching a breakpoint on the initial purchase and have not been held 18 months.
The following rules apply under the method for calculating CDSCs:
•
Shares acquired through the reinvestment of dividends or capital gains distributions will be repurchased first and will not be subject to any CDSC.

•
For the repurchase of all other Shares, the CDSC will be based on your original purchase price of the Shares being sold.

CDSCs will be deducted from the proceeds of a Shareholder’s repurchase, not from amounts remaining in the Shareholder’s account.
Reductions and Waivers of Initial Sales Charges and CDSCs
The initial sales charges and CDSCs on Class A Shares may be reduced or waived under certain purchase arrangements and for certain categories of investors. See “Sales at Net Asset Value” above for information on such reductions or waivers that may be applicable to Class A Share initial sales charges.
In addition to CDSC waivers described under “Contingent Deferred Sales Charges — Class A Shares” above, CDSCs on Class A Shares may also be reduced or waived for repurchases where the Shareholder can demonstrate hardship, which shall be determined in the sole discretion of the Distributor, and there will be minimal cost borne by the Distributor associated with the repurchase, which shall be determined in the sole discretion of the Distributor. What qualifies as “hardship” and “minimal cost” borne by the Distributor will be determined in the sole discretion of the Distributor, but will be applied uniformly to all Shareholders that can demonstrate such hardship or for which there will be such minimal cost. The Distributor follows how Internal Revenue Service regulations classify “hardship” — a financial hardship may occur when an individual has an immediate and heavy financial need and the money to be withdrawn from the Shareholder’s account is necessary to meet that need. The Distributor generally determines a CDSC waiver or reduction to be of “minimal cost” where the Shareholder can demonstrate that the repurchase triggering the CDSC was inadvertently executed during the period subject to the CDSC and substantially all of the CDSC period has lapsed.
Required Shareholder Information and Records.  In order for investors in Class A Shares of the Fund to take advantage of sales charge reductions, an investor or his or her financial firm must notify the Fund that the investor qualifies for such a reduction. If the Fund is not notified that the investor is eligible for these reductions, the Fund will be unable to ensure that the reduction is applied to the investor’s account. An investor may have to provide certain information or records to his or her financial firm or the Fund to verify the investor’s eligibility for breakpoint discounts or sales charge waivers.

An investor may be asked to provide information or records, including account statements, regarding shares of the Fund or other Eligible Funds held in:
•
any account of the investor at another financial firm; and

•
accounts of Qualifying Investors at any financial firm.

Exchanging Shares
Intra-Fund Exchanges: Shares of one class of the Fund may be exchanged at any time, at a Shareholder’s option, directly for shares of another class of the Fund (an “intra-fund exchange”), subject to the terms and conditions described below and provided that the Shareholder for whom the intra-fund exchange is being requested meets the eligibility requirements of the class into which such Shareholder seeks to exchange. Additional information regarding the eligibility requirements of different share classes, including investment minimums and intended distribution channels, is described under “Purchasing Shares” and “Investment Minimums” above.
Shares of one class of the Fund will be exchanged for shares of a different class of the Fund on the basis of their respective NAVs. Ongoing fees and expenses incurred by a given share class will differ from those of other share classes, and a Shareholder receiving new shares in an intra-fund exchange may be subject to higher or lower total expenses following such exchange. Intra-fund exchanges generally should not result in the realization of income or gain for U.S. federal income tax purposes.
Financial Intermediary-Directed Exchanges: Financial intermediaries may, in connection with a change in a client’s account type, at the direction of a client, or otherwise in accordance with a financial intermediary’s policies and procedures, direct the Fund on behalf of the intermediary’s clients to exchange shares of one class of Shares of the Fund for shares of another class of Shares of the Fund, or exchange Shares of the Fund for the same class or another class of common shares of another Eligible Fund. Any such exchange will not be subject to a sales charge. See “Summary of Fund Expenses.” The Fund will only complete such an exchange at the direction of a financial intermediary and without making inquiry as to whether the exchange is consistent with the particular intermediary’s policies and procedures or the client’s account type and/or suitability criteria. An investor should contact his or her financial intermediary to learn more about the details of this exchange feature and whether and under what circumstances it may apply in accordance with the investor’s arrangements with the particular intermediary.
Shares Purchased or Held Through Financial Intermediaries
The availability of sales charge waivers and discounts may depend on the particular financial intermediary or type of account through which you purchase or hold Fund shares.    The Fund’s sales charge waivers and discounts disclosed in this Prospectus are available for qualifying purchases and are generally available through financial firms. Please contact your financial firm for more information regarding applicable sales charge waivers, discounts and/or breakpoints available to you and the financial firm’s related policies and procedures.

While Class U Shares do not impose a front-end sales load, if you purchase Class U Shares through certain financial firms, they may directly charge you transaction or other fees in such amount as they may determine. Any such fees will be in addition to an investor’s investment in the Fund and not deducted therefrom. Investors should consult with their financial intermediaries about the front-end sales load and any additional fees or charges their financial intermediaries might impose on each class of Shares.
Information Regarding State Escheatment Laws
It is important that the Fund maintains a correct address for each investor. An incorrect address may cause an investor’s account statements and other mailings to be returned to the Fund. Based upon statutory requirements for returned mail, the Fund will attempt to locate the investor or rightful owner of the account. If the Fund is unable to locate the investor, then it will determine whether the investor’s account can legally be considered abandoned. The Fund is legally obligated to escheat (or transfer) abandoned property to the appropriate state’s unclaimed property administrator in accordance with statutory requirements. The investor’s last known address of record determines which state has jurisdiction.

Request for Multiple Copies of Shareholder Documents
To reduce expenses, it is intended that only one copy of the Fund’s Prospectus and each annual and semi-annual report, when available, will be mailed to those addresses shared by two or more accounts. If you wish to receive individual copies of these documents and your shares are held directly with the Fund, call the Fund at 1-855-862-5873. You will receive the additional copy within 30 days after receipt of your request by the Fund. Alternatively, if your shares are held through a financial institution, please contact the financial institution directly.

Periodic Repurchase Offers
The Fund is a closed-end interval fund, a type of fund that, in order to provide liquidity to Shareholders, has adopted a fundamental investment policy to make offers to repurchase Shares. No Shareholder will have the right to require the Fund to repurchase its Shares, except as permitted by the Fund’s Interval Fund structure. No public market for the Shares exists, and none is expected to develop in the future. Consequently, shareholders generally will not be able to liquidate their investment other than as a result of repurchases of their Shares by the Fund, and then only on a limited basis.
The Fund has adopted, pursuant to Rule 23c-3 under the 1940 Act, a fundamental policy, which cannot be changed without shareholder approval, requiring the Fund to offer to repurchase at least 5% and up to 25% of its Shares at NAV on a regular schedule. The schedule requires the Fund to make repurchase offers every three months. The Fund expects the first repurchase offer to be issued within six months following effectiveness of the Fund’s Registration Statement.
Repurchase Dates
The Fund will make quarterly repurchase offers. Subject to Board approval, Repurchase Request Deadlines are expected to occur each February, May, August and November, and Repurchase Offer Notices are expected to be sent to Shareholders each January, April, July and October preceding each such Repurchase Request Deadline. As discussed below, the date on which the repurchase price for Shares is determined will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). A repurchase schedule setting forth each of these dates for the Fund’s current calendar year is available on the Fund’s website at https://www.brookfieldoaktree.com/.
Repurchase Request Deadline
The date by which Shareholders wishing to tender Shares for repurchase must respond to the repurchase offer will be no more than 14 days before the Repurchase Pricing Date (defined below). When a repurchase offer commences, the Fund sends, at least 21 days before the Repurchase Request Deadline, written notice to each Shareholder setting forth, among other things:
•
The percentage of outstanding Shares that the Fund is offering to repurchase and how the Fund will purchase Shares on a pro rata basis if the offer is oversubscribed.

•
The date on which a Shareholder’s repurchase request is due.

•
The date that will be used to determine the Fund’s NAV applicable to the repurchase offer (the “Repurchase Pricing Date”).

•
The date by which the Fund will pay to Shareholders the proceeds from their Shares accepted for repurchase.

•
The NAV of the Shares as of a date no more than seven days before the date of the written notice and the means by which Shareholders may ascertain the NAV.

•
The procedures by which Shareholders may tender their Shares and the right of Shareholders to withdraw or modify their tenders before the Repurchase Request Deadline.

•
The circumstances in which the Fund may suspend or postpone the repurchase offer.

This notice may be included in a shareholder report or other Fund document. Shareholders that hold shares through a financial intermediary will need to ask their financial intermediary to submit their repurchase requests and tender shares on their behalf. The Repurchase Request Deadline will be strictly observed. If a Shareholder’s repurchase request is not submitted to the Fund’s transfer agent in properly completed form by the Repurchase Request Deadline, the Shareholder will be unable to sell his or her shares to the Fund until a subsequent repurchase offer, and the Shareholder’s request for that offer must be resubmitted. If a Shareholder’s authorized intermediary will submit his or her repurchase request, the Shareholder should submit his or her request to the authorized intermediary in the form requested by the authorized intermediary sufficiently in advance of the Repurchase Request Deadline to allow the authorized intermediary to submit the request to the Fund. If a Shareholder’s authorized intermediary is unable or fails to submit the Shareholder’s request to the Fund in a timely manner, or if the Shareholder fails to submit his or her request to the Shareholder’s authorized intermediary, the Shareholder will be unable to sell his or her shares to the Fund until a subsequent repurchase offer, and the Shareholder’s request for that offer must be resubmitted.
Shareholders may withdraw or change a repurchase request with a proper instruction submitted in good form at any point before the Repurchase Request Deadline.
Determination of Repurchase Price and Payment for Shares
The Repurchase Pricing Date will occur no later than the 14th day after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day). The Fund expects to distribute payment to Shareholders within (5) business days after the Repurchase Pricing Date and will distribute such payment no later than seven (7) calendar days after such date. The Fund’s NAV per share may change materially between the date a repurchase offer is mailed and the Repurchase Request Deadline, and it may also change materially between the Repurchase Request Deadline and Repurchase Pricing Date. The method by which the Fund calculates NAV is discussed below under “Net Asset Value.” During the period an offer to repurchase is open, Shareholders may obtain the current NAV by visiting https://www.brookfieldoaktree.com/ https://publicsecurities.brookfield.com/en or calling the Fund’s Investor Relations Team (toll-free) at 1-855-777-8001 or by sending an e-mail request to the Fund at publicsecurities.enquiries@brookfield.com.
Repurchase Fee
The Fund may impose repurchase fees of up to 2.00% on Shares accepted for repurchase that have been held for less than one year. The Fund may charge repurchase fees to help offset non-de minimis estimated costs related to the repurchase incurred by the Fund, directly or indirectly, as a result of repurchasing Shares, thus allocating estimated transaction costs to the Shareholder whose Shares are being repurchased. The Fund may modify the amount of a repurchase fee at any time. The Fund will provide advance notice to shareholders of any such modification of the repurchase fee. The Fund may also waive or reduce a repurchase fee if the Adviser determines that the repurchase is offset by a corresponding purchase or if for other reasons the Fund will not incur transaction costs or will incur reduced transaction costs.
Suspension or Postponement of Repurchase Offers
The Fund may suspend or postpone a repurchase offer in limited circumstances set forth in Rule 23c-3 under the 1940 Act, as described below, but only with the approval of a majority of the Directors, including a majority of Directors who are not “interested persons” of the Fund, as defined in the 1940 Act. The Fund may suspend or postpone a repurchase offer only: (1) if making or effecting the repurchase offer would cause the Fund to lose its status as a regulated investment company under Subchapter M of the Code; (2) for any period during which the NYSE or any other market in which the securities owned by the Fund are principally traded is closed, other than customary weekend and holiday closings, or during which trading in such market is restricted; (3) for any period during which an emergency exists as a result of which disposal by the Fund of securities owned by it is not reasonably practicable, or during which it is not reasonably practicable for the Fund fairly to determine the value of its net assets; or (4) for such other periods as the SEC may by order permit for the protection of Shareholders of the Fund.
Oversubscribed Repurchase Offers
There is no minimum number of Shares that must be tendered before the Fund will honor repurchase requests. However, the Fund’s Directors set for each repurchase offer a maximum percentage of Shares that may be repurchased by the Fund, which is currently expected to be at least 5% and up to 25% of the Fund’s outstanding Shares. In the event a repurchase offer by the Fund is oversubscribed, the Fund may repurchase, but is not required to repurchase, additional Shares up to a maximum amount of 2% of the outstanding Shares of the Fund. If the Fund determines not to repurchase additional Shares beyond the repurchase offer amount, or if Shareholders tender an amount of Shares greater than that which the Fund is entitled to repurchase, the Fund will repurchase the Shares tendered on a pro rata basis. The Fund may in its sole discretion and for administrative convenience accept all shares tendered by Shareholders who own less than one hundred shares and who tender all of their shares, before prorating other amounts tendered.
If any Shares that you wish to tender to the Fund are not repurchased because of proration, you will have to wait until the next repurchase offer and resubmit a new repurchase request, and your repurchase request will not be given any priority over other Shareholders’ requests. Thus, there is a risk that the Fund may not purchase all of the Shares you wish to have repurchased in a given repurchase offer or in any subsequent repurchase offer. In anticipation of the possibility of proration, some Shareholders may tender more Shares than they wish to have repurchased in a particular quarter, increasing the likelihood of proration.
There is no assurance that you will be able to tender your Shares when or in the amount that you desire.
Consequences of Repurchase Offers
From the time the Fund distributes or publishes each repurchase offer notification until the Repurchase Pricing Date for that offer, the Fund must maintain liquid assets at least equal to the percentage of its Shares subject to the repurchase offer. For this purpose, “liquid assets” means assets that may be sold or otherwise disposed of in the ordinary course of business, at approximately the price at which the Fund values them, within the period between the Repurchase Request Deadline and the repurchase payment deadline, or which mature by the repurchase payment deadline. The Fund is also permitted to borrow up to the maximum extent permitted under the 1940 Act to meet repurchase requests.
If the Fund borrows to finance repurchases, interest on that borrowing will negatively affect Shareholders who do not tender their Shares by increasing the Fund’s expenses and reducing any net investment income. There is no assurance that the Fund will be able to sell a significant amount of additional Shares so as to mitigate these effects.
These and other possible risks associated with the Fund’s repurchase offers are described under “Principal Risks of the Fund — Repurchase Offers Risk” above. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders, potentially even to those Shareholders that do not participate in the repurchase. For a discussion of these tax consequences, see “Tax Matters” below and “Taxation” in the Statement of Additional Information.

Net Asset Value
The Fund’s NAV per Share is computed by dividing the total current value of the assets of the Fund, less its liabilities, by the total number of Shares outstanding at the time of such computation. The Fund computes its NAV per Share as of the close of trading on each day the New York Stock Exchange (“NYSE”) is open for trading.
The Board has adopted procedures for the valuation of the Fund’s securities. The Adviser oversees the day to day responsibilities for valuation determinations under these procedures. The Board regularly reviews the application of these procedures to the securities in the Fund’s portfolio.
The Board has designated the Adviser as the valuation designee pursuant to Rule 2a-5 under the 1940 Act to perform fair value determination relating to any or all Fund investments. The Board oversees the Adviser in its role as the valuation designee in accordance with the requirements of Rule 2a-5 under the 1940 Act.
Investments in equity securities listed or traded on any securities exchange or traded in the over-the-counter market are valued at the last trade price as of the close of business on the valuation date. If the NYSE closes early, then the equity security will be valued at the last traded price before the NYSE close. Prices of foreign equities that are principally traded on certain foreign markets will generally be adjusted daily pursuant to a fair value pricing service approved by the Board in order to reflect an adjustment for the factors occurring after the close of certain foreign markets but before the NYSE close. When fair value pricing is employed, the value of the portfolio securities used to calculate the Fund’s NAV may differ from quoted or official closing prices. Investments in open-end registered investment companies, if any, are valued at the NAV as reported by those investment companies.
Securities for which market prices are not readily available, cannot be determined using the sources described above, or for which the Adviser determines the quotation or price for a portfolio security provided by a broker-dealer or an independent pricing service is inaccurate, will be valued at a fair value determined by the Adviser following the procedures adopted by the Adviser under the supervision of the Board. The Adviser’s valuation procedure establishes parameters for the sources, methodologies, and inputs the Adviser uses in determining fair value.
The fair valuation methodology may include or consider the following guidelines, as appropriate: (1) evaluation of all relevant factors, including but not limited to, pricing history, current market level, supply and demand of the respective security; (2) comparison to the values and current pricing of securities that have comparable characteristics; (3) knowledge of historical market information with respect to the security; (4) other factors relevant to the security which would include, but not be limited to, duration, yield, fundamental analytical data, the Treasury yield curve, and credit quality. The fair value may be difficult to determine and thus judgment plays a greater role in the valuation process. Imprecision in estimating fair value can also impact the amount of unrealized appreciation or depreciation recorded for a particular portfolio security and differences in the assumptions used could result in a different determination of fair value, and those differences could be material. For those securities valued by fair valuations, the Adviser reviews and affirms the reasonableness of the valuations based on such methodologies and fair valuation determinations on a regular basis after considering all relevant information that is reasonably available. There can be no assurance that the Fund could purchase or sell a portfolio security at the price used to calculate the Fund’s NAV.
An internal pricing hierarchy has been established to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.

Valuations of Fund investments are disclosed in reports publicly filed with the SEC. The Adviser will provide the Board of Directors with periodic reports, no less than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any.
Under certain circumstances, the NAV per Share of a class of the Fund’s Shares may be different from the per share NAV of another class of shares as a result of the different daily expense accruals applicable to each class of shares.

Distributions
The Fund intends to declare and pay distributions quarterly at rates from net investment income. Subject to applicable law, the Fund may fund a portion of its distributions with gains from the sale of portfolio securities and other sources. The dividend rate that the Fund pays on its Shares may vary as portfolio and market conditions change, and will depend on a number of factors, including without limitation the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains, as well as the costs of any leverage obtained by the Fund (including interest expenses on borrowings and dividends payable on any preferred shares issued by the Fund). As portfolio and market conditions change, the rate of distributions on the Shares and the Fund’s dividend policy could change. For a discussion of factors that may cause the Fund’s income and capital gains (and therefore the dividend) to vary, see “Principal Risks of the Fund.” The net investment income of the Fund consists of all income (other than net short-term and long-term capital gains) less all expenses of the Fund (after it pays accrued dividends on any outstanding preferred shares).
The Fund may distribute less than the entire amount of net investment income earned in a particular period. The undistributed net investment income would be available to supplement future distributions. As a result, the distributions paid by the Fund for any particular month may be more or less than the amount of net investment income actually earned by the Fund during the period.
The tax treatment and characterization of the Fund’s distributions may vary significantly from time to time because of the varied nature of the Fund’s investments. If the Fund estimates that a portion of one of its dividend distributions may be comprised of amounts from sources other than net investment income in accordance with its policies and accounting practices, the Fund will notify shareholders of record of the estimated composition of such distribution through a section 19 notice (“Section 19 Notice”). To determine the sources of the Fund’s distributions during the reporting period, the Fund references its internal accounting records at the time the distribution is paid and generally bases its projections of the final tax character of those distributions on the tax characteristics of the distribution reflected in its internal accounting records at the time of such payment. If, based on such records, a particular distribution does not include capital gains or paid-in surplus or other capital sources, a Section 19 Notice generally would not be issued. It is important to note that differences exist between the Fund’s daily internal accounting records, the Fund’s financial statements presented in accordance with U.S. GAAP, and recordkeeping practices under income tax regulations. Examples of such differences may include, among others, the treatment of paydowns on mortgage-backed securities purchased at a discount and periodic payments under interest rate swap contracts. Notwithstanding the Fund’s estimates and projections, it is possible that the Fund may not issue a Section 19 Notice in situations where the Fund’s financial statements prepared later and in accordance with U.S. GAAP or the final tax character of those distributions might later report that the sources of those distributions included capital gains and/or a return of capital. Additionally, given differences in tax and U.S. GAAP treatment of certain distributions, the Fund may not issue a Section 19 Notice in situations where the Fund’s financial statements prepared later and in accordance with U.S. GAAP might report that the sources of these distributions included capital gains and/or a return of capital.
The tax characterization of the Fund’s distributions made in a taxable year cannot finally be determined until at or after the end of the year. As a result, there is a possibility that the Fund may make total distributions during a taxable year in an amount that exceeds the Fund’s net investment income and net realized capital gains (as reduced by any capital loss carry-forwards) for the relevant year. For example, the Fund may distribute amounts early in the year that are derived from short-term capital gains, but incur net short-term capital losses later in the year, thereby offsetting short-term capital gains out of which distributions have already been made by the Fund. In such a situation, the amount by which the Fund’s total distributions exceed net investment income and net realized capital gains would generally be treated as a tax-free return of capital up to the amount of a Shareholder’s tax basis in his or her Shares, with any amounts exceeding such basis treated as gain from the sale of Shares. In general terms, a return of capital would occur where a Fund distribution (or portion thereof) represents a return of a portion of your investment, rather than net income or capital gains generated from your investment during a particular period. A return of capital distribution is not taxable, but it reduces a Shareholder’s tax basis in the Shares, thus reducing any loss or increasing any gain on a subsequent taxable disposition by the Shareholder of the Shares. The Fund will send Shareholders detailed tax information with respect to the Fund’s distributions annually. See “Tax Matters.”
The 1940 Act currently limits the number of times the Fund may distribute long-term capital gains in any tax year, which may increase the variability of the Fund’s distributions and result in certain distributions being comprised more or less heavily than others of long-term capital gains currently eligible for favorable income tax rates.
Unless a Shareholder elects to receive distributions in cash, all distributions of Shareholders whose shares are registered with the plan agent will be automatically reinvested in additional Shares under the Fund’s Dividend Reinvestment Plan. See “Dividend Reinvestment Plan.”
Although it does not currently intend to do so, the Board of Directors may change the Fund’s distribution policy and the amount or timing of distributions, based on a number of factors, including the amount of the Fund’s undistributed net investment income and net short- and long-term capital gains and historical and projected net investment income and net short- and long-term capital gains.

Dividend Reinvestment Plan
The Fund intends to distribute substantially all of its net investment income to Shareholders in the form of dividends. The Fund intends to declare and pay distributions quarterly from net investment income. In addition, the Fund intends to distribute any net capital gains earned from the sale of portfolio securities to Shareholders no less frequently than annually. Net short-term capital gains may be paid more frequently. Unless Shareholders specify otherwise, dividends will be reinvested in Shares of the Fund in accordance with the Fund’s dividend reinvestment plan. The Fund may pay distributions from sources that may not be available in the future and that are unrelated to the Fund’s performance, such as from offering proceeds and/or borrowings.
The Fund has adopted a Dividend Reinvestment Plan (the “Plan”) that provides that, unless Shareholders elect to receive their distributions in cash, they will be automatically reinvested by U.S. Bancorp Fund Services, LLC (the “Plan Administrator”), in additional Shares. If Shareholders elect to receive distributions in cash, they will receive them paid by check mailed directly to them by the Plan Administrator. The Plan Administrator can be contacted through mail at by writing to U.S. Bancorp Fund Services, LLC, P.O. Box 701, Milwaukee, Wisconsin 53201-0701 or by phone at 1-855-862-5873.
Shares received under the Plan will be issued to Shareholders at their NAV on the ex-dividend date; there is no sales or other charge for reinvestment. Shareholders are free to withdraw from the Plan and elect to receive cash at any time by giving written notice to the Plan Administrator or by contacting the broker or dealer, who will inform the Fund.
The Plan Administrator provides written confirmation of all transactions in the shareholder accounts in the Plan, including information Shareholders may need for tax records. Any proxy Shareholders receive will include all Shares received under the Plan.
Automatically reinvested dividends and distributions are taxed in the same manner as cash dividends and distributions. See “Tax Matters.”
The Fund and the Plan Administrator reserve the right to amend or terminate the Plan. There is no direct service charge to participants in the Plan; however, the Fund reserves the right to amend the Plan to include a service charge payable by the participants. If the Plan is amended to include such service charges, the Plan Administrator will include a notification to registered holders of Shares with the Plan Administrator.
Additional information about the Plan may be obtained from the Plan Administrator.

Description of Securities
The information contained under this heading is only a summary and is subject to the provisions contained in the Fund’s Charter and Bylaws and the laws of the State of Maryland.

Common Stock
General.  The Charter authorizes the Fund to issue up to 1,000,000,000 shares of common stock, $.001 par value per share, 250,000,000 of which have been classified as Class A Shares, 250,000,000 of which have been classified as Class D Shares, 250,000,000 of which have been classified as Class T Shares, and 250,000,000 of which have been classified as Class U Shares (collectively “Shares” and respectively, “Class A Shares,” “Class D Shares,” “Class T Shares” and “Class U Shares”). The Board of Directors may, without any action by the Shareholders, amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Fund has authority to issue under the Charter and the 1940 Act. In addition, the Charter authorizes the Board of Directors, without any action by the Shareholders, to classify and reclassify any unissued common stock and preferred stock into other classes or series of stock from time to time by setting or changing the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption for each class or series. Although the Fund has no present intention of doing so, the Fund could issue a class or series of stock that could delay, defer or prevent a transaction or a change in control of the Fund that might otherwise be in the Shareholders’ best interests. Under Maryland law, shareholders generally are not liable for the Fund’s debts or obligations.
All common stock offered pursuant to this Prospectus will be, upon issuance, duly authorized, fully paid and nonassessable. Holders of shares of common stock are entitled to receive distributions when authorized by the Board of Directors and declared by the Fund out of assets legally available for the payment of distributions. Holders of common stock have no preference, conversion, exchange, sinking fund, redemption or appraisal rights and have no preemptive rights to subscribe for any of the Fund’s securities. All shares of common stock have equal distribution, liquidation and other rights. The Fund may offer multiple classes of common stock, which may be subject to differing fees and expenses. Distributions may vary among the classes as a result of the different fee structure of the classes.

Limitations on Distributions.  If any shares of preferred stock are outstanding, holders of shares of common stock will not be entitled to receive any distributions from the Fund unless it has paid all accumulated distributions on preferred stock and unless asset coverage (as defined in the 1940 Act) with respect to preferred stock would be at least 200% after giving effect to such distributions. See “Leverage.”
If any senior securities representing indebtedness are outstanding, holders of shares of common stock will not be entitled to receive any distributions from the Fund unless it has paid all accrued interest on such senior indebtedness and unless asset coverage (as defined in the 1940 Act) with respect to any outstanding senior indebtedness would be at least 300% after giving effect to such distributions.

Liquidation Rights.  Shareholders are entitled to share ratably in the assets legally available for distribution to Shareholders in the event of liquidation, dissolution or winding up, after payment of or adequate provision for all known debts and liabilities, including any outstanding debt securities or other borrowings and any interest accrued thereon. These rights are subject to the preferential rights of any other class or series of stock, including any preferred stock. The rights of Shareholders upon liquidation, dissolution or winding up would be subordinated to the rights of holders of any preferred stock or senior securities representing indebtedness.

Voting Rights.  Each outstanding share of common stock entitles the holder to one vote on all matters submitted to a vote of Shareholders, including the election of Directors. The Charter provides that, in the event that the Board of Directors determines that any matter affects only one or more classes of common stock, only the holders of the affected classes will be entitled to vote on the matter. The presence of the holders of shares of stock entitled to cast one-third of the votes entitled to be cast (without regard to class) will constitute a quorum at a meeting of shareholders. The Bylaws provide that directors are elected by a plurality of all the votes cast at a meeting of shareholders duly called and at which a quorum is present. There is no cumulative voting in the election of Directors. Consequently, at each annual meeting of shareholders, the holders of a majority of the outstanding shares of stock entitled to vote will be able to elect all of the successors of the class of directors whose terms expire at that meeting. Pursuant to the 1940 Act, holders of preferred stock will have the right to elect two directors at all times. Pursuant to the Charter and Bylaws, the Board of Directors may amend the Bylaws to alter the vote required to elect directors.

Preferred Stock
General.  The Charter authorizes the issuance of up to 1,000,000,000 shares of preferred stock, $.001 par value per share, with preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption as determined by the Board of Directors.
Our Board of Directors may, without any action by the Shareholders, amend the Charter from time to time to increase or decrease the aggregate number of shares of stock or the number of shares of stock of any class or series that the Fund has authority to issue under the Charter and under the 1940 Act. In addition, the Charter authorizes the Board of Directors, without any action by the Shareholders, to classify and reclassify any unissued preferred stock into other classes or series of stock from time to time by setting or changing the terms, preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions, qualifications and terms and conditions of redemption for each class or series.

Distributions.  Holders of any preferred stock will be entitled to receive cash distributions, when, as and if authorized by the Board of Directors and declared by us, out of funds legally available therefor. The Prospectus for any preferred stock will describe the distribution payment provisions for those shares. Distributions so declared and payable will be paid to the extent permitted under Maryland law and to the extent available and in preference to and priority over any distribution declared and payable on the common stock.
Limitations on Distributions.  If the Fund has senior securities representing indebtedness outstanding, holders of preferred stock will not be entitled to receive any distributions from the Fund unless asset coverage (as defined in the 1940 Act) with respect to outstanding debt securities and preferred stock would be at least 200% after giving effect to such distributions. See “Leverage.”

Liquidation Rights.  In the event of any voluntary or involuntary liquidation, dissolution or winding up, the holders of preferred stock would be entitled to receive a preferential liquidating distribution, which is expected to equal the original purchase price per share plus accumulated and unpaid distributions, whether or not declared, before any distribution of assets is made to holders of common stock. After payment of the full amount of the liquidating distribution to which they are entitled, the holders of preferred stock will not be entitled to any further participation in any distribution of the Fund’s assets. Preferred stock ranks junior to the Fund’s debt securities upon liquidation, dissolution or winding up.

Voting Rights.  Except as otherwise indicated in the Charter or Bylaws, or as otherwise required by applicable law, holders of any preferred stock will have one vote per share and vote together with holders of common stock as a single class.
The 1940 Act requires that the holders of any preferred stock, voting separately as a single class, have the right to elect at least two Directors at all times. The remaining Directors will be elected by holders of common stock and preferred stock, voting together as a single class. In addition, subject to the prior rights, if any, of the holders of any other class of senior securities outstanding, the holders of any shares of preferred stock have the right to elect a majority of the Directors at any time two years’ accumulated distributions on any preferred stock are unpaid. The 1940 Act also requires that, in addition to any approval by Shareholders that might otherwise be required, the approval of the holders of a majority of shares of any outstanding preferred stock, voting separately as a class, would be required to (1) adopt any plan of reorganization that would adversely affect the preferred stock, and (2) take any action requiring a vote of security holders under Section 13(a) of the 1940 Act, including, among other things, changes in the

Fund’s subclassification as a closed-end investment company or changes in the Fund’s fundamental investment restrictions. See “Certain Provisions in the Charter and Bylaws.” As a result of these voting rights, the Fund’s ability to take any such actions may be impeded to the extent that any shares of the Fund’s preferred stock are outstanding.
The affirmative vote of the holders of a majority of any outstanding preferred stock, voting as a separate class, generally will be required to amend, alter or repeal any of the preferences, rights or powers of holders of preferred stock so as to affect materially and adversely such preferences, rights or powers. The class vote of holders of preferred stock described above will in each case be in addition to any other vote required to authorize the action in question.

Certain Provisions in the Charter and Bylaws
The following description of certain provisions of the Charter and Bylaws is only a summary. For a complete description, please refer to the Charter and Bylaws, which have been filed as exhibits to the registration statement on Form N-2, of which this Prospectus forms a part.
The Charter and Bylaws include provisions that could delay, defer or prevent other entities or persons from acquiring control of the Fund, causing the Fund to engage in certain transactions or modifying the structure.
Furthermore, these provisions can have the effect of depriving shareholders of the opportunity to sell their shares at a premium over prevailing market prices by discouraging third parties from seeking to obtain control of us. These provisions, all of which are summarized below, may be regarded as “anti-takeover” provisions.
Board of Directors; Election of Directors
Our Charter provides that the number of Directors may be established only by the Board of Directors pursuant to the Bylaws, but may not be less than one. The Bylaws provide that the number of Directors may not be less than the minimum number required by the Maryland General Corporation Law (the “MGCL”), which is one, nor more than fifteen. Subject to any applicable limitations of the 1940 Act, any vacancy may be filled by the directors in the manner provided in the Bylaws. The Bylaws provide that any vacancy on the Board of Directors for any cause other than an increase in the number of directors may be filled by a majority of the remaining Directors, even if less than a quorum, and any vacancy created by an increase in the number of Directors may be filled by a majority of the entire Board of Directors. As permitted by Maryland law, the Bylaws provide that the Fund is not required to hold an annual meeting of shareholders in any year in which the election of Directors is not required under the 1940 Act and the Fund does not intend to hold regular annual meetings of shareholders. Accordingly, Directors will be elected to serve indefinite terms between annual meetings of shareholders.
Removal of Directors
Our Charter provides that, subject to the rights of holders of one or more classes of preferred stock, a director may be removed only for cause and only by the affirmative vote of at least two-thirds of the votes entitled to be cast in the election of Directors.
Approval of Extraordinary Corporate Action; Amendment of Charter and Bylaws
Under Maryland law, a Maryland corporation generally cannot dissolve, amend its charter, merge, convert, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless declared advisable by the Board of Directors and approved by the affirmative vote of shareholders entitled to cast at least two-thirds of the votes entitled to be cast on the matter. However, a Maryland corporation may provide in its charter for shareholder approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Subject to certain exceptions described below, the Charter provides for approval of Charter amendments by the shareholders entitled to cast at least a majority of the votes entitled to be cast on the matter. The Charter provides that (1) the Fund’s liquidation or dissolution, or any merger, consolidation, share exchange or sale or exchange of all or substantially all of the assets that requires the approval of the shareholders under the MGCL, (2) certain transactions between the Fund and any person or group of persons acting together and any person controlling, controlled by or under common control with any such person or member of such group, that may exercise or direct the exercise of 10% or more of the voting power in the election of directors, (3) any amendment to the Charter that would convert the Fund from a closed-end investment company to an open-end investment company or otherwise make the Fund’s common stock a redeemable security and (4) any amendment to certain provisions of the Charter, including the provisions relating to the number, qualifications, election and removal of directors, requires the approval of the shareholders entitled to cast at least 80% of the votes entitled to be cast on such matter. If such a proposal is approved by at least two-thirds of the Continuing Directors (defined below), in addition to approval by the full Board, such proposal may be approved by the shareholders entitled to cast a majority of the votes entitled to be cast on such matter or, in the case of transactions with a group described above, by the vote, if any, of the shareholders required by applicable law. The “Continuing Directors” are defined in the Charter as (1) the Fund’s current directors, (2) those directors whose nomination for election by the shareholders or whose election by the directors to fill vacancies is approved by a majority of Continuing Directors then on the Board and (3) any successor directors whose nomination for election by the shareholders or whose election by the directors to fill vacancies is approved by a majority of the Continuing Directors then in office. This provision could make it more difficult for certain extraordinary transactions to be approved if they are opposed by the Continuing Directors and discourage proxy contests for control of the Board by persons wishing to cause such transactions to take place.
Our Charter and Bylaws provide that the Board of Directors has the exclusive power to make, alter, amend or repeal any provision of the Fund’s Bylaws.
Shareholder-Requested Special Meetings
Our Bylaws provide that special meetings of shareholders may be called by the Board of Directors and certain officers of the Fund. In addition, the Bylaws provide that, subject to the satisfaction of certain procedural and informational requirements by the shareholders requesting the meeting, a special meeting of shareholders will be called by the secretary of the Fund upon the written request of shareholders entitled to cast not less than a majority of all the votes entitled to be cast at such meeting.

Action by Shareholders
Under Maryland law, shareholder action can be taken only at an annual or special meeting of shareholders or, unless the charter provides for shareholder action by less than unanimous written consent (which is not the case for the Charter), by unanimous written consent in lieu of a meeting.
Exclusive Forum
Our Bylaws provide that, unless the Fund consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City, Maryland, or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division, shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on behalf of the Fund, other than actions arising under United States federal securities laws, (c) any action asserting a claim of breach of any duty owed by any director or officer or other agent of the Fund to the Fund or to the stockholders of the Fund, (d) any action asserting a claim against the Fund or any director or officer or other agent of the Fund arising pursuant to any provision of the MGCL or the Charter or Bylaws, or (e) any other action asserting a claim against the Fund or any director or officer or other agent of the Fund that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Fund consents in writing to such court. The exclusive forum selection provision will not apply to claims arising under the federal securities laws or any other claim for which the federal courts have exclusive jurisdiction.
Certain Provisions of the Maryland General Corporation Law
The Maryland Business Combination Act prohibits certain business combinations, subject to exceptions and limitations, between a Maryland corporation and an “interested shareholder” (defined generally as any person who beneficially owns 10% or more of the voting power of the corporation’s outstanding voting stock or an affiliate or associate of the corporation who, at any time within the two-year period immediately prior to the date in question, was the beneficial owner of 10% or more of the voting power of the corporation’s then outstanding shares of stock) or an affiliate of any interested shareholder for five years after the most recent date on which the shareholder becomes an interested shareholder, and thereafter imposes two super-majority shareholder voting requirements on these combinations, unless, among other conditions, the Shareholders receive a minimum price, as defined in the statute, for their shares and the consideration is received in cash or in the same form as previously paid by the interested shareholder for its shares of stock. The Maryland Business Combination Act does not apply to a corporation registered under the 1940 Act as a closed-end investment company, such as the Fund, unless the board of directors adopts a resolution to be subject to the statute. The Board of Directors has not adopted a resolution electing to be subject to the Maryland Business Combination Act.
The Maryland Control Share Acquisition Act provides that, subject to certain exceptions, holders of “control shares” (defined as voting shares that, when aggregated with all other shares controlled by the shareholder, entitle the shareholder to exercise one of three increasing ranges of voting power in electing directors) acquired in a “control share acquisition” (defined as the direct or indirect acquisition of ownership or control of issued and outstanding “control shares”) have no voting rights except to the extent approved by the Fund’s shareholders by the affirmative vote of at least two-thirds of all the votes entitled to be cast on the matter, excluding shares owned by the acquirer, by the Fund’s officers or by the Fund’s employees who are also directors of the Fund. The Maryland Control Share Acquisition Act does not apply to a corporation registered under the 1940 Act as a closed-end investment company, such as the Fund, unless the board of directors adopts a resolution to be subject to the statute. The Board of Directors has not adopted a resolution electing to be subject to the Maryland Control Share Acquisition Act.

Tax Matters
The discussion below and certain disclosure in the SAI provide general tax information related to an investment in Shares of the Fund. Because tax laws are complex and often change, Shareholders should consult their tax advisers about the tax consequences of an investment in the Fund. Unless otherwise noted, the following tax discussion applies only to U.S. shareholders that hold the Shares as capital assets. A U.S. shareholder is an individual who is a citizen or resident of the United States, a U.S. corporation, a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the Fund or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source.
The Fund intends to elect to be treated, and intends to qualify each taxable year thereafter, as a regulated investment company (a “RIC”) under Subchapter M of the Code. To qualify under Subchapter M for the favorable tax treatment accorded to RICs, the Fund must, among other things: (1) distribute to its shareholders in each taxable year at least 90% of the sum of its investment company taxable income (as that term is defined in the Code, but without regard to the deduction for dividends paid) and its net tax-exempt income; (2) derive in each taxable year at least 90% of its gross income from (a) dividends, interest, payments with respect to certain securities loans, and gains from the sale or other disposition of stock, securities or foreign currencies, or other income (including but not limited to gain from options, futures and forward contracts) derived with respect to its business of investing in such stock, securities or foreign currencies; and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each, a “Qualified Publicly Traded Partnership”); and (3) diversify its holdings so that, at the end of each quarter of each taxable year of the Fund (a) at least 50% of the value of the Fund’s total assets is represented by cash, cash items, U.S. government securities and securities of other RICs, and other securities, with these other securities limited, with respect to any one issuer, to an amount not greater in value than 5% of the value of the Fund’s total assets, and to not more than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of the Fund’s total assets is represented by the securities (other than U.S. government securities or securities of other RICs) of (I) any one issuer, (II) any two or more issuers that the Fund controls and that are determined to be engaged in the same or similar trades or businesses or related trades or businesses or (III) any one or more Qualified Publicly Traded Partnerships. As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to its shareholders. The Fund intends to distribute to its shareholders, at least annually, substantially all of its investment company taxable income and net capital gain. As of December 31, 2023, the Fund had short-term and long-term capital loss carryforwards of $2,645,116 and $1,750,773 respectively. The capital loss carryforwards will not expire.
If the Fund failed to qualify for the favorable tax treatment accorded to RICs in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including its net capital gain), even if such income were distributed to its shareholders, and all distributions out of earnings and profits (including distributions of net capital gain) would be taxed to Shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate Shareholders and (ii) for the dividends received deduction in the case of corporate Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.
A RIC that fails to distribute, by the close of each calendar year, an amount at least equal to the sum of 98% of its ordinary taxable income for such calendar year and 98.2% of its capital gain net income (adjusted for certain ordinary losses) for the one-year period ending on October 31 of such calendar year, plus any shortfalls from any prior year’s required distribution, is liable for a 4% nondeductible excise tax on the portion of the undistributed amounts of such income that are less than the required distributions. For these purposes, the Fund will be deemed to have distributed any income or gain on which it paid U.S. federal income tax.

Distributions to Shareholders of ordinary income (including “market discount” realized by the Fund on the sale of debt securities), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to Shareholders as ordinary income to the extent such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the Shareholder has owned Shares of the Fund. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a Shareholder as a return of capital which will be applied against and reduce the Shareholder’s tax basis in his or her Shares. To the extent that the amount of any such distribution exceeds the Shareholder’s basis in his or her Shares, the excess will be treated by the Shareholder as gain from a sale of the Shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate Shareholders.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares of the Fund pursuant to the Plan. Shareholders receiving distributions in the form of additional Shares of the Fund will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. The additional Shares received by a Shareholder pursuant to the Plan will have a new holding period commencing on the day following the day on which the Shares were credited to the Shareholder’s account.
Although dividends generally will be treated as distributed when paid, dividends declared in October, November, or December, payable to Shareholders of record on a specified date in one of those months, and paid during the following January, will be treated as having been distributed by the Fund (and received by Shareholders) on December 31 of the year in which declared.
In general, the sale or other taxable disposition of Shares (except pursuant to a repurchase by the Fund, as described below) will result in capital gain or loss to Shareholders. A holder’s gain or loss generally will be a long-term capital gain or loss if the Shares have been held for more than one year. Present law taxes both long- and short-term capital gains of corporations at the rates applicable to ordinary income. For non-corporate taxpayers, however, long-term capital gains are currently eligible for reduced rates of taxation. Losses realized by a holder on the sale or other taxable disposition of Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains, as discussed under “Taxation — Distributions” in the SAI) with respect to such Shares. In addition, no loss will be allowed on the sale or other taxable disposition of Shares if the owner acquires (including pursuant to the Plan) or enters into a contract or option to acquire securities that are substantially identical to such Shares within 30 days before or after the disposition. In such case, the basis of the securities acquired will be adjusted to reflect the disallowed loss.
From time to time, the Fund may offer to repurchase its outstanding Shares. Shareholders who tender all Shares held, or considered to be held, by them will be treated as having sold their shares and generally will realize a capital gain or loss. If a Shareholder tenders fewer than all of its Shares or fewer than all Shares tendered are repurchased, such Shareholder may be treated as having received a taxable dividend upon the tender of its Shares. In such a case, there is a risk that non-tendering Shareholders, and Shareholders who tender some but not all of their Shares or fewer than all of whose Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund.
The Fund may be required to withhold from all distributions and redemption proceeds payable to U.S. shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to federal backup withholding. Certain Shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding, currently imposed at a rate of 24%, is not an additional tax. Any amounts withheld may be refunded or credited against the Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

If a Shareholder (other than a partnership) is not a U.S. shareholder (other than such a Shareholder whose ownership of shares is effectively connected with a U.S. trade or business), certain dividends received by such Shareholder may be subject to U.S. federal withholding tax. To the extent that Fund distributions consist of ordinary dividends that are subject to withholding, the applicable withholding agent will generally be required to withhold U.S. federal income tax at the rate of 30% (or such lower rate as may be determined in accordance with any applicable treaty). However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to Shareholders. For these purposes, interestrelated dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if they had been received directly by a non-U.S. shareholder, and that satisfy certain other requirements. Net capital gain dividends (that is, distributions of the excess of net long-term capital gain over net short-term capital loss) distributed by the Fund to a non-U.S. shareholder will not be subject to U.S. federal withholding tax.
The Fund may be required to withhold from distributions to a non-U.S. shareholder that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the non-U.S. shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any ordinary dividends and other distributions that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report and disclose its U.S. “account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial United States owners or provides the name, address and taxpayer identification number of each such substantial U.S. owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the U.S. governing FATCA may be subject to different rules. The Fund will not pay Shareholders any additional amounts in respect of amounts withheld under FATCA. You should consult your own tax adviser regarding FATCA and whether it may be relevant to your ownership and disposition of Shares.
The foregoing tax discussion is for general information only. The provisions of the Code and regulations thereunder presently in effect as they directly govern the taxation of the Fund and Shareholders are subject to change by legislative or administrative action, and any such change may be retroactive with respect to the Fund’s transactions. The foregoing does not represent a detailed description of the U.S. federal income tax considerations relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, pass-through entities (or investors therein), U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold Shares as a position in a “straddle,” “hedge” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax.
Shareholders are advised to consult with their own tax advisers for more detailed information concerning federal income tax matters.

Custodian and Transfer Agent
Pursuant to a Custody Agreement between the Fund and U.S. Bank National Association, located at 1555 North Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212 (the “Custodian”), the Custodian serves as the custodian of the Fund’s assets, holds the Fund’s portfolio securities in safekeeping and keeps all necessary records and documents relating to its duties. The Custodian is compensated with an asset-based fee plus transaction fees and is reimbursed for out-of-pocket expenses.
U.S. Bancorp Fund Services, LLC, located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, serves as the Fund’s transfer agent and dividend disbursing agent with respect to the Shares of the Fund.

Independent Registered Public Accounting Firm
[•] is the independent registered public accounting firm of the Fund and audits the financial statements of the Fund. [•] is located at [•].

Legal Matters
Paul Hastings LLP serves as counsel to the Fund. Venable LLP serves as Maryland counsel to the Fund. Paul Hastings LLP may rely on the opinion of Venable LLP as to certain matters of Maryland law.

OAKTREE DIVERSIFIED INCOME FUND INC.
CLASS A SHARES
CLASS U SHARES

PROSPECTUS
[•], 2024
All dealers that buy, sell or trade the Fund’s Shares, whether or not participating in this offering, may be required to deliver a Prospectus in accordance with the terms of the dealers’ agreements with the Fund’s Distributor.
You should rely only on the information contained in or incorporated by reference into this Prospectus. The Fund has not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. The Fund is not making an offer of these securities in any jurisdiction where the offer is not permitted.

SUBJECT TO COMPLETION, DATED October 24, 2024
The information in this Statement of Additional Information is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This Statement of Additional Information is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
OAKTREE DIVERSIFIED INCOME FUND INC.
Statement of Additional Information
[●], 2024
Oaktree Diversified Income Fund Inc. (the “Fund”) is a diversified, closed-end management investment company that continuously offers its shares of common stock (the “Shares”), and is operated as an “interval fund.” The Fund offers four classes of Shares: Class A Shares, Class D Shares, Class T Shares, and Class U Shares. This Statement of Additional Information only relates to the Fund’s offering of Class A Shares and Class U Shares. The Fund was granted exemptive relief (the “Exemptive Relief”) from the Securities and Exchange Commission (the “SEC”) that permits the Fund to issue multiple classes of shares and to impose asset based distribution fees and early-withdrawal fees.
This Statement of Additional Information relating to the Shares of the Fund is not a Prospectus, and should be read in conjunction with the Fund’s Prospectus for the Class A Shares and Class U Shares relating thereto dated [●], 2024, as supplemented from time to time (the “Prospectus”). In addition, the Fund’s financial statements for the fiscal year ended [●], are incorporated herein by reference to the Fund’s annual report dated [●]. This Statement of Additional Information does not include all information that a prospective investor should consider before purchasing Shares, and investors should obtain and read the Prospectus prior to purchasing such shares.
Oaktree Fund Advisors, LLC (the “Adviser”) is the investment adviser to the Fund.
A copy of the Prospectus and annual or semi-annual reports for the Fund may be obtained free of charge at the telephone number and address listed below or by visiting
https://www.brookfieldoaktree.com/.
Oaktree Diversified Income Fund Inc.
225 Liberty Street, 35th Floor
New York, New York 10281-1023
Telephone: (212) 417-7049
Capitalized terms used but not defined in this Statement of Additional Information have the meanings ascribed to them in the Prospectus.

1

THE FUND
The Fund is a newly organized, diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act” or the “Investment Company Act”). The Fund continuously offers its Shares and is operated as an “interval fund.” The Fund offers four classes of Shares: Class A Shares, Class D Shares, Class T Shares, and Class U Shares. This Statement of Additional Information only relates to the Fund’s offering of Class A Shares and Class U Shares. In the future, the Fund may offer additional classes of shares. An investment in the Fund may not be appropriate for all investors. The Fund was organized as a Maryland corporation on June 29, 2021, pursuant to articles of incorporation. The Fund’s fiscal year ends on December 31. The Fund’s principal office is located at 225 Liberty Street, 35th Floor, New York, New York 10281-1023.
INVESTMENT OBJECTIVE AND POLICIES
The Fund’s investment objective is to seek current income and attractive total return. The Fund seeks to achieve its investment objective by investing globally, including in emerging market countries, in high-conviction opportunities across Oaktree Fund Advisors, LLC’s (the “Adviser”) performing credit platform of high-yield bonds, senior loans, including covenant-lite loans, structured credit, emerging markets debt and convertibles, inclusive of public sector companies that trade on the public markets and private companies that do not have securities trading on the public markets. High-conviction opportunities are investment opportunities that fall within the Fund’s investment strategy, which are identified by the Adviser based on its holistic, bottom-up proprietary research and credit analysis, including analysis of fundamental, valuation, technical and other market factors. The Adviser’s performing credit platform encompasses a broad array of credit strategy groups that invest in public and private corporate credit instruments across the liquidity spectrum. High-yield bonds are also referred to as “below-investment grade rated securities” or “junk bonds,” as described in the Prospectus. Structured credit may include collateralized loan obligations (CLOs), commercial mortgage-backed securities (CMBS), residential mortgage-backed securities (RMBS) and other asset-backed securities. The Fund seeks to add value through three sources: (1) providing exposure to asset classes that require specialized expertise; (2) performing well in each asset class through proprietary, bottom-up, credit research; and (3) allocating capital opportunistically among asset classes based on Oaktree’s assessment of relative value. There can be no assurance that the Fund will achieve its investment objective. Additional information concerning the characteristics of certain of the Fund’s investments, strategies and risks is set forth below.
Leverage and Borrowing
The Fund intends to add leverage to its portfolio by utilizing borrowings, such as through bank loans and/or other credit facilities, including through one or more subsidiaries. The Fund may also enter into other transactions that may give rise to a form of leverage including, among others, loans of portfolio securities. Although it has no current intention to do so, the Fund may also determine to issue preferred shares or other types of senior securities to add leverage to its portfolio. The Fund’s Board of Directors may authorize the issuance of preferred shares without the approval of Shareholders; however, the Fund is not permitted under the 1940 Act to issue preferred shares as of the date of this Statement of Additional Information. If the Fund issues preferred shares in the future, all costs and expenses relating to the issuance and ongoing maintenance of the preferred shares will be borne by the Shareholders, and these costs and expenses may be significant. The Fund may choose to increase or decrease, or eliminate entirely, its use of leverage over time and from time to time based on the Adviser’s assessment of the yield curve environment, interest rate trends, market conditions and other factors.
The net proceeds the Fund obtains from leverage utilized will be invested in accordance with the Fund’s investment objective and policies as described in the Prospectus. So long as the rate of return, net of applicable Fund expenses, on the debt obligations and other investments purchased by the Fund exceeds the costs to the Fund of the leverage it utilizes, the investment of the Fund’s assets attributable to leverage will generate more income than will be needed to pay the costs of the leverage. If so, and all other things being equal, the excess may be used to pay higher dividends to Shareholders than if the Fund were not so leveraged.
The 1940 Act generally prohibits the Fund from engaging in most forms of leverage representing indebtedness (including the use of bank loans, loans of portfolio securities, short sales and when-issued, delayed delivery and forward commitment transactions, to the extent that these instruments are not covered as described below) unless immediately after the issuance of the leverage the Fund has satisfied the asset coverage test with respect to senior securities representing indebtedness prescribed by the 1940 Act; that is, the value of the Fund’s total assets less all liabilities and indebtedness not represented by senior securities (for these purposes, “total net assets”) is at least 300% of the senior securities representing indebtedness (effectively limiting the use of leverage through senior securities representing indebtedness to 33 1∕3% of the Fund’s total net assets, including assets attributable to such leverage). In addition, the Fund is not permitted to declare any cash dividend
1

or other distribution on Shares unless, at the time of such declaration, this asset coverage test is satisfied. To the extent that the Fund engages in borrowings, it may prepay a portion of the principal amount of the borrowing to the extent necessary in order to maintain the required asset coverage. Failure to maintain certain asset coverage requirements could result in an event of default.
Under the 1940 Act, the Fund is not permitted to issue preferred shares unless immediately after such issuance the Fund’s asset coverage is at least 200% of the liquidation value of the outstanding preferred shares (i.e., such liquidation value may not exceed 50% of the Fund’s assets less all liabilities other than borrowings and outstanding preferred shares). In addition, the Fund is not permitted to declare any cash dividend or other distribution on its Shares unless, at the time of such declaration, the value of the Fund’s assets less liabilities other than borrowings and outstanding preferred shares satisfies the above-referenced 200% coverage requirement. If the Fund uses a combination of borrowing (including notes and other securities representing indebtedness) and issuing preferred shares, the minimum asset coverage required would be between 300% and 200% depending on the relative amounts of borrowings and preferred shares.
Leveraging is a speculative technique and there are special risks and costs involved. There is no assurance that the Fund will utilize borrowings, issue preferred shares or utilize any other forms of leverage. If used, there can be no assurance that the Fund’s leveraging strategies will be successful or result in a higher yield on your Shares. When leverage is used, the NAV of the Shares and the yield to Shareholders will be more volatile. In addition, interest and other expenses borne by the Fund with respect to its use of borrowings or any other forms of leverage are borne by the Shareholders and result in a reduction of the NAV of the Shares. In addition, because the fees received by the Adviser are based on the average daily value of the Fund’s Managed Assets (including any assets attributable to borrowings for investment purposes), the Adviser has a financial incentive for the Fund to use certain forms of leverage (e.g., borrowings and preferred shares), which may create a conflict of interest between the Adviser, on the one hand, and the Shareholders, on the other hand.
The Fund also may borrow money in order to repurchase its shares or as a temporary measure for extraordinary or emergency purposes, including for the payment of dividends or the settlement of securities transactions which otherwise might require untimely dispositions of portfolio securities held by the Fund.
Illiquid Investments
The Fund intends to invest in illiquid investments. An illiquid investment is a security or other investment that the Fund reasonably expects cannot be sold or disposed of in current market conditions in seven calendar days or less without the sale or disposition significantly changing the market value of the investment at approximately the value ascribed to it by the Fund. Illiquid investments often can be resold only in privately negotiated transactions with a limited number of purchasers or in a public offering registered under the Securities Act of 1933, as amended (the “1933 Act”). Considerable delay could be encountered in either event and, unless otherwise contractually provided, the Fund’s proceeds upon sale may be reduced by the costs of registration or underwriting discounts. The difficulties and delays associated with such transactions could result in the Fund’s inability to realize a favorable price upon disposition of illiquid investments, and at times might make disposition of such securities impossible. In addition, the Fund may be unable to sell other illiquid investments when it desires to do so, resulting in the Fund obtaining a lower price or being required to retain the investment. Illiquid investments generally must be valued at fair value, which is inherently less precise than utilizing market value for liquid investments, and may lead to differences between the price at which a security is valued for determining the Fund’s NAV and the price the Fund actually receives upon sale. For the period between the repurchase offer notice and the end of the repurchase period, the Fund must maintain 100% of the repurchase offer amount in liquid assets.
Derivatives and Hedging
While the Adviser may, but is not required to, enter into transactions to seek to reduce currency exchange rate and interest rate risks, unanticipated changes in currency exchange rates or interest rates may result in poorer overall investment performance than if the Adviser had not engaged in any such hedging transactions. In addition, the degree of correlation between price movements of the instruments used in a hedging strategy and price movements in the portfolio positions being hedged may vary. Moreover, for a variety of reasons, the Adviser may not seek or be able to establish a perfect correlation between such hedging instruments and the portfolio holdings being hedged. Any such imperfect correlation may prevent the Adviser from achieving the intended hedge and expose the Fund to risk of loss. In addition, it may not be possible to hedge fully or perfectly against currency fluctuations affecting the value of securities denominated in non-U.S. currencies because the value of those securities is likely to fluctuate as a result of factors not related to currency fluctuations.
Tax Consequences
The Fund’s investments in certain securities and transactions described above will potentially be limited by its intention to qualify and be eligible for treatment as a regulated investment company. In addition, the Fund’s utilization of certain
2

investment instruments may alter the amount, timing and character of the Fund’s income, and, in turn, of the Fund’s distributions to its Shareholders, relative to other means of achieving similar investment exposure. In certain circumstances, the Fund may be required to sell assets in order to meet regulated investment company distribution requirements even when investment considerations make such sales otherwise undesirable. For more information concerning these requirements and the taxation of the Fund’s investments, see “Taxation” below.
Illiquid Securities and Rule 144A Securities
The Fund may invest its net assets in securities as to which a liquid trading market does not exist, provided such investments are consistent with the Fund’s investment objective. Such securities may include securities that are not readily marketable, such as certain securities that are subject to legal or contractual restrictions on resale, repurchase agreements providing for settlement in more than seven days after notice, and certain privately negotiated, non-exchange traded options and securities used to cover such options. As to these securities, the Fund is subject to a risk that should the Fund desire to sell them when a ready buyer is not available at a price the Fund deems representative of their value, the value of the Fund’s net assets could be adversely affected. Illiquid securities do not include securities eligible for resale pursuant to Rule 144A of the 1933 Act, or other restricted securities, which have been determined to be liquid in accordance with procedures established by the Board.
Securities that have not been registered under the Securities Act are referred to as private placements or restricted securities and are purchased directly from the issuer or in the secondary market. Restricted or illiquid securities have the potential for delays on resale and uncertainty in valuation. Limitations on resale may have an adverse effect on the marketability of portfolio securities and the Fund might be unable to dispose of restricted or illiquid securities promptly or at reasonable prices and might thereby experience difficulty satisfying redemptions within seven days. The Fund might also have to register such restricted securities in order to dispose of them resulting in additional expense and delay. Adverse market conditions could impede such a public offering of securities.
A large institutional market has developed for certain securities that are not registered under the Securities Act, including repurchase agreements, commercial paper, foreign securities, municipal securities, and corporate bonds and notes. Institutional investors depend on an efficient institutional market in which the unregistered security can be readily resold or on an issuer’s ability to honor a demand for repayment. As a result, the fact that there are contractual or legal restrictions on resale to the general public or to certain institutions may not be indicative of the liquidity of such investments.
Rule 144A under the Securities Act allows a broader institutional trading market for securities otherwise subject to restriction on resale to the general public. Rule 144A establishes a “safe harbor” from the registration requirements of the Securities Act applicable to resales of certain securities to qualified institutional buyers. It is the intent of the Fund to invest, pursuant to procedures established by the Board and subject to applicable investment restrictions, in securities eligible for resale under Rule 144A which are determined to be liquid based upon the trading markets for the securities.
The Adviser will monitor the liquidity of restricted securities eligible for resale under Rule 144A in the Fund’s portfolio under the supervision of the Directors. In reaching liquidity decisions, the Adviser will consider, inter alia, the following factors: (1) the frequency of trades and quotes for the security over the course of six months or as determined in the discretion of the Adviser; (2) the number of dealers wishing to purchase or sell the security and the number of other potential purchasers over the course of six months or as determined in the discretion of the Adviser; (3) dealer undertakings to make a market in the security; (4) the nature of the security and the nature of how the marketplace trades (e.g., the time needed to dispose of the security, the method of soliciting offers, and the mechanics of the transfer); and (5) other factors, if any, which the Adviser deems relevant.
Contingent Convertible Securities
Contingent convertible securities (“CoCos”) are a form of hybrid debt security issued primarily by non-U.S. issuers, which have loss absorption mechanisms built into their terms. CoCos have no stated maturity, have fully discretionary coupons and are typically issued in the form of subordinated debt instruments. CoCos generally either convert into common stock of the issuer or have their principal written down upon the occurrence of certain triggering events (“triggers”) linked to regulatory capital thresholds or regulatory actions calling into question the issuing banking institution’s continued viability as a going-concern. In certain scenarios, investors in CoCos may suffer a loss of capital ahead of equity holders or when equity holders do not. There is no guarantee that the Fund will receive a return of principal on CoCos. Any indication that an automatic write-down or conversion event may occur can be expected to have an adverse effect on the market price of CoCos. CoCos are often rated below investment grade and are subject to the risks of high yield securities. Because CoCos are issued primarily by financial institutions, CoCos may present substantially increased risks at times of financial turmoil, which could affect financial institutions more than companies in other sectors and industries. Further, the value of an
3

investment in CoCos is unpredictable and will be influenced by many factors and risks, including interest rate risk, credit risk, market risk and liquidity risk. An investment by the Fund in CoCos may result in losses to the Fund.
Special Risks Related to Cyber Security
As the use of technology has become more prevalent in the course of business, the Fund has become potentially more susceptible to operational and informational security risks resulting from breaches in cyber security. A breach in cyber security refers to both intentional and unintentional cyber events that may, among other things, cause the Fund to lose proprietary information, suffer data corruption and/or destruction, lose operational capacity, result in the unauthorized release or other misuse of confidential information, or otherwise disrupt normal business operations. Cyber security breaches may involve unauthorized access to the Fund’s digital information systems (e.g., through “hacking” or malicious software coding), but may also result from outside attacks such as denial-of-service attacks (i.e., efforts to make network services unavailable to intended users). In addition, cyber security breaches involving the Fund’s third-party service providers (including but not limited to advisers, administrators, transfer agents, custodians, distributors and other third parties), trading counterparties or issuers in which the Fund invests can also subject the Fund to many of the same risks associated with direct cyber security breaches. Moreover, cyber security breaches involving trading counterparties or issuers in which the Fund invests could adversely impact such counterparties or issuers and cause the Fund’s investment to lose value. Cyber security failures or breaches may result in financial losses to the Fund and its Shareholders. These failures or breaches may also result in disruptions to business operations, potentially resulting in financial losses; interference with the Fund’s ability to calculate its NAV, process shareholder transactions or otherwise transact business with Shareholders; impediments to trading; violations of applicable privacy and other laws; regulatory fines; penalties; reputational damage; reimbursement or other compensation costs; additional compliance costs and cyber security risk management costs; and other adverse consequences. In addition, substantial costs may be incurred in an attempt to prevent any cyber incidents in the future.
Like with operational risk in general, the Fund has established risk management systems and business continuity plans designed to reduce the risks associated with cyber security. However, there are inherent limitations in these plans and systems, including that certain risks may not have been identified, in large part because different or unknown threats may emerge in the future. As such, there is no guarantee that such efforts will succeed, especially because the Fund does not directly control the cyber security systems of issuers in which the Fund may invest, trading counterparties or third-party service providers to the Fund. There is also a risk that cyber security breaches may not be detected. The Fund and its Shareholders could be negatively impacted as a result.
Government Intervention in Financial Markets
Global economies and financial markets are increasingly interconnected, which increases the possibility that conditions in one country or region may adversely affect companies in a different country or region. In the past, instability in the financial markets has led governments and regulators around the world to take a number of unprecedented actions designed to support certain financial institutions and segments of the financial markets that have experienced extreme volatility, and in some cases a lack of liquidity. Governments, their regulatory agencies, or self-regulatory organizations may take actions that affect the regulation of the instruments in which the Fund invests, or the issuers of such instruments, in ways that are unforeseeable. Legislation or regulation may also change the way in which the Fund itself is regulated. Such legislation or regulation could limit or preclude the Fund’s ability to achieve its investment objective.
Governments or their agencies may also acquire distressed assets from financial institutions and acquire ownership interests in those institutions. The implications of government ownership and disposition of these assets are unclear, and such a program may have positive or negative effects on the liquidity, valuation and performance of the Fund’s portfolio holdings. Furthermore, volatile financial markets can expose the Fund to greater market and liquidity risk and potential difficulty in valuing portfolio instruments held by the Fund.
The SEC and its staff have been engaged in various initiatives and reviews that seek to improve and modernize the regulatory structure governing investment companies. These efforts have been focused on risk identification and controls in various areas, including imbedded leverage through the use of derivatives and other trading practices, cybersecurity, liquidity, enhanced regulatory and public reporting requirements and the evaluation of systemic risks. Any new rules, guidance or regulatory initiatives resulting from these efforts could increase the Fund’s expenses and impact its returns to shareholders or, in the extreme case, impact or limit its use of various portfolio management strategies or techniques and adversely impact the Fund.
Changes in federal policy, including tax policies, and at regulatory agencies occur over time through policy and personnel changes following elections, which lead to changes involving the level of oversight and focus on the financial services industry or the tax rates paid by corporate entities. The nature, timing and economic and political effects of potential changes to
4

the current legal and regulatory framework affecting markets remain highly uncertain. Uncertainty surrounding future changes may adversely affect the Fund’s operating environment and therefore its investment performance.
In addition, the U.S. tax legislation commonly referred to as the Tax Cuts and Jobs Act (the “Act”) made substantial changes to the Code. Among those changes are a significant permanent reduction in the generally applicable corporate tax rate, changes in the taxation of individuals and other non-corporate taxpayers that generally but not universally reduce their taxes on a temporary basis subject to “sunset” provisions, the elimination or modification of various previously allowed deductions (including substantial limitations on the deductibility of interest and, in the case of individuals, the deduction for personal state and local taxes), certain additional limitations on the deduction of net operating losses, certain preferential rates of taxation on certain dividends and certain business income derived by non-corporate taxpayers in comparison to other ordinary income recognized by such taxpayers, and significant changes to the international tax rules. The effect of these, and the many other changes made in the Act is highly uncertain, both in terms of their direct effect on the taxation of an investment in our common or preferred shares and their indirect effect on the value of our assets, our common or preferred shares or market conditions generally. Furthermore, many of the provisions of the Act will require guidance through the issuance of Treasury regulations in order to assess their effect. There may be a substantial delay before such Treasury regulations are promulgated, increasing the uncertainty as to the ultimate effect of the statutory amendments on us. It is also likely that there will be technical corrections legislation proposed with respect to the Act, the effect of which cannot be predicted and may be adverse to us or our shareholders.
Certain of the Fund’s investments may provide exposure to coupon rates that are based on the London Interbank Offered Rate (“LIBOR”), the Secured Overnight Financing Rate (“SOFR”), Euro Interbank Offered Rate and other similar types of reference rates (each, a “Reference Rate”). These Reference Rates are generally intended to represent the rate at which contributing banks may obtain short-term borrowings within certain financial markets. Most maturities and currencies of LIBOR were phased out at the end of 2021, with the remaining ones phased out on June 30, 2023. These events and any additional regulatory or market changes may have an adverse impact on the Fund or its investments, including increased volatility or illiquidity in markets for instruments that rely on LIBOR. There remains uncertainty regarding the impact of the transition from LIBOR on the Fund and the financial markets generally. SOFR has been selected by a committee established by the Board of Governors of the Federal Reserve System and the Federal Reserve Bank of New York to replace LIBOR as a Reference Rate in the United States and U.S. law requires that contracts without a practicable LIBOR alternative default to SOFR plus a set spread beginning in mid-2023. SOFR is a secured, nearly risk-free rate, while LIBOR is an unsecured rate that includes an element of bank credit risk. In addition, SOFR is strictly an overnight rate, while LIBOR historically has been published for various maturities, ranging from overnight to one year. Thus, LIBOR may be expected to be higher than SOFR, and the spread between the two is likely to widen in times of market stress. Certain existing contracts provide for a spread adjustment when transitioning to SOFR from LIBOR, but there is no assurance that it will provide adequate compensation.
Other countries have undertaken similar initiatives to identify replacement Reference Rates for LIBOR in their respective markets. However, there are obstacles to converting certain existing investments and transactions to a new Reference Rate, as well as risks associated with using a new Reference Rate with respect to new investments and transactions. There remains uncertainty regarding the impact of the transition from LIBOR on the Fund and the financial markets generally, and the termination of certain Reference Rates presents risk to the Fund. The transition process, or the failure of an industry to transition, could lead to increased volatility and illiquidity in markets for instruments that currently rely on LIBOR to determine interest rates and a reduction in the values of some LIBOR-based investments. Further, U.S. issuers are currently not obligated to include any particular fallback language in transaction documents for new issuances of LIBOR-linked securities. In addition, the alternative reference or benchmark rate may be an ineffective substitute, potentially resulting in prolonged adverse market conditions for the Fund. The elimination of a Reference Rate or any other changes or reforms to the determination or supervision of Reference Rates could have an adverse impact on the market for or value of any securities or payments linked to those Reference Rates and other financial obligations held by the Fund or on its overall financial conditions or results of operations. Any substitute Reference Rate and any pricing adjustments imposed by a regulator or by counterparties or otherwise may adversely affect the Fund’s performance and/or NAV. At this time, it is not possible to completely identify or predict the effect of any such changes, any establishment of alternative Reference Rates or any other reforms to Reference Rates that may be enacted in the UK or elsewhere.
Inflation/Deflation Risk
Inflation risk is the risk that the value of assets or income from investments will be worth less in the future as inflation decreases the value of money. As inflation increases, the real value of the Fund’s shares and distributions thereon can decline. Inflation risk is linked to increases in the prices of goods and services and a decrease in the purchasing power of money. Inflation may reduce the intrinsic value of an investment in the Fund. Inflation can operate to effectively reduce investors’ real
5

investment returns. This is particularly true of fixed-income assets, as the fixed return yields of such assets become increasingly less valuable to the investor as inflation rises. In addition, during any periods of rising inflation, dividend rates of any variable rate preferred stock or debt securities issued by the Fund would likely increase, which would tend to further reduce returns to shareholders. Deflation risk is the risk that prices throughout the economy decline over time (the opposite of inflation). Deflation may have an adverse effect on the creditworthiness of issuers and may make issuer defaults more likely, which will result in a decline in the value of the Fund’s portfolio.
Temporary Defensive Strategies Risk
From time to time, the Fund may temporarily depart from its principal investment strategies as a defensive measure when the Adviser anticipates unusual market or other conditions. When a temporary defensive posture is believed by the Adviser to be warranted (“temporary defensive periods”), the Fund may, without limitation, hold cash or invest its Managed Assets in money market instruments and repurchase agreements in respect of those instruments. The money market instruments in which the Fund may invest are obligations of the U.S. government, its agencies or instrumentalities; commercial paper rated A-1 or higher by S&P or Prime-1 by Moody’s; and certificates of deposit and bankers’ acceptances issued by domestic branches of U.S. banks that are members of the Federal Deposit Insurance Corporation. During temporary defensive periods, the Fund may also invest to the extent permitted by applicable law in shares of money market mutual funds. Money market mutual funds are investment companies and the investments in those companies by the Fund are in some cases subject to applicable law. See “Investment Restrictions” in the SAI. To the extent that the Fund invests defensively, it may not achieve its investment objective.
Investments in Different Parts of the Capital Structure
The Fund may make investments in an issuer where other funds advised by Oaktree (each an “Other Fund” and collectively, the “Other Funds”) hold an investment in a different class of debt or equity. In such circumstances, Oaktree may have conflicting interests between its duties to the Fund and to such Other Fund. Generally, the Fund will make investments that potentially conflict with the interests of Other Funds only when, at the time of investment by the Fund, Oaktree determines that (a) such investment is in the best interests of the Fund and (b)(i) the possibility of actual conflict between the Fund and the Other Fund is remote, (ii) either the potential investment by the Fund or the investment of such Other Fund is not large enough to control any actions taken by the collective holders of securities of such issuer or (iii) in light of the particular circumstances, Oaktree determines that such investment is appropriate for the Fund, notwithstanding the potential for conflict. In those circumstances where the Fund and an Other Fund hold investments in different parts of the capital structure, to the fullest extent permitted by applicable law, steps may be taken to reduce the potential for conflict between the Fund and the Other Fund, including causing the Fund to take certain actions that, in the absence of such conflict, it would not take, such as: (A) remaining passive in a restructuring, foreclosure, refinancing or similar situations (including electing not to vote or voting pro rata with other security holders), (B) investing in the same or similar classes of securities as the Other Fund in order to align their interests, (C) divesting investments, or (D) otherwise taking an action designed to reduce adversity. Any such step could have the effect of benefiting an Other Fund (or Oaktree or one of its affiliates) and therefore may not have been in the best interests of, and may have been adverse to, the Fund. A similar standard generally will apply if any Other Fund makes an investment in an issuer in which the Fund holds an investment in a different part of the same issuer’s capital structure. The negative effects described above may be more pronounced in connection with transactions in, or the Fund’s use of, small capitalization, emerging market, distressed or less liquid strategies.
Investments Where Other Funds Hold Related Investments
From time to time, Other Funds or accounts managed by Oaktree may hold existing real estate related investments and may in the future make additional investments in the same real estate related assets. Subject to applicable rules, regulation and SEC guidance, the Fund may make investments either in those same assets or in related assets. In addition, the Adviser anticipates that the Fund may make investments in entities or assets in which an Other Fund holds an investment in a different part of the capital structure of the same issuer (see “Investments in Different Parts of the Capital Structure” risk factor). For example, Other Funds have made investments in, and are expected to continue to invest in, various tranches of CMBS securitizations. The Fund may invest in different tranches of those same CMBS securitizations, purchase loans that are part of the pool of loans relating to a CMBS securitization in which an Other Fund holds an investment, or engage in transactions relating to the real estate assets that secure the pooled loans or with the entities that are the borrowers under those loans.
In the foregoing circumstances, Oaktree could have conflicting loyalties between its duties to the Fund and such Other Fund. For example, Oaktree could have an incentive to cause the Fund to pay a higher purchase price (whether in an auction, the exercise of a fair value purchase option or otherwise) for a loan or related property that is collateral for a CMBS
6

security held by an Other Fund. If the Fund controls or acts as the operating adviser to a special servicer with respect to a loan in a CMBS securitization in which an Other Fund holds CMBS in a different tranche of the securitization, Oaktree similarly could have conflicting loyalties in directing the actions of the special servicer with respect to the loan if the interests of the Fund and the Other Fund diverge. Likewise, if an Other Fund controls or acts as the operating adviser to a special servicer with respect to a loan in a CMBS securitization in which the Fund holds CMBS in a different tranche of the securitization, the Other Fund may direct the special servicer to take certain actions with respect to the loan that may not be in the best interests of the Fund.
Affiliated Transactions Restrictions
The 1940 Act contains prohibitions and restrictions relating to transactions between investment companies and their affiliates (including the Adviser), principal underwriters and affiliates of those affiliates or underwriters. Under these restrictions, the Fund and any portfolio company that the Fund controls are generally prohibited from knowingly participating in a joint transaction, including co-investments in a portfolio company, with an affiliated person, including any directors or officers of the Fund, the Adviser or any entity controlled or advised by any of them. These restrictions also generally prohibit the Fund’s affiliates, principal underwriters and affiliates of those affiliates or underwriters from knowingly purchasing from or selling to the Fund or any portfolio company controlled by the Fund certain securities or other property and from lending to and borrowing from the Fund or any portfolio company controlled by the Fund monies or other properties. The Fund and its affiliates may be precluded from co-investing in private placements of securities, including in any portfolio companies controlled by the Fund. The Fund, its affiliates and portfolio companies controlled by the Fund may from time to time engage in certain joint transactions, purchases, sales and loans in reliance upon and in compliance with the conditions of certain positions promulgated by the SEC and its staff. There can be no assurance that the Fund would be able to satisfy these conditions with respect to any particular transaction. As a result of these prohibitions, restrictions may be imposed on the size of positions or the type of investments that the Fund could make. Furthermore, Oaktree has received exemptive relief from the SEC to allow certain managed funds and accounts, each of whose investment adviser is Oaktree or an investment adviser controlling, controlled by or under common control with Oaktree, to participate in negotiated co-investment transactions where doing so is consistent with the applicable registered fund’s investment objective and strategies as well as regulatory requirements and other pertinent factors, and pursuant to the conditions thereof (the “Exemptive Relief”). In addition, on December 15, 2020, Oaktree and certain other affiliates received a modified exemptive order that allows Oaktree proprietary accounts to participate in co-investment transactions subject to certain conditions. Although the Adviser will endeavor to allocate investment opportunities in a fair and equitable manner, the Fund and the Shareholders could be adversely affected to the extent investment opportunities are allocated to other investment vehicles managed or sponsored by, or affiliated with, the Fund’s executive officers, directors and members of the Adviser. The Fund might not participate in each individual opportunity but will, on an overall basis, be entitled to participate equitably with other entities managed by the Adviser and its affiliates. The Adviser seeks to treat all clients fairly and equitably over time such that none receives preferential treatment vis-à-vis the others over time, in a manner consistent with its fiduciary duty to each of them; however, in some instances, especially in instances of limited liquidity, the factors may not result in pro rata allocations or may result in situations where certain funds or accounts receive allocations where others do not.
Private Investment Risk
The Fund may invest in unregistered or restricted securities, including private investment in public equities (“PIPE”). Unregistered or restricted securities may not be readily marketable and are often more difficult to value. Further, the Adviser may not have timely or accurate information about the business, financial condition and results of operations which may adversely affect the Adviser’s ability to value those investments. PIPE investors may purchase securities directly from a publicly traded company in a private placement transaction, typically at a discount to the market price of the company’s common stock. In a PIPE transaction, the Fund may bear the price risk from the time of pricing until the time of closing. In addition, the Fund may have to commit to purchase a specified number of shares at a fixed price, with the closing conditioned upon, among other things, the SEC’s preparedness to declare effective a resale registration statement covering the resale, from time to time, of the shares sold in the private financing. Because the sale of the securities is not registered under the Securities Act, the securities are “restricted” and cannot be immediately resold by the investors into the public markets. Accordingly, PIPE securities may be deemed illiquid.
Private Company Management Risk
Private companies are more likely to depend on the management talents and efforts of a small group of persons; therefore, the death, disability, resignation or termination of one or more of these persons could have a material adverse impact on the company. The Fund generally does not intend to hold controlling positions in the private companies in which it invests. As a result, the Fund is subject to the risk that a company may make business decisions with which the Fund disagrees,
7

and that the management and/or shareholders of a portfolio company may take risks or otherwise act in ways that are adverse to the Fund’s interests. Due to the lack of liquidity of such private investments, the Fund may not be able to dispose of its investments in the event it disagrees with the actions of a portfolio company and may therefore suffer a decrease in the value of the investment.
Private Company Liquidity Risk
Securities issued by private companies are typically illiquid. If there is no readily available trading market for privately issued securities, the Fund may not be able to readily dispose of such investments at prices that approximate those at which the Fund could sell them if they were more widely traded.
Private Company Valuation Risk
There is typically not a readily available market value for the Fund’s private investments. The Fund values private company investments in accordance with valuation guidelines adopted by the Board of Directors, that the Board of Directors believes are designed to accurately reflect the fair value of securities valued in accordance with such guidelines. In conducting the valuation of determinations of certain of the Fund’s securities in accordance with these guidelines, the Fund may in certain circumstances utilize the services of one or more independent valuation firms to aid in determining the fair value of these investments. Valuation of private company investments may involve application of one or more of the following factors: (i) analysis of valuations of publicly traded companies in a similar line of business, (ii) analysis of valuations for comparable merger or acquisition transactions, (iii) yield analysis, and (iv) discounted cash flow analysis. Due to the inherent uncertainty and subjectivity of determining the fair value of investments that do not have a readily available market value, the fair value of the Fund’s private investments may differ significantly from the values that would have been used had a readily available market value existed for such investments and may differ materially from the amounts the Fund may realize on any dispositions of such investments. In addition, the impact of changes in the market environment and other events on the fair values of the Fund’s investments that have no readily available market values may differ from the impact of such changes on the readily available market values for the Fund’s other investments. The Fund’s net asset value could be adversely affected if the Fund’s determinations regarding the fair value of the Fund’s investments were materially higher than the values that the Fund ultimately realizes upon the disposal of such investments.
Risks Associated with Long-Term Objective — Not a Complete Investment Program
The Fund is intended for investors seeking a high level of total return, with an emphasis on income. The Fund is not meant to provide a vehicle for those who wish to exploit short-term swings in the stock market and is intended for long-term investors. An investment in shares of the Fund should not be considered a complete investment program. Each Shareholder should take into account the Fund’s investment objective as well as the Shareholder’s other investments when considering an investment in that Fund.
Systemic Risk
Credit risk may arise through a default by one of several large institutions that are dependent on one another to meet their liquidity or operational needs, so that a default by one institution causes a series of defaults by the other institutions. This is sometimes referred to as a “systemic risk” and may adversely affect financial intermediaries, such as clearing agencies, clearing houses, securities firms and exchanges, with which the Fund interacts on a daily basis.
Event Risk
Event risk is the risk that corporate issuers may undergo restructurings, such as mergers, leveraged buyouts, takeovers or similar events financed by increased debt. As a result of the added debt, the credit quality and market value of a company’s bonds and/or other debt securities may decline significantly.
Asset Allocation Risk
The Fund is subject to the risk that the Adviser’s selection and weighting of asset classes may cause the Fund to fail to meet its investment objective, cause the Fund to underperform other funds with a similar investment objective or cause an investor to lose money.
Investments in Sovereign Debt
The Fund may make investments in the debt instruments and securities of sovereign and quasi-sovereign issuers, including debt issued by national, regional or local governments and other agencies. In addition to the general risks of non-U.S. investments described above, the specific risks of investing in sovereign debt include (a) the availability of sufficient foreign
8

exchange on the date a payment is due (where such debt is denominated in a currency other than the government debtor’s own currency), (b) the relative size of the issuer’s debt service burden to its economy as a whole and (c) the government debtor’s policy toward the International Monetary Fund (or similar bodies) and the political constraints to which a government debtor may be subject. The governmental authority that controls the repayment of sovereign debt may be unwilling or unable to repay the principal and/or interest when due in accordance with the terms of such securities due to the extent of its foreign reserves. If an issuer of sovereign debt defaults on payments of principal and/or interest, the Fund may have limited legal recourse against the issuer and/or guarantor. In certain cases, remedies must be pursued in the courts of the defaulting party itself, limiting the Fund’s ability to obtain recourse. Even where a judgment is obtained in a U.S. court against a sovereign issuer, enforcement of such judgment to obtain payment may be difficult or impracticable.
Equity Securities
The Fund’s investments may include equity securities. Such equity investments will be subordinated to the senior obligations of an issuer and such subordinated investments may be characterized by greater credit risks than those associated with the senior obligations of the same issuer.
When-Issued; When, As, and If Issued; and Delayed Delivery Securities and Forward Commitments
Securities purchased or sold by the Fund on a when-issued, “when, as, and if issued,” delayed delivery or forward commitment basis are subject to market fluctuation, and no interest or dividends accrue to the purchaser prior to the settlement date. At the time of delivery of the securities, the value may be more or less than the purchase or sale price. In the case of “when, as, and if issued” securities, the Fund could lose an investment opportunity if the securities are not issued. An increase in the percentage of the Fund’s assets committed to the purchase of securities on a when-issued, “when, as, and if issued,” delayed delivery or forward commitment basis may increase the volatility of the Fund’s assets.
Derivatives
While not anticipated to be a meaningful aspect of the Fund’s investment strategy, the Fund may enter into derivative instruments from time to time. Generally, a derivative is a financial contract the value of which depends upon, or is derived from, the value of an underlying asset, reference rate, or index, and may relate to individual debt or equity instruments, interest rates, currencies or currency exchange rates, commodities, related indices and other assets. The Fund may enter into such derivative contracts including, but not limited to, options contracts, forward contracts, futures contracts, interest rate swaps, total return swaps and credit default swaps. The Fund may also enter into swap transactions for any purpose consistent with its investment objective and strategies, including, among others, for the purpose of attempting to obtain or preserve a particular return or exposure at a lower cost than obtaining that return or exposure through purchases and/or sales of instruments in other markets, to reduce currency exposures, as a duration management technique, to reduce risk arising from the ownership of a particular instrument or to gain exposure to certain sectors or markets in the most economical way possible. Although the Fund may (or has the option to) use derivative instruments to further its investment objective and strategies, no assurance can be given that the Fund will be successful. The Fund may enter into OTC contracts on a bilateral basis with banks or other dealers. The Fund may also enter into certain derivatives that are traded on swap execution facilities (“SEFs”), security-based swap execution facilities (“SB SEFs”) or other similar multi-lateral trading platforms. Certain of such derivatives may be cleared through central counterparties (“CCPs”). Investing in derivative instruments, particularly OTC derivatives, presents various risks, including market, counterparty, operational and liquidity risks. The prices of derivative instruments, including swaps, forwards and options, may be highly volatile. The value of derivatives also depends upon the price of the underlying security or other asset or rate, and there may be imperfect correlation between the value and/or duration of the derivative instrument and the underlying security, asset or rate. Typically, investing in a derivative instrument requires the deposit or payment of an initial amount much smaller than the notional or nominal exposure amount from such derivative instrument, potentially magnifying the loss if the relevant cash market moves against the Fund. In addition, significant disparities may exist between “bid” and “ask” prices for derivative instruments that are traded over the counter and not on an exchange. While such OTC derivatives are and will be subject to increased regulation under the Dodd-Frank Act, the investor protections and other regulations applicable to such OTC derivatives differ from those applicable to exchange-traded instruments. In addition, compared with such exchange-traded instruments, the market for OTC derivatives is less liquid, and these derivative instruments, if used by the Fund, may be difficult to value or involve the risk of mispricing or improper valuation, especially where the markets for such derivatives instruments are illiquid and/or such derivatives involve complex structures, or where there is imperfect correlation between the value of a derivative instrument and the underlying asset, reference rate or index.
9

Dodd-Frank Act and Other Derivatives Regulations
Title VII of the Dodd-Frank Act establishes a general framework for systemic regulation of the over-the-counter derivatives market that has imposed or will impose mandatory requirements, including, but not limited to, those relating to clearing, exchange trading, margin, registration, recordkeeping, reporting, disclosure, capital, business conduct and documentation. Although some of these requirements (e.g., recordkeeping and documentation) apply directly to the Fund, the bulk of these new requirements, a large number of which have already been implemented, apply directly to new categories of regulated market participants, such as “swap dealers” (“SDs”) and “security based swap dealers” (“SBSDs”). While this regulatory framework has rendered the derivatives market safer, it may significantly increase the costs of entering into derivatives transactions for end-users of derivatives, such as the Fund. In particular, new margin requirements and capital charges, even when not directly applicable to the Fund, may increase the pricing of derivatives transacted by the Fund. New exchange trading and trade reporting requirements and position limits may lead to changes in the liquidity of derivative transactions, or higher pricing or reduced liquidity in the derivatives markets, or the reduction of arbitrage opportunities for the Fund.
In addition to U.S. laws and regulations relating to derivatives, certain non-U.S. regulatory authorities, such as those in the European Union, have passed or proposed, or may propose in the future, legislation similar to that imposed by the Dodd-Frank Act. The regulatory changes in the European Union will impact a broad range of counterparties, both outside and within the European Union, and are expected to potentially increase the cost of transacting derivatives for the Fund (particularly with banks and other dealers directly subject to such regulations).
The SEC recently adopted Rule 18f-4 under the 1940 Act, which regulates the use of derivatives, short sales, reverse repurchase agreements and certain other transactions for certain funds registered under the 1940 Act. Among other things, Rule 18f-4 requires funds that invest in derivative instruments beyond a specified limited amount to apply a value-at-risk (“VaR”) based limit to their use of certain derivative instruments and financing transactions and to adopt and implement a derivatives risk management program. Consequently, unless a fund qualifies as a “limited derivatives user” as defined in Rule 18f-4, the fund has established a comprehensive derivatives risk management program to comply with a VaR based leverage limit, appointed a derivatives risk manager and will provide additional disclosure both publicly and to the SEC regarding its derivatives positions. If a fund qualifies as a limited derivatives user, Rule 18f-4 requires the fund to have policies and procedures to manage its aggregate derivatives risk, which may require the fund to alter, perhaps materially, its use of derivatives, short sales, and reverse repurchase agreements and similar financing transactions as part of its investment strategies. In connection with the adoption of Rule 18f-4, the SEC also eliminated the asset segregation framework for covering derivatives and certain financial instruments arising from SEC and staff guidance. Since the Fund is a “limited derivatives user,” the Fund has adopted and implemented policies and procedures reasonably designed to manage the Fund’s derivatives risks, including counterparty risk, leverage risk, liquidity risk, market risk, operational risk, and legal risk.
Counterparty Credit Risk
The Fund is subject to credit risk with respect to the counterparties to its derivative contracts (whether a clearing corporation in the case of exchange-traded instruments or to its hedge counterparty in the case of over-the-counter instruments). If a counterparty becomes bankrupt or otherwise fails to perform its obligations under a derivative contract due to financial difficulties, the Fund may experience significant delays in obtaining any recovery under the derivative contract in a dissolution, assignment for the benefit of creditors, liquidation, winding-up, bankruptcy or other analogous proceeding. In the event of the insolvency of a counterparty to a derivative transaction, the derivative transaction would typically be terminated at its fair market value. If the Fund is owed this fair market value upon the termination of the derivative transaction and its claim is unsecured, the Fund will be treated as a general creditor of such counterparty, and will not have any claim with respect to the underlying security. In this case, the Fund may obtain only a limited recovery or may obtain no recovery in such circumstances. In addition, the business failure of a hedging counterparty with whom the Fund enters into a hedging transaction will most likely result in its default, which may result in the loss of unrealized profits and force the Fund to cover its commitments, if any, at the then current market price.
Investments in Real Estate
The Fund may invest a portion of its assets in public and/or private debt investments and other real estate assets or real estate-related securities and obligations. The value of these debt investments and whether and to what extent such investments perform as expected will depend, in part, on the prevailing conditions in the market for real estate investment generally and, in particular, on the value of the underlying real estate asset collateral or real estate-related companies to which such debt investments relate. The real estate industry is cyclical in nature, and a deterioration of real estate fundamentals in the markets in which the Fund invests will have an adverse effect on the performance of the Fund’s investments. The value of real estate assets and real estate-related investments can fluctuate for various reasons. Real estate values can be seriously
10

affected by interest rate fluctuations, changes in general and local economic conditions, bank liquidity, the availability of financing, changes in environmental and zoning laws, overbuilding and increased competition, changes in supply and demand fundamentals, an increase in property taxes, casualty or condemnation losses, bankruptcy or financial difficulty of a major tenant, regulatory limitations on rent, increased mortgage defaults and the availability of mortgage funds which may render the sale or refinancing of properties difficult or impracticable.
Reductions in value or cash flow could impair the Fund’s ability to make distributions to Shareholders, adversely impact its ability to effectively achieve its investment objective and reduce overall returns on investments.
Mortgage-Backed (or Mortgage-Related) Instruments
To the extent the Fund invests in mortgage-backed (or mortgage-related) securities or other instruments, its exposure to certain legal and structural risks may be greater than with investments in other fixed income instruments. For example, the rate of interest payable on mortgage-backed securities may be set or effectively capped at the weighted average net coupon of the underlying assets themselves. As a result of this cap, the return to investors in such a security would be dependent on the relative timing and rate of delinquencies and prepayments of mortgage loans bearing a higher rate of interest. In addition, rising interest rates tend to extend the duration of certain mortgage-backed instruments, making them more sensitive to changes in interest rates. Privately issued asset-backed and mortgage-backed instruments are typically not traded on an exchange and may have a limited market. Without an active trading market, these instruments may be particularly difficult to value given the complexities in valuing the underlying collateral. Unlike many mortgage-backed instruments issued or guaranteed by the U.S. government, its agencies and instrumentalities, or a government-sponsored enterprise, asset-backed and mortgage-backed instruments issued by private issuers do not have a government or government-sponsored enterprise guarantee and may, and frequently do, have less favorable collateral, credit risk or other characteristics.
Commercial Mortgage-Backed Securities
The Fund may invest in pools or tranches of commercial mortgage-backed securities (“CMBS” or “CMBS Interests”). The collateral underlying CMBS generally consists of commercial mortgages or real property that have a multi-family or commercial use, such as retail space, office buildings, warehouse property and hotels. CMBS are issued with varying structures, including senior and subordinated classes. The commercial mortgages underlying CMBS generally have shorter maturities than residential mortgages, allow a substantial portion of the loan balance to be paid at maturity and are usually non-recourse against the commercial borrower.
Unlike residential mortgage loans, most commercial mortgage loans are not significantly amortized over the loans’ terms. Instead, with most commercial mortgage loans the bulk of the loan balance is payable at maturity with a one-time payment, commonly known as a “balloon payment.” Full satisfaction of the balloon payment by a commercial borrower is heavily dependent on the availability of subsequent financing, which can be negatively impacted by a difficult credit environment. Usually, a commercial borrower will seek out another loan to satisfy the balloon payment on a commercial mortgage loan. Therefore, full satisfaction of a commercial mortgage loan will be affected by a commercial borrower’s access to credit. In certain situations, including during periods of credit distress, the unavailability of real estate financing may lead to default by a commercial borrower. Commercial mortgage loans are usually non-recourse in nature. Therefore, if a commercial borrower defaults on the commercial mortgage loan underlying CMBS, the options for financial recovery are limited in nature. To the extent the underlying default rates with respect to the loans comprising a pool or tranche of CMBS in which the Fund invests increase, the performance of the Fund investments related thereto may be adversely affected. Default rates and losses on commercial mortgage loans underlying the CMBS will be affected by a number of factors, including global, regional and local economic conditions in the area where the mortgage properties are located, the borrower’s equity in the mortgage property and the financial circumstances of the borrower. A decline in specific commercial real estate markets and property valuations may result in higher delinquencies and defaults. In the event of default, the lender will have no right to assets beyond collateral attached to the commercial mortgage loan. In certain instances, a negotiated settlement or an amendment to the terms of the commercial mortgage loan are the only options before an ultimate foreclosure on the commercial property. Foreclosure is costly and often protracted by litigation and bankruptcy restrictions. The ultimate disposition of a foreclosed property may also yield a price insufficient to cover the cost of the foreclosure process and the balance attached to the defaulted commercial mortgage loan. It may be difficult for lenders to dispose of foreclosed commercial real estate without incurring substantial investment losses, ultimately leading to a decline in the value of CMBS. There can be no guarantee that the Fund’s investments in CMBS will not be adversely affected by such risks.
Residential Mortgage-Backed Securities
The Fund may invest from time to time in financing opportunities relating to certain residential real estate assets or portfolios thereof, including residential mortgage-backed securities (“RMBS”). In such circumstances, the performance of such investments may become increasingly susceptible to adverse changes in prevailing economic and employment
11

conditions in the United States and the other jurisdictions where such properties are located. Any downturn in the U.S. or global economies may adversely affect the financial condition of residential owners and tenants, making it more difficult for them to meet their periodic repayment obligations relating to certain residential real estate properties, which could adversely impact the Fund’s investments. In addition, there can be no assurance that the Fund will be able to effectively partner with suitable operating partners and third parties in connection with its residential real estate-related investment activities, which may impact the Fund’s ability to effectively identify and consummate such investments.
Investments in Real Estate Loans
While the Fund intends to invest primarily in “performing” real estate debt securities, real estate loans underlying the securities acquired by the Fund may be non-performing at the time of their acquisition and/or may become non-performing following their acquisition for a wide variety of reasons. Such non-performing real estate loans may require a substantial amount of workout negotiations and/or restructuring, which may entail, among other things, a substantial reduction in the interest rate and a substantial writedown of the principal of such loan. However, even if a restructuring were successfully accomplished, a risk exists that, upon maturity of such real estate loan, replacement “takeout” financing will not be available. Purchases of participations in real estate loans raise many of the same risks as investments in real estate loans and also carry risks of illiquidity and lack of control.
Prepayment of Obligations
Early repayment of loans acquired by the Fund may adversely affect the value of the Fund’s investment portfolio. The Fund may purchase loans where the underlying borrowers are not subject to any prepayment penalties, even if a borrower determines to prepay the obligation early during the term of the loan. Similarly, the Fund may invest in loans and other assets secured or, in the case of certain assets (including mezzanine loans and preferred equity), supported by transitional real estate assets, where significant improvement in the performance of such assets may result in prepayments as other, less expensive or restrictive financing alternatives become available to the borrower. In either case, prepayment rates cannot be predicted with certainty, and no strategy can completely insulate the Fund from increases in such rates. Furthermore, the Fund may acquire debt at a discount or premium, and the Fund’s anticipated yield on such assets would be impacted if such debt is prepaid more quickly than anticipated. Under certain prepayment scenarios, the Fund may fail to recoup fully the cost of its investment. While the Fund may be entitled to fees upon prepayment, such fees may not adequately compensate the Fund as the functional equivalent of a “make whole” payment, and, in certain cases, the Fund may not be entitled to prepayment fees at all.
Collateralized Loan Obligations and Other Securitizations
The Fund may invest in CLOs and other securitizations, which are generally limited recourse obligations of the issuer (“Securitization Vehicles”) payable solely from the underlying assets (“Securitization Assets”) of the issuer or proceeds thereof. Holders of equity or other securities issued by Securitization Vehicles must rely solely on distributions on the Securitization Assets or proceeds thereof for payment in respect thereof. Consequently, the Fund will typically not have any direct rights against the issuer of, or the entity that sold, assets underlying the securitization. The Securitization Assets may include, without limitation, broadly syndicated leverage loans, middle-market bank loans, CDO debt tranches, trust preferred securities, insurance surplus notes, asset-backed securities, mortgages, REITs, high-yield bonds, mezzanine debt, second-lien leverage loans, credit default swaps and emerging market debt and corporate bonds, which are subject to liquidity, market value, credit, interest rate, reinvestment and certain other risks.
Underlying Default Risks
To the extent underlying default rates with respect to the Securitization Assets occur or otherwise increase, the performance of the Fund’s investments will be adversely affected. The rate of defaults and losses on debt instruments will be affected by a number of factors, including global, regional and local economic conditions in the area where the borrower operates, the financial circumstances of the borrower as well as general market conditions. A decline in global markets (or any particular sub-market thereof) may result in higher delinquencies and/or defaults as borrowers may not be able to repay or refinance their outstanding debt obligations when due for a variety of reasons, which may adversely affect the performance of the Fund’s investments. In addition, such investments may be subject to the risk of bankruptcy of the issuer of such assets or a claim that the pledging of collateral to secure any such asset constituted a fraudulent conveyance or preferential transfer that can be subordinated to the rights of other creditors of the issuer of such asset or nullified under applicable law.
Failure to Satisfy Certain Tests
The failure by a Securitization Vehicle to satisfy financial covenants, including with respect to adequate collateralization and/or interest coverage tests, could lead to a reduction in its payments to the Fund. In the event that a Securitization Vehicle
12

fails certain tests, holders of senior debt tranches may be entitled to additional payments that would, in turn, reduce the payments the Fund would otherwise be entitled to receive. Separately, the Fund may incur expenses to the extent necessary to seek recovery upon default or to negotiate new terms, which may include the waiver of certain financial covenants, with a defaulting Securitization Vehicle. If any of these occur, it could materially and adversely affect the return on the Fund’s investments.
Leveraged Credit Risk
The Fund’s investments in securitizations may also be subject to leverage risks. The leveraged nature of CLOs, in particular, magnifies the adverse impact of loan defaults. Because CLO investments represent a leveraged investment with respect to the underlying loans, changes in the market value of CLO investments could be greater than the change in the market value of the underlying loans, which are subject to credit, liquidity and interest rate risks.
Liquidity Risk
Certain debt tranches of Securitization Vehicles may be thinly traded or have a limited trading market and may have the effect of decreasing the Fund’s liquidity to the extent that the Fund, at a particular point in time, may be unable to find qualified buyers for, and may have difficulty valuing, these securities.
Prepayments and Reinvestment Risk
The Fund’s investments in securitizations and the Securitization Assets that collateralize them may prepay more quickly than expected and have an impact on the value of the Fund’s investments. See “Prepayment of Obligations” above. Early prepayments give rise to increased reinvestment risk, as the Fund or a CLO collateral manager might realize excess cash from prepayments earlier than expected. If the Fund or a CLO collateral manager is unable to reinvest such cash in a new investment with an expected rate of return at least equal to that of the investment repaid, this may reduce net income and the fair value of that asset.
Reliance on Collateral Managers
Securitization Assets are typically actively managed by a third-party investment manager, and, as a result, the Securitization Assets will be traded, subject to rating agency and other constraints, by such investment manager. With respect to CLOs, the Fund is expected to rely on CLO collateral managers to administer and review the portfolios of collateral they manage. The actions of the CLO collateral managers may significantly affect the performance of the Fund’s investments. The ability of each CLO collateral manager to identify and report on issues affecting its securitization portfolio on a timely basis could also affect the returns to the Fund, as the Fund may not be provided with information on a timely basis in order to take appropriate measures to manage its risks. The Fund is also expected to rely on CLO collateral managers to act in the best interests of the CLO it manages. If any CLO collateral manager were to act in a manner that was not in the best interests of the CLOs (i.e., gross negligence, with reckless disregard or in bad faith), this could adversely impact the overall performance of the Fund’s investments. For securitizations with corporate loans, the collateral manager’s role in reinvestment of principal amortization in performing credits and with respect to loans that default, as well as its ability to actively manage the portfolio through trading, will have a significant impact on the value of the underlying collateral and the performance of its securitization. If the collateral manager reinvests proceeds into loans which then default, does not sell loans before such loans default close to the original purchase price or does not effectively contribute to a restructuring process to maximize value of the loan the securitization owns, the collateral manager could materially and adversely impact the Fund’s investments.
Failure of Servicers to Effectively Service Loans
The failure of servicers to effectively service the loans underlying certain of the Fund’s investments would materially and adversely affect the Fund. Most securitizations of loans require a servicer to manage collections on each of the underlying loans. Both default frequency and default severity of loans may depend upon the quality of the servicer. If servicers are not vigilant in encouraging borrowers to make their monthly payments, the borrowers may be far less likely to make these payments, which could result in a higher frequency of default. If servicers take longer to liquidate non-performing assets, loss severities may tend to be higher than originally anticipated. The failure of servicers to effectively service the receivables underlying such assets could negatively impact the value of the Fund’s investments and its performance. Servicer quality is of prime importance in the default performance of certain personal loans. Servicers may go out of business, which would require a transfer of servicing to another servicer. Such transfers take time and loans may become delinquent because of confusion or lack of attention. Servicers may be required to advance interest on delinquent loans to the extent the servicer deems those advances recoverable. In the event the servicer does not advance, interest may be interrupted even on more senior securities. Servicers may also advance more than is in fact recoverable once a defaulted loan is disposed, causing losses to be greater than the outstanding principal balance of that loan.
13

Hedging and Risk Management Transactions; Currency Risks
The Fund may, but is not required to, utilize financial instruments for hedging and risk management purposes in order to: (a) protect against possible changes in the market value of the Fund’s investment portfolios resulting from fluctuations in the securities markets and changes in interest rates, (b) protect the Fund’s unrealized gains in the value of the Fund’s investment portfolios, (c) facilitate the sale of any such investments, (d) preserve returns, spreads or gains on any investment in the Fund’s portfolios, (e) hedge the interest rate or currency exchange rate on any of the Fund’s liabilities or assets, (f) protect against any increase in the price of any investments the Fund anticipates purchasing at a later date, or (g) for any other similar reason that the Adviser deems appropriate. The success of the Fund’s hedging strategy will be subject to the Adviser’s ability to correctly assess the degree of correlation between the performance of the instruments used in the hedging strategy and the performance of the investments in the portfolio being hedged and the Adviser’s ability to continually recalculate, readjust and execute hedges in an efficient and timely manner. The successful utilization of hedging and risk management transactions requires skills complementary to those needed in the selection of the Fund’s portfolio holdings. Regardless of skill, there can be no guarantee that instruments suitable for hedging purposes will be available at the time the Fund wishes to use them or that any hedge would reduce applicable risks. For example, Oaktree does not expect that the full risk of currency fluctuations can be eliminated due to the limitations in the foreign currency market. Foreign currency exchange rates (or prices in currencies) can make substantial moves in short periods of time and in unanticipated directions due to a number of factors, including changing supply and demand relationships; fiscal, monetary and exchange control programs and policies of governments; national and international political and economic events; government trade programs; changes in interest rates and rates of inflation; changes in currency valuations; and technical fluctuations of the marketplace. Because a material portion of the Fund’s investments may be denominated in or rely upon underlying cash flows denominated in currencies other than the U.S. dollar, such changes could have a significant adverse impact on the Fund. Finally, while the Fund may enter into hedging transactions to seek to reduce risk, such transactions themselves may entail certain other risks, such as unanticipated changes in interest rates, the prices of investments or currency exchanges, which may result in a poorer overall performance for the Fund than if it had not engaged in such hedging transactions.
Exclusive Forum
Our Bylaws provide that, unless the Fund consents in writing to the selection of an alternative forum, the Circuit Court for Baltimore City (or, if that Court does not have jurisdiction, the United States District Court for the District of Maryland, Northern Division) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (a) any Internal Corporate Claim, as such term is defined in the MGCL, (b) any derivative action or proceeding brought on behalf of the Fund, other than actions arising under United States federal securities laws, (c) any action asserting a claim of breach of any duty owed by any director or officer or other agent of the Fund to the Fund or to the stockholders of the Fund, (d) any action asserting a claim against the Fund or any director or officer or other agent of the Fund arising pursuant to any provision of the MGCL or the Charter or Bylaws, or (e) any other action asserting a claim against the Fund or any director or officer or other agent of the Fund that is governed by the internal affairs doctrine. None of the foregoing actions, claims or proceedings may be brought in any court sitting outside the State of Maryland unless the Fund consents in writing to such court. The exclusive forum selection provision will not apply to claims arising under the federal securities laws, or any other claim for which the federal courts have exclusive jurisdiction. The exclusive forum selection provision may increase costs for a Shareholder to bring a claim and may discourage claims or limit Shareholders’ ability to bring a claim in a judicial forum that they find favorable. It is also possible that a court could rule that the provision is inapplicable or unenforceable. If this occurred, we may incur additional costs associated with resolving such action in another forum, and/or the other forum may incorrectly apply or interpret the applicable Maryland law (in a manner that is adverse to us), which could materially adversely affect our business, financial condition and results of operations.
Highly Volatile Markets
The prices of the Fund’s investments can be highly volatile. Governments from time to time intervene, directly and by regulation, in certain markets. Such intervention often is intended directly to influence prices and may, together with other factors, cause all of such markets to move rapidly in the same direction because of, among other things, interest rate fluctuations. The Fund also is subject to the risk of the failure of any exchanges on which its positions trade or of their clearinghouses. In addition, because of the nature of the Fund’s trading activities, the results of the Fund’s operations may fluctuate on a daily basis. Accordingly, investors in the Fund should understand that the results of a particular period will not necessarily be indicative of results in future periods. Variance in the degree of volatility of the market from the Fund’s expectations may produce significant losses to the Fund.
14

High Portfolio Turnover
The different strategies used by the Fund may, from time to time, require frequent trading and a high portfolio turnover. The more frequently the Fund trades, the higher the commission and transaction costs and certain other expenses involved in the Fund’s operations. These costs will be borne by the Fund regardless of the profitability of the Fund’s investment and trading activities. In addition, a high portfolio turnover may increase the recognition of short-term, rather than long-term, capital gains.
INVESTMENT RESTRICTIONS
The following are fundamental investment restrictions of the Fund and may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (which for this purpose and under the 1940 Act, means the lesser of (i) 67% or more of the Fund’s voting securities present at a meeting at which more than 50% of the Fund’s outstanding voting securities are present or represented by proxy or (ii) more than 50% of the Fund’s outstanding voting securities). Except as otherwise noted, all percentage limitations set forth below apply immediately after a purchase and any subsequent change in any applicable percentage resulting from market fluctuations does not require any action. The Fund’s fundamental policies are as follows:
(1)
Borrowing Money.    The Fund will not borrow money, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

(2)
Senior Securities.    The Fund will not issue senior securities, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

(3)
Underwriting.    The Fund will not act as an underwriter of securities within the meaning of the 1933 Act, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

(4)
Concentration.    The Fund will not “concentrate” its investments in an industry. The Fund would “concentrate” its investments if more than 25% of the Fund’s total assets would be invested in securities of issuers conducting their principal business activities in the same industry or group of industries.

(5)
Real Estate.    The Fund will not purchase or sell real estate.

(6)
Commodities.    The Fund will not purchase or sell commodities, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

(7)
Loans.    The Fund will not make loans to other persons, except to the extent permitted under the 1940 Act, as such may be interpreted or modified by regulatory authorities having jurisdiction, from time to time.

The Board has adopted a repurchase offer fundamental policy resolution setting forth the Fund’s fundamental policy that it will conduct quarterly repurchase offers. This fundamental policy may be changed only with the approval of a majority of the Fund’s outstanding voting securities, including a majority of any holders of preferred shares voting separately as a class. The Fund is required to offer to repurchase between 5% and 25% of its outstanding Shares with each repurchase offer.
In addition, the Fund has adopted the following fundamental policies with respect to repurchase offers, which may not be changed without the approval of the holders of a majority of the Fund’s outstanding voting securities (which for this purpose and under the 1940 Act, means the lesser of (i) 67% or more of the Fund’s voting securities present at a meeting at which more than 50% of the Fund’s outstanding voting securities are present or represented by proxy or (ii) more than 50% of the Fund’s outstanding voting securities).
(a)
The Fund will make quarterly repurchase offers pursuant to Rule 23c-3 under the 1940 Act, as it may be amended from time to time.

(b)
The Fund will repurchase shares that are tendered by a specific date (the “Repurchase Request Deadline”), which will be established by the Board in accordance with Rule 23c-3, as amended from time to time. Rule 23c-3 requires the Repurchase Request Deadline to be no less than 21 and no more than 42 days after the Fund sends notification to Shareholders of the repurchase offer.

(c)
There will be a maximum fourteen (14) calendar day period (or the next business day if the 14th calendar day is not a business day) between the Repurchase Request Deadline and the date on which the Fund’s net asset

15

value (“NAV”) applicable to the repurchase offer is determined (the “Repurchase Pricing Date”).
16

MANAGEMENT OF THE FUND
Directors and Officers
The business and affairs of the Fund are managed under the direction of the Board of Directors. The Board of Directors approves all significant agreements between the Fund and the companies that furnish the Fund with services, including agreements with the Adviser, the Fund’s Custodian and the Fund’s transfer agent. The day-to-day operations of the Fund are delegated to the Adviser, subject to the supervision of the Board of Directors.
The names and business addresses of the Directors and principal officers of the Fund are set forth in the following table, together with their positions and their principal occupations during the past five years and, in the case of the Directors, their positions with certain other organizations and companies.
Name, position(s), address (1) and year of birth	Term of office and length of time served (2)	Number of funds in Fund Complex overseen by Director (3)	Principal occupation(s) during past five years	Other directorships held by director during past five years (4)
INDEPENDENT DIRECTORS:(5)
Edward A. Kuczmarski Director and Independent Chair of the Board, Member of the Audit Committee, Member of the Nominating and Compensation Committee Born: 1949	Since 2021	8	Retired.	Director/Trustee of several investment companies advised or administered by Brookfield Public Securities Group LLC (“PSG” or the “Administrator”) (2011 – Present).
Stuart A. McFarland Director, Member of the Audit Committee, Member of the Nominating and Compensation Committee Born: 1947	Since 2021	8	Managing Partner of Federal City Capital Advisors (1997 – 2021).	Director/Trustee of several investment companies advised or administered by PSG (2006 – Present); Director of Drive Shack Inc. (formerly, New Castle Investment Corp.) (2000 – 2023); Director of New America High Income Fund (2013 – Present); Director of New Senior Investment Group, Inc. (2014 – 2021); Director of Steward Partners (2017 – 2021).
Heather S. Goldman Director, Member of the Audit Committee, Chair of the Nominating and Compensation Committee Born: 1967	Since 2021	8	CFO of My Flex Inc. an EQBR company (2022 – 2023).	Director/Trustee of several investment companies advised or administered by PSG.
17

Name, position(s), address (1) and year of birth	Term of office and length of time served (2)	Number of funds in Fund Complex overseen by Director (3)	Principal occupation(s) during past five years	Other directorships held by director during past five years (4)
William H. Wright II Director, Chair of the Audit Committee, Member of the Nominating and Compensation Committee Born: 1960	Since 2021	8	Retired.	Director/Trustee of several investment companies advised or administered by PSG (2020 – Present); Director of Alcentra Capital Corporation (1940 Act BDC) (2018 – 2019); Advisory Director of Virtus Global Dividend & Income Fund, Virtus Global Multi-Sector Income Fund, Virtus Total Return Fund and Duff & Phelps Select Energy MLP Fund (2013 – 2019); Director of the Carlyle Group, TCG BDC I, Inc., TCG BDC II, Inc. and Carlyle Secured Lending III (2021 – Present).
Betty A. Whelchel Director, Member of the Audit Committee, Member of the Nominating and Compensation Committee Born: 1956	Since January 1, 2024 (6)	8	US Head of Public Policy: Regulatory Affairs of BNP Paribas (2016 – 2019).	Director/Trustee of several investment companies advised or administered by PSG (2024 – Present).

?
(1)
Address: Brookfield Place, 225 Liberty Street, 35th Floor, New York, New York, 10281-1023, unless otherwise noted.

?
(2)
The term of office of the Independent Directors is indefinite.

?
(3)
The Fund Complex is comprised of the Fund, Brookfield Investment Funds (five series of underlying portfolios), Brookfield Infrastructure Income Fund Inc. and Brookfield Real Assets Income Fund Inc.

(4)
This column includes only directorships of companies required to report to the SEC under the 1934 Act, (i.e., public companies) or other investment companies registered under the 1940 Act.

?
(5)
Directors who are not considered to be “interested persons” of the Fund as defined in the 1940 Act are considered to be “Independent Directors.”

?
(6)
Ms. Betty A. Whelchel was appointed as an independent director/trustee of the Fund Complex effective January 1, 2024.

18

Name, position(s), address (1) and year of birth	Term of office and length of time served (2)	Number of funds in Fund Complex overseen by Director (3)	Principal occupation(s) during past five years	Other directorships held by director during past five years (4)
INTERESTED DIRECTORS/OFFICERS:(5)
Brian F. Hurley President and Director Born: 1977	Director since March 29, 2024 (6); President since 2021	8	President of several investment companies advised or administered by PSG (2014 – Present); General Counsel of the Administrator (2017 – Present); General Counsel of Brookfield Oaktree Wealth Solutions (2021 – Present); Managing Partner of Brookfield Asset Management Inc. (2016 – Present).	Director/Trustee of several investment companies advised by PSG (2024 – Present).
Casey P. Tushaus Treasurer Born: 1982	Since 2021	N/A	Treasurer of several investment companies advised or administered by PSG (2021 – Present); Assistant Treasurer of several investment companies advised or administered by the Administrator (2016 – 2021); Director of the Administrator (2021 – Present); Vice President of the Administrator (2014 – 2021).	N/A
19

Name, position(s), address (1) and year of birth	Term of office and length of time served (2)	Number of funds in Fund Complex overseen by Director (3)	Principal occupation(s) during past five years	Other directorships held by director during past five years (4)
Craig A. Ruckman Secretary Born: 1977	Since 2022	N/A	Secretary of several investment companies advised or administered by PSG (2022 – Present); Managing Director of the Adviser (2022 – Present); Director of Allianz Global Investors U.S. Holdings LLC (2016 – 2022); Assistant Secretary of 63 funds in the Allianz Global Investors Fund Complex (2017 – 2020); and Chief Legal Officer of Allianz Global Investors Distributors LLC (2019 – 2022).	N/A
Adam R. Sachs Chief Compliance Officer (“CCO”) Born: 1984	Since 2021	N/A	CCO of several investment companies advised or administered by PSG (2017 – Present); Director of the Administrator (2017 – Present); CCO of Brookfield Investment Management (Canada) Inc. (2017 – 2023).	N/A
Mohamed S. Rasul Assistant Treasurer Born: 1981	Since 2021	N/A	Assistant Treasurer of several investment companies advised or administered by PSG (2016 – Present); Vice President of the Administrator (2019 – Present); Assistant Vice President of the Administrator (2014 – 2019).	N/A

?
(1)
Address: Brookfield Place, 225 Liberty Street, 35th Floor, New York, New York, 10281-1023, unless otherwise noted.

?
(2)
Mr. Hurley will hold office as Director for an indefinite term until the earliest of: (i) the next meeting of stockholders, if any, called for the purpose of considering the election or re-election of Mr. Hurley and until the election and qualification of his successor, if any, elected at such meeting; or (ii) the date Mr. Hurley resigns or retires, or is removed by the Board or stockholders, in accordance with the Fund’s Charter and Bylaws. Each officer will hold office for an indefinite term or until the date he or she resigns or retires until his or her successor is elected and qualified.

?
(3)
The Fund Complex is comprised of the Fund, Brookfield Investment Funds (five series of underlying portfolios), Brookfield Infrastructure Income Fund Inc. and Brookfield Real Assets Income Fund Inc.

20

(4)
This column includes only directorships of companies required to report to the SEC under the Securities and Exchange Act of 1934 (the “1934 Act”), (i.e., public companies) or other investment companies registered under the 1940 Act.

?
(5)
Directors who are not considered to be “interested persons” of the Fund as defined in the 1940 Act are considered to be “Independent Directors.”

?
(6)
Mr. Brian F. Hurley was appointed as an interested director/trustee of the Fund Complex effective March 29, 2024.

Additional Information Concerning the Board of Directors
The role of the Board
The Board provides oversight of the management and operations of the Fund. As is the case with virtually all investment companies (as distinguished from operating companies), the day-to-day management and operation of the Fund is the responsibility of various service providers to the Fund, such as the Fund’s investment adviser and administrator, custodian, and transfer agent, each of whom are discussed in greater detail in this SAI. The Board approves all significant agreements between the Fund and its service providers. The Board has appointed senior employees of the Administrator (as defined below) as officers of the Fund, with responsibility to monitor and report to the Board on the Fund’s day-to-day operations. In conducting this oversight, the Board receives regular reports from these officers and service providers regarding the Fund’s operations. The Board has appointed a Chief Compliance Officer who administers the Fund’s compliance program and regularly reports to the Board as to compliance matters. Some of these reports are provided as part of formal “Board meetings” which are typically held quarterly, in person, and involve the Board’s review of recent Fund operations. From time to time, one or more members of the Board may also meet with management in less formal settings, between scheduled “Board meetings,” to discuss various topics. In all cases, however, the role of the Board and of any individual Director is one of oversight and not of management of the day-to-day affairs of the Fund and its oversight role does not make the Board a guarantor of the Fund’s investments, operations, or activities.
Board leadership structure
The Board has structured itself in a manner that it believes allows it to perform its oversight function effectively. It has established three standing committees, an Audit Committee, a Nominating and Compensation Committee, and a Qualified Legal Compliance Committee (the “QLCC”) (collectively, the “Committees”), which are discussed in greater detail below. Currently, five of the six members of the Board, including the Chairman of the Board, are Independent Directors, which are Directors that are not affiliated with the Adviser, Administrator, or its affiliates, and each of the Audit Committee, Nominating and Compensation Committee, and QLCC are comprised entirely of Independent Directors. Each of the Independent Directors helps identify matters for consideration by the Board and the Chairman has an active role in the agenda-setting process for Board meetings. The Audit Committee Chairman also has an active role in the agenda-setting process for the Audit Committee meetings. The Fund’s Board has adopted Fund Governance Policies and Procedures to ensure that the Board is properly constituted in accordance with the 1940 Act and to set forth examples of certain of the significant matters for consideration by the Board and/or its Committees in order to facilitate the Board’s oversight function.
The Board has determined that its leadership structure is appropriate. In addition, the Board also has determined that the structure, function, and composition of the Committees are appropriate means to provide effective oversight on behalf of Fund Shareholders. The Independent Directors have engaged their own independent counsel to advise them on matters relating to their responsibilities to the Fund.
Board oversight of risk management
As part of its oversight function, the Board receives and reviews various risk management reports and assessments and discusses these matters with appropriate management and other personnel. Because risk management is a broad concept comprised of many elements, Board oversight of different types of risks is handled in different ways. For example, the full Board receives and reviews reports from senior personnel of the Adviser and Administrator (including senior compliance, financial reporting, and investment personnel) or their affiliates regarding various types of risks, including, but not limited to, operational, compliance, investment, and business continuity risks, and how they are being managed. From time to time, the full Board meets with the Fund’s Chief Compliance Officer to discuss compliance risks relating to the Fund, the Adviser, and the Fund’s other service providers. The Audit Committee supports the Board’s oversight of risk management in a variety of ways, including meeting regularly with the Fund’s Treasurer and with the Fund’s independent registered public accounting firm and, when appropriate, with other personnel employed by the Adviser to discuss, among other things, the internal control structure of the Fund’s financial reporting function and compliance with the requirements of the Sarbanes-Oxley Act of 2002. The Audit Committee also meets regularly with the Fund’s Chief Compliance Officer to discuss compliance and operational risks and receives reports from the Adviser’s internal audit group as to these and other matters.
21

Information about each Director’s qualifications, experience, attributes, or skills
The Board believes that each of the Directors has the qualifications, experience, attributes, and skills (“Director Attributes”) appropriate to serve as a Director of the Fund in light of the Fund’s business and structure. Certain of these business and professional experiences are set forth in detail in the table above. The Directors have substantial board experience or other professional experience and have demonstrated a commitment to discharging their oversight responsibilities as Directors. The Board, with the assistance of the Nominating and Compensation Committee, annually conducts a “self-assessment” wherein the performance of the Board and the effectiveness of the Board and the Committees are reviewed.
In addition to the information provided in the table above, below is certain additional information regarding each particular Director and certain of their Director Attributes. The information provided below, and in the table above, is not all-inclusive. Many Director Attributes involve intangible elements, such as intelligence, integrity and work ethic, the ability to work together, the ability to communicate effectively, the ability to exercise judgment, the ability to ask incisive questions, and commitment to shareholder interests. In conducting its self-assessment, the Board has determined that the Directors have the appropriate attributes and experience to serve effectively as Directors of the Fund.
Edward A. Kuczmarski. Mr. Kuczmarski has financial accounting experience as a Certified Public Accountant. He also currently serves on the board of directors/trustees for several other investment management companies. In serving on these boards, Mr. Kuczmarski has come to understand and appreciate the role of a director and has been exposed to many of the challenges facing a board and the appropriate ways of dealing with those challenges. Mr. Kuczmarski serves as Chair of the Board of Directors, and is a member of the Nominating and Compensation Committee and the Audit Committee.
Heather S. Goldman. Ms. Goldman has extensive experience in executive leadership, business development and marketing of investment vehicles similar to those managed by the Adviser and the Administrator. Ms. Goldman is a capital markets financial services and tech executive, who over a twenty-plus year career has worked in a senior capacity across a diverse array of firms in the private equity, investment management and commercial banking industries. She had previously served as head of global marketing for the Administrator, and as such has extensive knowledge of the Administrator, its operations, and personnel. She also has experience working in other roles for the parent company of the Administrator. Prior to working with the Administrator, and for nearly five years, she acted as CEO and Chair, co-founding and managing Capital Thinking, a financial services risk-management technology company in New York. Ms. Goldman is a member of the Audit Committee and is Chair of the Nominating and Compensation Committee.
Stuart A. McFarland. Mr. McFarland has extensive experience in executive leadership, business development and operations, corporate restructuring, and corporate finance. He previously served in senior executive management roles in the private sector, including serving as the Executive Vice President and Chief Financial Officer of Fannie Mae and as the Executive Vice President and General Manager of GE Capital Mortgage Services, Corp. Mr. McFarland currently serves on the board of directors/trustees for various other investment management companies and non-profit entities, and is the Managing Partner of Federal City Capital Advisors. Mr. McFarland is a member of the Audit Committee and the Nominating and Compensation Committee.
William H. Wright II. Mr. Wright has extensive experience in executive leadership, investment banking and corporate finance. He previously served as a Managing Director of Morgan Stanley until his retirement in 2010, having joined the firm in 1982. During his career in investment banking at Morgan Stanley, Mr. Wright headed the corporate finance execution group, where he was responsible for leading and coordinating teams in the execution of complex equity offerings for multinational corporations. Following his career in investment banking. Mr. Wright served on the board of directors/trustees for various other investment management companies and non-profit entities. Mr. Wright serves as Chair of the Audit Committee and is a member of the Nominating and Compensation Committee.
Betty A. Whelchel. Ms. Whelchel has extensive experience in financial services law and regulation, international finance and public policy. She has held a number of senior management positions at international financial institutions, including serving as U.S. Head of Public Policy and Regulatory Affairs and U.S. General Counsel for BNP Paribas, Global General Counsel for Deutsche Asset Management and U.S. Deputy General Counsel for Deutsche Bank AG. She started her career in the General Counsel’s office of the U.S. Treasury Department, and worked as a lawyer with Shearman & Sterling in its New York and Tokyo offices, specializing in bank finance, mergers and acquisitions and joint ventures. Throughout her forty-two year career, Ms. Whelchel has been active in industry initiatives related to financial regulation and corporate governance, including the Committee on Capital Markets Regulation, the Executive Committee of the Institute of International Bankers Board of Trustees, and the Association of the Bar of the City of New York’s Special Task Force on the Lawyer’s Role in Corporate Governance. She has received numerous awards, including 2015 Legal 500 Individual of the Year in Financial Services and the 2013 Burton “Legend in the Law” Award. Ms. Whelchel is a member of the Audit Committee and the Nominating and Compensation Committee.
22

Brian F. Hurley. Mr. Hurley has 22 years of industry experience and is General Counsel for the Public Securities Group as well as a Managing Partner of Brookfield Asset Management. In this role he oversees the legal and regulatory functions and is also actively involved in the Public Securities Group’s investment funds business, including product and business development. Prior to joining the firm in 2010, Mr. Hurley was an attorney at Paul Hastings LLP and a member of the Investment Management Practice Group, where he focused his practice on representing investment advisers and various forms of investment companies. Mr. Hurley earned a Juris Doctor degree from Columbia University and a Bachelor of Arts degree from the College of the Holy Cross.
Board Committees
The Fund established the following three standing committees and the membership of each committee to assist in its oversight functions, including its oversight of the risks the Fund faces: the Audit Committee, the QLCC, and the Nominating and Compensation Committee. There is no assurance, however, that the Board’s committee structure will prevent or mitigate risks in actual practice. The Fund’s committee structure is specifically not intended or designed to prevent or mitigate the Fund’s investment risks. The Fund is designed for investors that are prepared to accept investment risk, including the possibility that unforeseen risks may emerge in the future.
Audit Committee
The Audit Committee is comprised of Messrs. Wright, Kuczmarski, McFarland and Mses. Goldman and Whelchel. It does not include any interested Directors. The Audit Committee meets regularly with respect to the various series of the Fund. The principal functions of the Audit Committee are to review the Fund’s audited financial statements, to select the Fund’s independent auditors, to review with the Fund’s auditors the scope and anticipated costs of their audit, and to receive and consider a report from the auditors concerning their conduct of the audit, including any comments or recommendations they might want to make in connection therewith. During the Fund’s fiscal year ended December 31, 2023, the Audit Committee held four Committee meetings.
The Audit Committee also serves as the QLCC for the Fund for the purpose of compliance with Rules 205.2(k) and 205.3(c) of the Code of Federal Regulations, regarding alternative reporting procedures for attorneys retained or employed by an issuer who appear and practice before the SEC on behalf of the issuer (the “issuer attorneys”). An issuer’s attorney who becomes aware of evidence of a material violation by the Fund, or by any officer, Director, employee, or agent of the Fund, may report evidence of such material violation to the QLCC as an alternative to the reporting requirements of Rule 205.3(b) (which requires reporting to the chief legal officer and, potentially, “up the ladder” to other entities). The QLCC meets as needed, and did not meet during the fiscal year ended December 31, 2023.
Nominating and Compensation Committee
The Nominating and Compensation Committee is comprised of Messrs. Kuczmarski, McFarland and Wright and Mses. Goldman and Whelchel. The function of the Fund’s Nominating and Compensation Committee is to recommend candidates for election to its Board as Independent Directors. The Fund’s Nominating and Compensation Committee evaluates each candidate’s qualifications for Board membership and their independence from the Adviser and other principal service providers. The Nominating and Compensation Committee will consider nominees recommended by Shareholders who, separately or as a group, own at least one percent of the Fund’s shares. The Nominating and Compensation Committee held three meetings during the fiscal year ended December 31, 2023.
Board Meetings
The Fund’s Board held four regular meetings during the fiscal year ended December 31, 2023. During the current fiscal year, each Director attended at least 75% of the aggregate of the meetings of the Fund’s Board of Directors. The Fund’s Fund Governance Policies and Procedures provide that the Chair of the Board, who is elected by the Independent Directors, will preside at each executive session of the Board, or if one has not been designated, the chairperson of the Nominating and Compensation Committee shall serve as such.
Beneficial Ownership of Shares Held in the Fund and the Family of Investment Companies for Each Director
Set forth in the table below is the dollar range of equity securities in the Fund beneficially owned by each Director and the aggregate dollar range of equity securities in the Fund Complex beneficially owned by each Director as of December 31, 2023.
23

?
Name of Director	Aggregate dollar range of equity securities held in the Fund* (1)	Aggregate dollar range of equity securities held in the Complex* (1) (2)
Interested Director:
Brian F. Hurley (3)	A	C
Independent Director:
Heather S. Goldman	A	D
Edward A. Kuczmarski	A	D
Stuart A. McFarland	A	E
William H. Wright II	A	A
Betty A. Whelchel (4)	A	A

* Key to Dollar Ranges
A. None
B. $1 – $10,000
C. $10,001 – $50,000
D. $50,001 – $100,000
E. Over $100,000
All shares were valued as of December 31, 2023.

?
(1)
“Beneficial Ownership” is determined in accordance with Rule 16a-1(a)(2) of the 1934 Act.

?
(2)
The aggregate dollar range of equity securities owned by each Director of the Fund and of all funds overseen by each Director in each of Brookfield’s and Oaktree’s family of investment companies (the “Fund Complex”) as of December 31, 2023. As of the date of this SAI the Fund Complex is comprised of the Fund, Brookfield Investment Funds (five series of underlying portfolios), Brookfield Infrastructure Income Fund Inc. and Brookfield Real Assets Income Fund Inc.

?
(3)
Mr. Brian F. Hurley appointed as an interested director/trustee of the Fund Complex effective March 29, 2024.

?
(4)
Ms. Betty A. Whelchel was appointed as an independent director/trustee of the Fund Complex effective January 1, 2024.

As of December 31, 2023, none of the Independent Directors nor members of their immediate families, own securities beneficially or of record in the Adviser or any affiliate thereof. Accordingly, neither the Independent Directors nor members of their immediate family, have direct or indirect interest, the value of which exceeds $120,000, in the Adviser, or any of their affiliates. In addition, during the two most recently completed calendar years, neither the Independent Directors nor members of their immediate families have conducted any transactions (or series of transactions) in which the amount involved exceeds $120,000 and to which the Adviser or any affiliate thereof was a party.
Remuneration of Directors and Officers
No remuneration was paid by the Fund to persons who were directors, officers or employees of the Adviser or any affiliate thereof for their services as Directors or officers of the Fund. Each Director of the Fund, other than those who are officers or employees of the Adviser or any affiliate thereof, was entitled to receive from the Fund a Fund Complex fee.
For the fiscal year ended December 31, 2023, the aggregate annual retainer paid to each Independent Director of the Board for the Fund Complex was $225,000. Effective January 1, 2024, the aggregate annual retainer paid to each Independent Director of the Board for the Fund Complex is $250,000. The Independent Chair of the Fund receives an additional payment of $55,000 per year. The Chair of the Audit Committee receives an additional payment of $50,000 per year. The Chair of the Nominating & Compensation Committee receives an additional payment of $15,000 per year. The Independent Directors also receive reimbursement from the Fund for expenses incurred in connection with attendance at regular meetings. The Fund does not have a pension or retirement plan. No other entity affiliated with the Fund pays any compensation to the Directors.
24

Compensation Table
Name of person and position	Aggregate compensation from the Fund	Total compensation from the Fund Complex (1)
Interested Director:
Brian F. Hurley (2)	N/A	N/A
Independent Director:
Heather S. Goldman	$35,772	$235,000
Edward A. Kuczmarski	$41,111	$270,000
Stuart A. McFarland	$34,259	$225,000
William H. Wright II	$40,350	$265,000
Betty A. Whelchel (3)	$—	$—

?
(1)
Represents the total compensation paid to such persons during the fiscal year ended December 31, 2023, by investment companies or portfolios thereof from which such person receives compensation that are considered part of the Fund Complex. The total does not include, among other things, out-of-pocket Director expenses. As of December 31, 2023, there were 9 investment companies and portfolios in the Fund Complex.

?
(2)
Mr. Brian F. Hurley was appointed as an interested director/trustee of the Fund Complex effective March 29, 2024. Mr. Hurley’s predecessor, Mr. David W. Levi, did not receive any compensation for the fiscal year ended December 31, 2023, as an interested director/trustee of the Fund Complex.

?
(3)
Ms. Betty A. Whelchel was elected as director/trustee of the Fund Complex effective January 1, 2024. As a result, she received no compensation from the Fund Complex for the fiscal year ended December 31, 2023.

Indemnification of Officers and Directors; Limitations on Liability
Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages, except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property or services or (b) active and deliberate dishonesty established by a final judgment as being material to the cause of action. The Fund’s charter contains such a provision which eliminates directors’ and officers’ liability to the maximum extent permitted by Maryland law, subject to the requirements of the 1940 Act.
The Fund’s charter, to the maximum extent permitted by Maryland law and subject to the requirements of the 1940 Act, obligates the Fund to indemnify any present or former director or officer or any individual who, while serving as a director or officer of the Fund and, at the Fund’s request, serves or has served another corporation, real estate investment trust, partnership, joint venture, trust, limited liability company, employee benefit plan, or other enterprise as a director, officer, partner, member, manager, trustee, employee or agent from and against any claim or liability to which that individual may become subject or which that individual may incur by reason of his or her service in any such capacity, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding.
The Fund’s charter also permits the Fund to indemnify and advance expenses to any individual who served any predecessor of the Fund in any of the capacities described above and any employee or agent of the Fund or a predecessor of the Fund, if any.
Maryland law requires a corporation (unless its charter provides otherwise, which the Fund’s charter does not) to indemnify a director or officer who has been successful, on the merits or otherwise, in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property, or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that a personal benefit was improperly received, unless in either case a court orders indemnification, and then only for expenses. In addition, Maryland law permits a corporation to pay or reimburse reasonable expenses to a director or officer in advance of final disposition of a proceeding upon the corporation’s receipt of (a) a written affirmation by the director
25

or officer of his or her good faith belief that he or she has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.
In accordance with the 1940 Act, the Fund will not indemnify any person for any liability to which such person would be subject by reason of such person’s willful misconduct, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his or her office.
Investment Advisory and Administrative Arrangements
Oaktree Fund Advisors, LLC (the “Adviser”), a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, serves as the investment advisor to the Fund. The Adviser is an affiliate of Oaktree Capital Management, L.P. (“OCM”), a leading global investment management firm headquartered in Los Angeles, California focused on less efficient markets and alternative investments, and is a subsidiary of Oaktree Capital Group, LLC (“OCG,” together with OCM and the Adviser, “Oaktree”). Oaktree was formed in April 1995 and is a leading global investment management firm headquartered in Los Angeles, California, with more than 1,260 employees throughout offices in 25 cities worldwide. As of December 31, 2023, OCM had approximately $189 billion in assets under management. Oaktree’s senior executives and investment professionals have focused on less efficient markets and alternative investments for the past 38 years. Oaktree emphasizes an opportunistic, value-oriented approach to investments in distressed debt, corporate debt (including mezzanine finance, direct lending, high yield debt and senior loans), control investing, convertible securities, real estate, listed equities and multi-strategy solutions.
The firm’s competitive advantages include its experienced team of investment professionals, a global platform and a unifying investment philosophy. This investment philosophy — the six tenets of which are risk control, consistency, market inefficiency, specialization, bottom-up analysis and disavowal of market timing — is complemented by a set of core business principles that articulate Oaktree’s commitment to excellence in investing; commonality of interests with clients; a collaborative and cooperative culture; and a disciplined, opportunistic approach to the expansion of offerings.
As a result of consistent application of Oaktree’s philosophy and principles, Oaktree has earned a large and distinguished clientele. Among Oaktree’s clients are 65 of the 100 largest U.S. pension plans, more than 550 corporations around the world, 39 of the 50 state retirement plans in the United States, over 300 endowments and foundations globally, and 18 sovereign wealth funds.
Oaktree’s expertise in investing across the capital structure has allowed Oaktree to cultivate a diversified mix of global investment strategies in four categories: credit, private equity, real assets and listed equities. Importantly, the expansion of our strategies has been achieved primarily through “step-outs” into highly related fields, based on identifying markets that (a) we believe have the potential for attractive returns, and (b) can be exploited in a manner consistent with the firm’s philosophy focused on risk control.
In 2019, Brookfield Asset Management ULC (formerly, Brookfield Asset Management Inc.), an unlimited liability company formed under the laws of British Columbia, Canada (“BAM ULC”) (“Brookfield”), acquired a majority interest in Oaktree. Brookfield Corporation, a publicly traded company (NYSE: BN; TSX: BN), holds a 75% interest in BAMULC, while Brookfield Asset Management Ltd., a publicly traded company (NYSE: BAM; TSX: BAMA) (“Brookfield Asset Management”), holds a 25% interest in BAM ULC. Brookfield Asset Management is a leading global alternative asset manager focused on real estate, renewable power, infrastructure and private equity, with approximately $900 billion of assets under management as of December 31, 2023. Together, Brookfield and Oaktree provide investors with one of the most comprehensive offerings of alternative investment products available today. While partnering to leverage one another’s strengths, Oaktree operates as an independent business within the Brookfield family, with its own product offerings and investment, marketing, and support teams. As of December 31, 2023, the Adviser had approximately $9.5 billion under management.
Pursuant to a management agreement with the Fund (the “Management Agreement”), the Adviser is responsible for the management of the Fund’s portfolio. In return for its investment advisory services, the Fund pays the Adviser a monthly fee at the annual rate of 1.25% of the average daily value of the Fund’s Managed Assets. The management services of the Adviser to the Fund are not exclusive under the terms of the Management Agreement and the Adviser is free to, and does, render management services to others.
The Management Agreement provides that the Adviser will not be liable for any error of judgment by the Adviser or for any loss suffered by the Fund in connection with the matters to which the Management Agreement relates, except a loss resulting from a breach of fiduciary duty with respect to the receipt of compensation for services (in which case, any award of damages shall be limited to the period and the amount set forth in Section 36(b)(3) of the 1940 Act) or loss resulting
26

from willful misfeasance, bad faith or gross negligence, or reckless disregard of duties. The Management Agreement provides that it will terminate automatically if assigned (as defined in the 1940 Act), and that it may be terminated without penalty by either the Adviser or the Fund by the Board of Directors or vote of a majority of the outstanding voting securities of the Fund (as defined in the 1940 Act) upon not more than 60 days’, nor less than 30 days’, written notice. The Management Agreement will have an initial term of two years, and continue in effect thereafter only so long as such continuance is specifically approved at least annually by the Board of Directors in accordance with the requirements of the 1940 Act.
A discussion regarding the Board of Directors’ most recent approval of the Management Agreement for the Fund is available in the Fund’s semi-annual report to shareholders for the period ended June 30, 2024.
During periods when the Fund is using leverage, if any, the fees paid to the Adviser will be higher than if the Fund did not use leverage because the fees paid are calculated on the basis of the Fund’s total Managed Assets (including assets attributable to such leverage).
The table below sets forth the total advisory fees paid by the Fund to the Adviser for the fiscal years ended December 31, 2023 and 2022, and for the fiscal period ended December 31, 2021. Advisory fees waived by the Adviser were done pursuant to an expense limitation agreement (see the “Expense Limitation Agreement” section below).
Oaktree Diversified Income Fund Inc.	2023	2022	2021
Advisory Fees	$2,630,998	$1,995,058	$218,733
Advisory Fees Waived	$137,705	$202,188	$(603,375)
Net Advisory Fees Paid to Adviser	$2,768,703	$2,197,246	$—
Pursuant to an administration agreement (the “Administration Agreement”), between the Adviser, on behalf of the Fund and Brookfield Public Securities Group, LLC (“PSG” or the “Administrator”), the Administrator provides administrative services reasonably necessary for the Fund’s operations, other than those services that the Adviser provides to the Fund pursuant to the Management Agreement. The Adviser is responsible for any fees due to the Administrator.
Portfolio Managers
Bruce Karsh, Wayne Dahl, Armen Panossian, Danielle Poli and David Rosenberg are responsible for management of the Fund. Bruce Karsh is the lead portfolio manager for the Fund.
The table below identifies the number of accounts (other than the Fund) for which the Fund’s portfolio managers have day-to-day management responsibilities and the total assets in such accounts, within each of the following categories: registered investment companies, other pooled investment vehicles, and other accounts. For each category, the number of accounts and total assets in the accounts where fees are based on performance is also indicated as of December 31, 2023.
Portfolio Manager	Number of Registered Investment Companies Managed and Total Assets for such Accounts(*)	Beneficial Ownership of Equity Securities in Fund Managed by each Portfolio Manager	Number of Other Pooled Investment Vehicles Managed and Total Assets for such Accounts(*)	Number of Other Accounts Managed and Total Assets for such Accounts(*)
Bruce Karsh	0	$0	13/$45,328	27/$9,390
Wayne Dahl	0	$0	0	0
Armen Panossian	0	$0	10/$13,516	38/$23,264
Danielle Poli	0	$0	0	0
David Rosenberg	1/$27	$0	8/$4,905	58/$19,650

?
*
Assets in millions

Oaktree attracts, motivates and retains talented employees by making them active participants in, and beneficiaries of, the firm’s success. In addition to salaries, all Oaktree employees share in the discretionary bonus pool (which receives a participation of 10% or more in all of Oaktree’s profits). An employee’s participation in the bonus pool is based on unit and company success, level of responsibility, and individual performance. Oaktree also matches employee retirement plan contributions up to a pre-determined percentage.
27

Oaktree’s compensation program design allows for participation in all products’ results to further align its employees’ interests with those of its clients. This is evidenced by Oaktree’s long-term incentive program, which allows eligible senior employees to participate in the success of multiple Oaktree investment strategies and products. Awards under Oaktree’s primary long-term incentive program will, unless otherwise elected by the receiving employee, track the performance of the Fund. Therefore, employees have a financial interest in the success of multiple Oaktree investment strategies, which supports an alignment of interests with Oaktree clients. The most important determinants of incentive compensation are the success of the firm and strategy and the contribution of the individual. A significant portion of employee compensation is derived from bonuses, which are a function of the firm’s profitability and the individual employee’s responsibilities and performance. Salaries are fixed at different levels based upon total compensation bands.
Key investment professionals who devote substantial time to certain funds may be awarded a right to participate in the carried interest from such funds, subject to a vesting schedule. Key investment professionals who devote substantial time to certain evergreen funds may be awarded a share of the annual incentive fees, if any, received by Oaktree from such funds. Taken together, the incentive compensation elements of bonuses, long-term incentive awards, incentive fee sharing and/or participation in carried interest represent a far greater proportion of a senior investment professional’s long-term compensation than does the fixed annual salary.
Founding Principals do not receive salaries or bonuses but rather derive the majority of their compensation from equity holdings. As a founding Principal, Bruce Karsh does not receive a salary or bonus, but does receive compensation through his equity holdings and carried interest.
Potential Conflicts of Interest
Oaktree and its affiliates manage a number of different investment strategies which present the possibility of overlapping investments, and thus the potential for conflicts of interest. Various accounts managed by Oaktree and its affiliates invest in a broad range of asset classes throughout the corporate capital structure, including loans and debt securities, preferred equity securities and common equity securities. In some cases Oaktree accounts will hold an interest in one part of a company’s capital structure while one or more other accounts holds an interest in another part of that company’s capital structure. In such cases the interests of each account, including the Fund, may conflict with one another. If any matter arises that Oaktree determines in its good faith judgment constitutes an actual conflicts of interest between the Fund and any other Oaktree accounts, Oaktree may take such actions as may be necessary or appropriate to prevent or reduce the conflict. There is no guarantee that any conflicts that arise between the Fund, any Oaktree account, or Oaktree and its affiliates will be resolved in favor of the Fund. Such conflicts could have the effect of benefiting other Oaktree accounts, or Oaktree and its affiliates, and may have an adverse effect on the Fund or its investments.
In the course of providing investment management services, Oaktree and all principals, partners, officers, employees of Oaktree, as well as certain consultants and other external service providers, and its affiliates (collectively, “Oaktree Representatives”), likely will come into possession of material, nonpublic information which, if disclosed, might affect an investor’s decision to buy, sell or hold a security. Under applicable law, Oaktree and Oaktree Representatives may be prohibited from improperly disclosing or using such information for their personal benefit or for the benefit of any other person, including the Fund. In addition, certain accounts have acquired, and may in the future acquire, interests in companies that provide services to one or more other accounts. The payment of fees by accounts to a service provider owned in whole or in part by other accounts may give rise to potential conflicts of interest to the extent Oaktree directed or initiated such transaction. If Oaktree believes such instances may give rise to a conflict of interest, Oaktree will address such conflicts based on the facts and circumstances presented by each situation and attempt to employ measures to ensure that the accounts using the company’s services are charged arm’s-length prices for the services they receive. Such measures may include, where appropriate, having the company’s management control the negotiation of fees with the accounts to which services are provided and/or obtaining a “most favored nations” clause so that the accounts will automatically receive the benefit of the most favorable fees charged by the service provider to similarly situated clients. Oaktree and its employees may also receive certain benefits, such as discounts on products or services from companies in which an Oaktree account holds a significant ownership interest.
Conflicts Relating to Brookfield Asset Management In 2019, Brookfield acquired a majority interest in Oaktree. Oaktree is a wholly owned subsidiary of Brookfield. Together, Brookfield and Oaktree provide investors with one of the most comprehensive offerings of alternative investment products available today. While partnering to leverage one another’s strengths, Oaktree operates as an independent business within the Brookfield family, with its own product offerings and investment, marketing, and support teams. Brookfield and Oaktree have continued to operate their respective investment businesses largely independently, with each remaining under its own brand and led by its own management and investment teams. Brookfield and Oaktree manage their investment team independently of each other pursuant to an information barrier.
28

Oaktree accounts and their portfolio companies sometimes engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and, Brookfield and Brookfield’s clients (together, “Brookfield Accounts”) and their portfolio companies on the other hand. For so long as Brookfield and Oaktree manage their investment teams independently of each other pursuant to an information barrier, Oaktree, Oaktree accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree accounts and their portfolio companies, generally will be managed in accordance with disclosures set out in the governing documents and independently.
There is (and in the future will continue to be) overlap in investment strategies and investments pursued by Oaktree and Brookfield. Nevertheless, Oaktree generally does not coordinate or consult with Brookfield with respect to investment decisions of Oaktree accounts. While this absence of coordination and consultation, and the information barrier described above, in some respects serves to mitigate conflicts of interests between Oaktree and Brookfield, these same factors also give rise to certain conflicts and risks in connection with Brookfield’s and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because neither Brookfield nor Oaktree generally coordinate or consult with the other about investment activities and/or decisions made by the other, and neither Brookfield nor Oaktree is subject to any internal approvals over its respective investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Brookfield will pursue investment opportunities for Brookfield Accounts which would also be suitable for Oaktree accounts, but which are not made available to such Oaktree accounts. Brookfield Accounts and Oaktree accounts compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of investments. Brookfield has no obligation to, and generally will not, share investment opportunities that would also be suitable for the Oaktree accounts, and Oaktree and Oaktree accounts have no rights with respect to any such opportunities.
In addition, Brookfield is not restricted from forming or establishing new Brookfield Accounts, such as additional funds or successor funds, which directly compete with Oaktree accounts for investment opportunities. Brookfield Accounts also are not restricted from pursuing investment opportunities based in whole or in part on information, support and knowledge provided directly or indirectly by Oaktree. For example, Oaktree may provide Brookfield, from time to time, with access to marketing-related support, including, for example, introductions to investor relationships and other marketing facilitation activities. Such Brookfield Accounts could compete with or otherwise conduct their affairs without regard to any adverse impact on Oaktree accounts. In addition, Brookfield Accounts are permitted to make investments suitable for Oaktree accounts without the consent of the Oaktree accounts or Oaktree. From time to time, Brookfield Accounts and Oaktree accounts may purchase or sell an investment from or to each other, as well as jointly pursue investments.
In addition, from time to time, Brookfield Accounts hold interests in investments held by Oaktree accounts (or potential Oaktree account investments) and/or subsequently purchase (or sell) an interest in an investment held by Oaktree accounts (or potential Oaktree account investments). In such situations, Brookfield Accounts could benefit from Oaktree accounts’ activities. Conversely, Oaktree accounts could be adversely impacted by Brookfield’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, Brookfield may manage certain Brookfield Accounts’ investments in particular issuers in a way that is different from Oaktree accounts’ investments in the same issuers (including, for example, by investing in different portions of the issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner and/or buying or selling its interests at different times than the Oaktree accounts), which could adversely impact Oaktree accounts’ interests. Brookfield and its affiliates may take positions, give advice and provide recommendations that are different from, and potentially contrary to, those which are taken by, given or provided to Oaktree accounts, and are expected to hold interests that potentially are adverse to those held by Oaktree accounts. Brookfield has no obligation or duty to make available for the benefit of Oaktree accounts any information regarding its activities, strategies and/or views.
Brookfield and Oaktree are likely to be deemed to be affiliates of each other for purposes of certain laws and regulations, notwithstanding their operational independence and the existence of an information barrier between them, and from time to time Brookfield Accounts and Oaktree accounts will have positions (which in some cases will be significant) in the same issuers. In those cases Brookfield and Oaktree will frequently need to aggregate their investment holdings, including holdings of Brookfield Accounts and Oaktree accounts, for certain securities law purposes (including trading restrictions under Rule 144 under the Securities Act, reporting obligations under Section 13 of the Exchange Act and reporting and short-swing).
Control Persons
A principal shareholder is any person who owns of record or beneficially 5% or more of any class of the outstanding shares of the Fund. A control person is one who owns beneficially or through controlled companies more than 25% of the
29

voting securities of a company or acknowledges the existence of control. Shareholders with a controlling interest could affect the outcome of voting or the direction of management of the Fund. [As of [●], the Fund could be deemed to be under control of [●], which had voting authority with respect to approximately [●]% of the value of the outstanding interests in the Fund.]
As of [●], 2024, the officers and Directors, as a group, did not own any shares (aggregating all classes) of the Fund.
As of [●], 2024, the following persons were known to own of record or beneficially 5% or more of the outstanding shares of the Fund as indicated:
Class D Shares(1)
Oaktree Diversified Income Fund Inc.
Name and Address	% of Shares	Parent Company	Jurisdiction	Nature of Ownership(1)
[●]	[●]%	[●]	[●]	[Record]
(1)	Class D Shares of the Fund are not offered in this Statement of Additional Information.
Voting of Proxies
The Fund has delegated the voting of portfolio securities to the Adviser. The Fund has adopted the proxy voting procedures of the Adviser and has directed the Adviser to vote all proxies relating to the Fund’s voting securities in accordance with such procedures. The proxy voting procedures are attached as Appendix A. They are also on file with the SEC and can be reviewed and copied at the SEC’s Public Reference Room in Washington, D.C., and information on the operation of the Public Reference Room may be obtained by calling the SEC at 202-551-8090. The proxy voting procedures are also available on the EDGAR Database on the SEC’s Internet site (http://www.sec.gov) and copies of the proxy voting procedures may be obtained, after paying a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov, or by writing the SEC’s Public Reference Section, 100 F Street, N.E., Washington, D.C. 20549-0102.
30

DISTRIBUTION OF FUND SHARES
Quasar Distributors, LLC, a wholly owned subsidiary of Foreside Financial Group, LLC (dba ACA Group) (the “Distributor”), serves as the principal underwriter in the continuous public offering of the Fund’s shares pursuant to a distribution contract (the “Distribution Contract”) with the Fund, which is subject to annual approval by the Board. The Distributor is a registered broker-dealer and a member of the Financial Industry Regulatory Authority (“FINRA”). The Distributor’s principal business address is Three Canal Plaza, Suite 100, Portland, Maine 04101.
The Distribution Contract will continue in effect with respect to the Fund for successive one-year periods, provided that each such continuance is specifically approved: (i) by the vote of a majority of the Directors who are not interested persons of the Fund (as defined in the 1940 Act) and who have no direct or indirect financial interest in the Distribution Contract or the Management Agreement; and (ii) by the vote of a majority of the entire Board cast in person at a meeting called for that purpose.
The Fund has agreed to indemnify the Distributor and certain of the Distributor’s affiliates against certain liabilities, including certain liabilities arising under the 1933 Act, as amended. To the extent consistent with applicable law, the Distributor has agreed to indemnify the Fund and each Director against certain liabilities under the 1933 Act, as amended, and in connection with the services rendered to the Fund.
The Distributor acts as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the Distribution Contract. The Distributor is not obligated to sell any specific amount of Shares of the Fund.
The Fund was granted Exemptive Relief from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.
Pursuant to the Exemptive Relief, the Fund maintains a Multi-Class Plan pursuant to Rule 18f-3 under the 1940 Act. Although the Fund is not an open-end investment company, it will undertake to comply with the terms of Rule 18f-3 as a condition of the Exemptive Relief (which relief permits it to have, among other things, a multi-class structure and distribution and/or shareholder servicing fees). Under the Multi-Class Plan, shares of each class of the Fund will represent an equal pro rata interest in the Fund and, generally, have identical voting, dividend, liquidation, and other rights, preferences, powers, restrictions, limitations, qualifications, and terms and conditions, except that: (a) each class has a different designation; (b) each class of shares bears any class-specific expenses; and (c) each class shall have separate voting rights on any matter submitted to Shareholders in which the interests of one class differ from the interests of any other class, and shall have exclusive voting rights on any matter submitted to Shareholders that relates solely to that class.
The Fund pays the Distributor a fee of up to 0.75% of the average daily net assets of the Fund’s outstanding Class A Shares and Class U Shares, which may be used to cover expenses incurred by the Distributor for providing sales and promotional activities under the Fund’s Distribution and Servicing Plan, including the printing and distribution of sales literature and prospectuses sent to prospective investors. Authorized dealers to whom substantially the entire sales charge is reallowed may be deemed to be underwriters, according to the definition under the 1933 Act. Pursuant to the Distribution Contract between the Distributor and the Fund, the Fund agrees to indemnify the Distributor against certain liabilities under the 1933 Act. Any distribution related (i.e., Rule 12b-1) fee may be used in whole or in part to finance distribution activities, including sales compensation, and/or shareholder account liaison and servicing activities. The Distributor pays financial services firms’ fees for distributing the applicable shares.
The Fund may enter into arrangements with financial intermediaries to provide sub-transfer agent services and other related services (e.g., client statements, tax reporting, order-processing, and client relations) that otherwise could be handled by the Fund’s transfer agent, U.S. Bancorp Fund Services, LLC. As a result, these third parties may charge fees (sometimes called “sub-transfer agency fees”) to the Fund for these services, so long as such compensation does not exceed certain limits set from time to time by the Board of Directors in consultation with management. The Fund may compensate the institution rendering such services on a per-account basis, as an asset-based fee, based on transaction fees or other charges, or on a cost reimbursement basis, or in some cases, a combination of these inputs. The aggregate amount of sub-transfer agency fees may be substantial and may exceed the actual costs incurred in engaging in these services. Accordingly, financial intermediaries may realize a profit in connection with such services. (The Adviser, the Distributor, or an affiliate may make additional payments to intermediaries for these and other services, and their payments may be based on the same or other methods of calculation. See “Revenue Sharing” below.) Sub-transfer agency fees can comprise a substantial portion of the Fund’s ongoing expenses. While the Adviser and the Distributor consider these sub-transfer agency fees to be payments for services rendered, they represent an additional business relationship between these sub-transfer agents and the Fund that often results, at least in part, from past or present sales of Fund shares by the sub-transfer agents or their affiliates. While
31

sub-transfer agency fees and service levels are set in the market, there generally is limited comparative information available about them. The Fund and the Adviser also face certain conflicts of interest when considering these relationships in that the counterparty is both a prospective service provider and, typically, a distribution partner. The Adviser’s practice of paying sub-transfer agency fees above agreed limits as revenue sharing (as discussed further below) also creates conflicts of interest for the parties when considering sub-transfer agency relationships, and that is so both generally and in terms of the allocation of those fees between the Fund and the Adviser.
Distribution and Servicing Plan
The Fund has implemented a Distribution and Servicing Plan for each of the Class A Shares and Class U Shares of the Fund (the “Distribution and Servicing Plan”). The Distribution and Servicing Plan operates in a manner consistent with Rule 12b-1 under the 1940 Act, which regulates the manner in which an open-end investment company may directly or indirectly bear the expenses of distributing its shares. Although the Fund is not an open-end investment company, it will comply with the terms of Rule 12b-1 as a condition of the granted Exemptive Relief, which permits the Fund to have, among other things, a multi-class structure and distribution and shareholder servicing fees. The Distribution and Servicing Plan permits the Fund to compensate the Distributor for providing or procuring through financial firms, distribution, administrative, recordkeeping, shareholder and/or related services with respect to the Class A Shares and the Class U Shares, as applicable. Most or all of the distribution and/or service fees are paid to financial firms through which Shareholders may purchase or hold Class A Shares and Class U Shares, as applicable. Because these fees are paid out of the applicable share class’s assets on an ongoing basis, over time they will increase the cost of an investment in Class A Shares and Class U Shares and may cost you more than other types of sales charges.
The maximum annual rate at which distribution and/or service fees may be paid under the Distribution and Servicing Plan for each of Class A Shares and Class U Shares is 0.75% (calculated as a percentage of the Fund's average daily net assets attributable to the Class A Shares and Class U Shares, respectively). 0.25% of such fee is a shareholder servicing fee and the remaining portion is a distribution fee.
The Adviser, the Distributor or an affiliate may make additional payments to intermediaries for these and other services, and their payments may be based on the same or other methods of calculation. See "Revenue Sharing" below.
Revenue Sharing
The Adviser, the Administrator, or an affiliate may, from time to time, out of its (or their) own resources, make substantial cash payments — sometimes referred to as “revenue sharing” — to broker-dealers or financial intermediaries for various reasons. The revenue sharing payments do not change the price paid by investors for the purchase of the Fund’s shares or the amount the Fund will receive as proceeds from such sales. Although a broker-dealer or financial intermediary may seek revenue sharing payments to offset costs incurred by the firm in servicing its clients who have invested in the Fund, the aggregate amount of these payments to broker-dealers or financial intermediaries may be substantial and may exceed the actual costs incurred in engaging in these promotional activities or services. Accordingly, broker-dealers or financial intermediaries may realize a profit in connection with such activities or services.
Revenue sharing payments may support the delivery of services to the Fund or to shareholders in the Fund, including, without limitation, transaction processing and sub-accounting services. These payments also may serve as an incentive to sell shares of the Fund and/or to promote retention of customer assets in the Fund. The Distributor, the Adviser, the Administrator, or an affiliate does not consider a broker-dealer or financial intermediary’s sale of shares of the Fund when selecting brokers or dealers to effect portfolio transactions for the Fund.
Revenue sharing also may include any other payment requirement of a broker-dealer or another third-party intermediary. All such payments are paid by the Adviser, the Distributor, the Administrator, or an affiliate of either out of its (or their) own resources and are in addition to any Rule 12b-1 payments described elsewhere in this Statement of Additional Information. Revenue sharing payments may be structured, among other means, (i) as a percentage of sales; (ii) as a percentage of net assets; (iii) as a flat fee per transaction; (iv) as a fixed dollar amount; or (v) as some combination of any of these. In many cases, they therefore may be viewed as encouraging sales activity or retention of assets in the Fund. Generally, any revenue sharing or other payments of the type just described will have been requested by the party receiving them, often as a condition of distribution, but are subject to negotiation as to their structure and scope. Various factors are used to determine whether to make revenue sharing payments. Possible considerations include, without limitation, the types of services provided by the broker-dealer or financial intermediary, sales of Fund shares, the redemption rates on accounts of clients of the broker-dealer or financial intermediary or overall asset levels of the Fund held for or by clients of the broker-dealer or financial intermediary, the willingness of the broker-dealer or financial intermediary to allow the Distributor, the Adviser, or an affiliate to provide educational and training support for the broker-dealer’s or financial intermediary’s sales personnel relating to the Fund, as well as the overall quality of the services provided by the broker-dealer or financial intermediary.
Shareholders or prospective investors should be aware that revenue sharing arrangements or other payments to intermediaries could create incentives on the part of the parties receiving the payments to consider selling more shares of the Fund relative to other funds either not making payments of this nature or making smaller such payments. A Shareholder or prospective investor with questions regarding revenue sharing or other such payments may obtain more details by contacting his or her broker representative or other financial intermediary directly.
32

How to Purchase Shares
The methods of buying and selling shares and the sales charges applicable to purchases of shares of the Fund are described in the Prospectus.
REPURCHASE OF COMMON SHARES
In order to provide some liquidity to Shareholders, the Fund makes quarterly offers to repurchase between 5% and 25% of its outstanding Shares at net asset value. Notices of each quarterly repurchase offer are sent to Shareholders at least 21 days before the “Repurchase Request Deadline” (i.e., the date by which Shareholders can tender their Shares in response to a repurchase offer). The Fund determines the NAV applicable to repurchases no later than the 14 days after the Repurchase Request Deadline (or the next business day, if the 14th day is not a business day) (the “Repurchase Pricing Date”). The Fund expects to distribute payment to Shareholders within 5 business days after the Repurchase Pricing Date and will distribute such payment no later than seven calendar days after such date. The Fund’s Shares are not listed on any securities exchange, and the Fund anticipates that no secondary market will develop for its Shares. Investors should consider Shares of the Fund to be an illiquid investment. Accordingly, you may not be able to sell Shares when and/or in the amount that you desire. Thus, Shares are appropriate only as a long-term investment. In addition, the Fund’s repurchase offers may subject the Fund and Shareholders to special risks.
The section entitled “Periodic Repurchase Offers” in the Prospectus discusses the type and timing of notice for repurchase offers, the effects of oversubscribed repurchase offers, the determination of the repurchase price, payment by the Fund for Shares tendered in a repurchase offer, the effect of repurchase policies on the liquidity of the Fund, the consequences of repurchase offers, and other details regarding the repurchase offers, including associated risks. The Fund’s fundamental policies with respect to repurchase offers are discussed in “Investment Restrictions” in this Statement of Additional Information.
See “Principal Risks of the Fund — Repurchase Offers Risk” in the Prospectus for a description of the risks associated with the Fund’s repurchase offers. In addition, the repurchase of Shares by the Fund will be a taxable event to Shareholders. For a discussion of these tax consequences, see “Taxation” below.
In addition to the Fund’s policy to make periodic repurchase offers as described above, the Board may consider additional repurchases of its Shares on the open market or in private transactions, the making of a tender offer for such shares, or the conversion of the Fund to an open-end investment company (described below). The Fund cannot assure you that its Board will decide to take or propose any of these actions.
Subject to its investment limitations, the Fund may borrow to finance the repurchase of shares or to make a tender offer. Interest on any borrowings to finance share repurchase transactions or the accumulation of cash by the Fund in anticipation of share repurchases or tenders will reduce the Fund’s net income and gains. Any share repurchase, tender offer, or borrowing that might be approved by the Board would have to comply with the 1940 Act and the rules and regulations thereunder and other applicable law.
PORTFOLIO TRANSACTIONS AND BROKERAGE
Pursuant to the Management Agreement, the Adviser determines which securities are to be purchased and sold by the Fund and which broker-dealers are eligible to execute the Fund’s portfolio transactions. The Fund does not intend to use any affiliated broker-dealers.
In placing portfolio transactions, the Adviser will seek best execution. The full range and quality of services available will be considered in making these determinations, such as: the price of the security; the commission rate; the execution capability, including execution speed and reliability; trading expertise and knowledge of the other side of the trade; reputation and integrity; market depth and available liquidity; recent order flow; timing and size of an order; and other factors. In those instances where it is reasonably determined that more than one broker-dealer can offer the services needed to obtain the most favorable price and execution available, consideration may be given to those broker-dealers which furnish or supply research and statistical information to the Adviser that it may lawfully and appropriately use in its investment advisory capacities, as well as provide other services in addition to execution services. The Adviser considers such information, which is in addition to and not in lieu of the services required to be performed by the Adviser under the Management Agreement, to be useful in varying degrees, but of indeterminable value.
While it is the Fund’s general policy to first seek to obtain the most favorable price and execution available in selecting a broker-dealer to execute portfolio transactions for the Fund, in accordance with Section 28(e) under the 1934 Act, when it is determined that more than one broker can deliver best execution, weight is also given to the ability of a broker-dealer to
33

furnish brokerage and research services to the Fund or to the Adviser, even if the specific services are not directly useful to the Fund and may be useful to the Adviser in advising other clients. In negotiating commissions with a broker or evaluating the spread to be paid to a dealer, the Fund may therefore pay a higher commission or spread than would be the case if no weight were given to the furnishing of these supplemental services, provided that the amount of such commission or spread has been determined in good faith by the Adviser to be reasonable in relation to the value of the brokerage and/or research services provided by such broker-dealer.
Investment decisions for the Fund are made independently from those of other client accounts or other funds managed or advised by the Adviser. Nevertheless, it is possible that at times identical securities will be acceptable for both the Fund and one or more of such client accounts or other funds. In such event, the position of the Fund and such client account(s) or other funds in the same issuer may vary and the length of time that each may choose to hold its investment in the same issuer may likewise vary. However, to the extent any of these client accounts or other funds seek to acquire the same security as the Fund at the same time, the Fund may not be able to acquire as large a portion of such security as it desires, or it may have to pay a higher price or obtain a lower yield for such security. Similarly, the Fund may not be able to obtain as high a price for, or as large an execution of, an order to sell any particular security at the same time. If one or more of such client accounts or other funds simultaneously purchases or sells the same security that the Fund is purchasing or selling, each day’s transactions in such security will be allocated between the Fund and all such client accounts or other funds in a manner deemed equitable by the Adviser, taking into account the respective sizes of the accounts and the amount of cash available for investment, the investment objective of the account, and the ease with which a client’s appropriate amount can be bought, as well as the liquidity and volatility of the account and the urgency involved in making an investment decision for the client. It is recognized that in some cases this system could have a detrimental effect on the price or value of the security insofar as the Fund is concerned. In other cases, however, it is believed that the ability of the Fund to participate in volume transactions may produce better executions for the Fund.
For the fiscal years ended December 31, 2023 and December 31, 2022, and the fiscal period ended December 31, 2021, the Fund did not pay any brokerage commissions.
The table below indicates the portion of the Fund’s brokerage commissions for the fiscal years ended December 31, 2023 and December 31, 2022 and for the fiscal period ended December 31, 2021 (from the table above) that was directed to brokers who, in addition to providing trade execution, also supplied that Fund or the Adviser with research services.
Oaktree Diversified Income Fund Inc.	Dollar Value of Securities Traded	Related Soft Dollar Brokerage Commissions
2023	$185,151,806	$0
2022	$127,876,511	$0
2021	$148,594,385	$0
Securities Owned in the Fund by the Portfolio Managers
The table below identifies the dollar value (in ranges) of investments beneficially held by the Portfolio Managers in the Fund as of December 31, 2023.
Portfolio Managers	Dollar Range of Equity Securities in the Fund Beneficially Owned by Portfolio Managers (1)
Bruce Karsh	A
Wayne Dahl	A
Armen Panossian	A
Danielle Poli	A
David Rosenberg	A

(1)
Key to Dollar Ranges: A) none; B) $1–$10,000; C) $10,001–$50,000; D) $50,001–$100,000; E) $100,001–$500,000; F) $500,001–$1,000,000; or G) over $1,000,000.

DISTRIBUTIONS
See “Distributions” in the Prospectus for information relating to distributions to Fund shareholders.
34

NET ASSET VALUE
The Fund’s NAV per Share is computed by dividing the total current value of the assets of the Fund, less its liabilities, by the total number of Shares outstanding at the time of such computation. The Fund computes its NAV per Share as of the close of trading on each day the New York Stock Exchange (“NYSE”) is open for trading.
The Board has adopted procedures for the valuation of the Fund’s securities. The Adviser oversees the day to day responsibilities for valuation determinations under these procedures. The Board regularly reviews the application of these procedures to the securities in the Fund’s portfolio. The Adviser’s Valuation Committee is comprised of senior members of the Adviser’s management team.
The Board has designated the Adviser as the valuation designee pursuant to Rule 2a-5 under the 1940 Act to perform fair value determination relating to any or all Fund investments. The Board oversees the Adviser in its role as the valuation designee in accordance with the requirements of Rule 2a-5 under the 1940 Act.
Investments in equity securities listed or traded on any securities exchange or traded in the over-the-counter market are valued at the last trade price as of the close of business on the valuation date. If the NYSE closes early, then the equity security will be valued at the last traded price before the NYSE close. Prices of foreign equities that are principally traded on certain foreign markets will generally be adjusted daily pursuant to a fair value pricing service approved by the Board in order to reflect an adjustment for the factors occurring after the close of certain foreign markets but before the NYSE close. When fair value pricing is employed, the value of the portfolio securities used to calculate the Fund’s NAV may differ from quoted or official closing prices. Investments in open-end registered investment companies, if any, are valued at the NAV as reported by those investment companies.
Securities for which market prices are not readily available, cannot be determined using the sources described above, or the Adviser’s Valuation Committee determines that the quotation or price for a portfolio security provided by a broker-dealer or an independent pricing service is inaccurate will be valued at a fair value determined by the Adviser’s Valuation Committee following the procedures adopted by the Adviser under the supervision of the Board. The Adviser’s valuation policy establishes parameters for the sources, methodologies, and inputs the Adviser’s Valuation Committee uses in determining fair value.
The fair valuation methodology may include or consider the following guidelines, as appropriate: (1) evaluation of all relevant factors, including but not limited to, pricing history, current market level, supply and demand of the respective security; (2) comparison to the values and current pricing of securities that have comparable characteristics; (3) knowledge of historical market information with respect to the security; (4) other factors relevant to the security which would include, but not be limited to, duration, yield, fundamental analytical data, the Treasury yield curve, and credit quality. The fair value may be difficult to determine and thus judgment plays a greater role in the valuation process. Imprecision in estimating fair value can also impact the amount of unrealized appreciation or depreciation recorded for a particular portfolio security and differences in the assumptions used could result in a different determination of fair value, and those differences could be material. For those securities valued by fair valuations, the Adviser’s Valuation Committee reviews and affirms the reasonableness of the valuations based on such methodologies and fair valuation determinations on a regular basis after considering all relevant information that is reasonably available. There can be no assurance that the Fund could purchase or sell a portfolio security at the price used to calculate the Fund’s NAV.
An internal pricing hierarchy has been established to maximize the use of observable market data and minimize the use of unobservable inputs and to establish classification of fair value measurements for disclosure purposes. Observable inputs are inputs that reflect the assumptions market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the reporting entity. Unobservable inputs are inputs that reflect the reporting entity’s own assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances.
Valuations of Fund investments are disclosed in reports publicly filed with the SEC. The Advisers will provide the Board of Directors with periodic reports, no less than quarterly, that discuss the functioning of the valuation process, if applicable to that period, and that identify issues and valuation problems that have arisen, if any.
Under certain circumstances, the NAV per Share of a class of the Fund’s Shares may be different from the per share NAV of another class of shares as a result of the different daily expense accruals applicable to each class of shares.
TAXATION
Set forth below is a discussion of the material U.S. federal income tax aspects concerning the Fund and the purchase, ownership, and disposition of Shares. This discussion does not purport to be complete or to deal with all aspects of U.S. federal income taxation that may be relevant to Shareholders in light of their particular circumstances. Unless otherwise noted,
35

this discussion applies only to U.S. shareholders that hold Shares as capital assets. A U.S. shareholder is an individual who is a citizen or resident of the United States, a U.S. corporation (or other entity taxable as a corporation for U.S. federal income tax purposes), a trust if it (a) is subject to the primary supervision of a court in the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust or (b) has made a valid election to be treated as a U.S. person, or any estate the income of which is subject to U.S. federal income tax regardless of its source. This discussion is based upon present provisions of the Code, the regulations promulgated thereunder, and judicial and administrative ruling authorities, all of which are subject to change, or differing interpretations (possibly with retroactive effect). This discussion does not represent a detailed description of the U.S. federal income tax consequences relevant to special classes of taxpayers including, without limitation, financial institutions, insurance companies, real estate investment trusts, pass-through entities (or investors therein), U.S. shareholders whose “functional currency” is not the U.S. dollar, tax-exempt organizations, dealers in securities or currencies, traders in securities or commodities that elect mark to market treatment, or persons that will hold Shares as a position in a “straddle,” “hedge,” or as part of a “constructive sale” for U.S. federal income tax purposes. In addition, this discussion does not address the application of the Medicare tax on net investment income or the U.S. federal alternative minimum tax. Prospective investors should consult their tax advisers with regard to the U.S. federal tax consequences of the purchase, ownership, or disposition of Shares, as well as the tax consequences arising under the laws of any state, foreign country, or other taxing jurisdiction.
Taxation of the Fund
The Fund intends to elect to be treated, and intends to qualify annually thereafter, as a regulated investment company (a “RIC”) under Subchapter M of the Code.
To qualify for the favorable U.S. federal income tax treatment generally accorded to RICs, the Fund must, among other things: (i) derive in each taxable year at least 90% of its gross income from (a) dividends, interest (including tax-exempt interest), payments with respect to securities loans and gains from the sale or other disposition of stock, securities or foreign currencies or other income (including but not limited to gains from options, futures, or forward contracts) derived with respect to its business of investing in such stock, securities, or currencies; and (b) net income derived from interests in certain publicly traded partnerships that are treated as partnerships for U.S. federal income tax purposes and that derive less than 90% of their gross income from the items described in (a) above (each a “Qualified Publicly Traded Partnership”); and (ii) diversify its holdings so that, at the end of each quarter of the taxable year, (a) at least 50% of the value of the Fund’s assets is represented by cash and cash items (including receivables), U.S. government securities, the securities of other RICs, and other securities, with such other securities limited, with respect to any one issuer, to an amount not greater than 5% of the value of the Fund’s total assets and not greater than 10% of the outstanding voting securities of such issuer, and (b) not more than 25% of the value of its total assets is represented by the securities of (I) any one issuer (other than U.S. government securities or the securities of other RICs), (II) any two or more issuers (other than securities of other RICs) that the Fund controls (by owning 20% or more of the outstanding voting securities of such issuer) and that are engaged in the same, similar, or related trades or businesses, or (III) any one or more Qualified Publicly Traded Partnerships.
As a RIC, the Fund generally will not be subject to U.S. federal income tax on its investment company taxable income (as that term is defined in the Code, but determined without regard to the deduction for dividends paid) and net capital gain (the excess of net long-term capital gain over net short-term capital loss), if any, that it distributes in each taxable year to shareholders, provided that it distributes at least 90% of the sum of its investment company taxable income and its net tax-exempt income for such taxable year. The Fund intends to distribute to shareholders, at least annually, substantially all of its investment company taxable income and net capital gain.
Amounts not distributed on a timely basis in accordance with a calendar year distribution requirement are subject to a nondeductible 4% U.S. federal excise tax. To prevent imposition of the excise tax, the Fund must distribute during each calendar year an amount at least equal to the sum of (i) 98% of its ordinary income (not taking into account any capital gains or losses) for the calendar year, (ii) 98.2% of its capital gains in excess of its capital losses (adjusted for certain ordinary losses) for the one-year period ending October 31 of the calendar year, and (iii) any ordinary income and capital gains for previous years that were not distributed during those years. For these purposes, the Fund will be deemed to have distributed any income or gains on which it paid U.S. federal income tax.
A distribution will be treated as paid on December 31 of any calendar year if it is declared by the Fund in October, November, or December with a record date in such a month and paid by the Fund during January of the following calendar year. Such distributions will be taxable to Shareholders in the calendar year in which the distributions are declared, rather than the calendar year in which the distributions are received. As of December 31, 2023, the Fund had short-term and long-term capital loss carryforwards of $2,645,116 and $1,750,773, respectively. The capital loss carryforwards will not expire.
If the Fund failed to qualify as a RIC or failed to satisfy the 90% distribution requirement in any taxable year, the Fund would be subject to U.S. federal income tax at regular corporate rates on its taxable income (including its net capital gain),
36

even if such income were distributed to shareholders, and all distributions out of earnings and profits (including distributions of net capital gain) would be taxed to Shareholders as ordinary dividend income. Such distributions generally would be eligible (i) to be treated as “qualified dividend income” in the case of individual and other non-corporate Shareholders and (ii) for the dividends received deduction in the case of corporate Shareholders. In addition, the Fund could be required to recognize unrealized gains, pay taxes, and make distributions (which could be subject to interest charges) before requalifying for taxation as a RIC.
Distributions
Distributions to Shareholders of ordinary income (including “market discount” realized by the Fund on the sale of debt securities), and of net short-term capital gains, if any, realized by the Fund will generally be taxable to Shareholders as ordinary income to the extent that such distributions are paid out of the Fund’s current or accumulated earnings and profits. Distributions, if any, of net capital gains properly reported as “capital gain dividends” will be taxable as long-term capital gains, regardless of the length of time the Shareholder has owned Shares. A distribution of an amount in excess of the Fund’s current and accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be treated by a Shareholder as a return of capital which will be applied against and reduce the Shareholder’s tax basis in his or her Shares (but not below zero). To the extent that the amount of any such distribution exceeds the Shareholder’s basis in his or her Shares, the excess will be treated by the Shareholder as gain from a sale of the Shares. Distributions paid by the Fund generally will not be eligible for the dividends received deduction allowed to corporations or for the reduced rates applicable to certain qualified dividend income received by non-corporate Shareholders.
Distributions will be treated in the manner described above regardless of whether such distributions are paid in cash or invested in additional Shares pursuant to the Plan. Shareholders receiving distributions in the form of additional Shares will generally be treated as receiving a distribution in the amount of cash that they would have received if they had elected to receive the distribution in cash. The additional Shares received by a Shareholder pursuant to the Plan will have a new holding period commencing on the day following the day on which the Shares were credited to the Shareholder’s account.
The Fund may elect to retain its net capital gain or a portion thereof for investment and be taxed at corporate rates on the amount retained. In such case, it may designate the retained amount as undistributed capital gains in a notice to Shareholders, who will be treated as if each received a distribution of his pro rata share of such gain, with the result that each Shareholder will (i) be required to report its pro rata share of such gain on its tax return as long-term capital gain, (ii) receive a refundable tax credit for its pro rata share of tax paid by the Fund on the gain and (iii) increase the tax basis for its Shares by an amount equal to the deemed distribution less the tax credit.
The IRS currently requires that a RIC that has two or more classes of stock allocate to each such class proportionate amounts of each type of its income (such as ordinary income and capital gains) based upon the percentage of total dividends paid to each class for the tax year. Accordingly, if the Fund issues preferred shares, the Fund intends to allocate capital gain dividends, if any, between its Shares and preferred shares in proportion to the total dividends paid to each class with respect to such tax year. Shareholders will be notified annually as to the U.S. federal tax status of distributions.
Sale or Other Taxable Disposition of Shares
Upon the sale or other taxable disposition of Shares (except pursuant to a repurchase by the Fund, as described below), a Shareholder will generally realize a capital gain or loss in an amount equal to the difference between the amount realized and the Shareholder’s adjusted tax basis in the Shares sold. Such gain or loss will be long-term or short-term, depending upon the Shareholder’s holding period for the Shares. Generally, a Shareholder’s gain or loss will be a long-term gain or loss if the Shares have been held for more than one year. For non-corporate taxpayers, long-term capital gains are currently eligible for reduced rates of taxation.
No loss will be allowed on the sale or other taxable disposition of Shares if the owner acquires (including pursuant to the Plan) or enters into a contract or option to acquire securities that are substantially identical to such Shares within 30 days before or after the disposition. In such a case, the basis of the securities acquired will be adjusted to reflect the disallowed loss. Losses realized by a Shareholder on the sale or other taxable disposition of Shares held for six months or less are treated as long-term capital losses to the extent of any distribution of long-term capital gain received (or amounts designated as undistributed capital gains) with respect to such Shares.
From time to time, the Fund may offer to repurchase its outstanding Shares. Shareholders who tender all Shares held, or considered to be held, by them will be treated as having sold their Shares and generally will realize a capital gain or loss. If a Shareholder tenders fewer than all of its Shares or fewer than all Shares tendered are repurchased, such Shareholder may be treated as having received a taxable dividend upon the tender of its Shares. In such a case, there is a risk that non-tendering
37

Shareholders, and Shareholders who tender some but not all of their Shares or fewer than all of whose Shares are repurchased, in each case whose percentage interests in the Fund increase as a result of such tender, will be treated as having received a taxable distribution from the Fund.
Under U.S. Treasury regulations, if a Shareholder recognizes a loss with respect to Shares of $2 million or more for an individual shareholder or $10 million or more for a corporate shareholder, the shareholder must file with the IRS a disclosure statement on IRS Form 8886. Direct shareholders of portfolio securities are in many cases excepted from this reporting requirement, but under current guidance, shareholders of a RIC are not excepted. Future guidance may extend the current exception from this reporting requirement to shareholders of most or all RICs. The fact that a loss is reportable under these regulations does not affect the legal determination of whether the taxpayer’s treatment of the loss is proper. Shareholders should consult their tax advisers to determine the applicability of these regulations in light of their individual circumstances.
Nature of Fund’s Investments
Certain of the Fund’s hedging and derivatives transactions are subject to special and complex U.S. federal income tax provisions that may, among other things, (i) disallow, suspend, or otherwise limit the allowance of certain losses or deductions, (ii) convert lower-taxed, long-term capital gain into higher-taxed, short-term capital gain or ordinary income, (iii) convert an ordinary loss or a deduction into a capital loss (the deductibility of which is more limited), (iv) cause the Fund to recognize income or gain without a corresponding receipt of cash, (v) adversely affect the time as to when a purchase or sale of stock or securities is deemed to occur, (vi) adversely alter the intended characterization of certain complex financial transactions, and (vii) produce income that will not be treated as qualifying income for purposes of the 90% gross income test described above.
These rules could therefore affect the character, amount, and timing of distributions to Shareholders and the Fund’s status as a RIC. The Fund will monitor its transactions and may make certain tax elections in order to mitigate the effect of these provisions.
Below Grade Investments
The Fund expects to invest a substantial portion of its Managed Assets in below investment grade (high-yield) instruments, commonly known as “high-yield” or “junk” instruments. Investments in these types of instruments may present special tax issues for the Fund. U.S. federal income tax rules are not entirely clear about issues such as when the Fund may cease to accrue interest, original issue discount or market discount, when and to what extent deductions may be taken for bad debts or worthless instruments, how payments received on obligations in default should be allocated between principal and income, and whether exchanges of debt obligations in a bankruptcy or workout context are taxable. These and other issues will be addressed by the Fund, to the extent necessary, to preserve its status as a RIC and to distribute sufficient income to not become subject to U.S. federal income tax.
Original Issue Discount
Investments by the Fund in debt obligations that are treated under applicable tax rules as having original issue discount (such as zero coupon securities, debt instruments with pay-in-kind interest, step-up bonds, or other discount securities) will result in income to the Fund equal to the accrued original issue discount each year during which the Fund holds the securities, even if the Fund receives no corresponding cash interest payments. If the Fund purchases debt instruments as part of a package of investments where the Fund also invests in common stock, other equity securities, or warrants, the Fund might be required to accrue original issue discount in an amount equal to the value of such common stock, other equity securities, or warrants (even if the face amount of such debt instruments does not exceed the Fund’s purchase price for such package of investments). Original issue discount is included in determining the amount of income which the Fund must distribute to maintain its qualification for the favorable U.S. federal income tax treatment generally accorded to RICs and to avoid the payment of U.S. federal income tax and the nondeductible 4% U.S. federal excise tax. Because such income may not be matched by a corresponding cash distribution to the Fund, the Fund may be required to borrow money or dispose of other securities to be able to make distributions to Shareholders.
Market Discount Securities
In general, the Fund will be treated as having acquired a security with market discount if its stated redemption price at maturity (or, in the case of a security issued with original issue discount, its revised issue price) exceeds the Fund’s initial tax basis in the security by more than a statutory de minimis amount. The Fund will be required to treat any principal payments on, or any gain derived from the disposition of, any securities acquired with market discount as ordinary income to the extent of the accrued market discount, unless the Fund makes an election to accrue market discount on a current basis. If this
38

election is not made, all or a portion of any deduction for interest expense incurred to purchase or carry a market discount security may be deferred until the Fund sells or otherwise disposes of such security.
Currency Fluctuations
Under Section 988 of the Code, gains or losses attributable to fluctuations in exchange rates between the time the Fund accrues income or receivables or expenses or other liabilities denominated in a foreign currency and the time the Fund actually collects such income or receivables or pays such liabilities are generally treated as ordinary income or loss. Similarly, gains or losses on foreign currency, foreign currency forward contracts, certain foreign currency options or futures contracts, and the disposition of debt securities denominated in foreign currency, to the extent attributable to fluctuations in exchange rates between the acquisition and disposition dates, are also treated as ordinary income or loss.
Foreign Taxes
The Fund’s investment in non-U.S. securities may be subject to non-U.S. withholding taxes. In that case, the Fund’s yield on those securities would be decreased. Shareholders will generally not be entitled to claim a credit or deduction with respect to foreign taxes paid by the Fund.
Preferred Shares or Borrowings
If the Fund utilizes leverage through the issuance of preferred shares or borrowings, it may be restricted by certain covenants with respect to the declaration of, and payment of, dividends on Shares in certain circumstances. Limits on the Fund’s payments of dividends on Shares may prevent the Fund from meeting the distribution requirements described above, and may, therefore, jeopardize the Fund’s qualification for taxation as a RIC and possibly subject the Fund to the 4% excise tax. The Fund will endeavor to avoid restrictions on its ability to make dividend payments.
Backup Withholding
The Fund may be required to withhold from all distributions and redemption proceeds payable to U.S. Shareholders who fail to provide the Fund with their correct taxpayer identification numbers or to make required certifications, or who have been notified by the IRS that they are subject to backup withholding. Certain shareholders specified in the Code generally are exempt from such backup withholding. This backup withholding is currently imposed at a federal rate of 24% and is not an additional tax. Any amounts withheld may be refunded or credited against the Shareholder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.
Foreign Shareholders
U.S. taxation of a shareholder who is a nonresident alien individual, a foreign trust or estate, or a foreign corporation, as defined for U.S. federal income tax purposes (a “foreign shareholder”), depends on whether the income from the Fund is “effectively connected” with a U.S. trade or business carried on by the shareholder.
If the income from the Fund is not “effectively connected” with a U.S. trade or business carried on by the foreign shareholder, distributions of investment company taxable income will be subject to a U.S. tax of 30% (or lower treaty rate), which tax is generally withheld from such distributions. However, dividends paid by the Fund that are “interest-related dividends” or “short-term capital gain dividends” will generally be exempt from such withholding, in each case to the extent the Fund properly reports such dividends to shareholders. For these purposes, interest-related dividends and short-term capital gain dividends generally represent distributions of interest or short-term capital gains that would not have been subject to U.S. federal withholding tax at the source if received directly by a foreign shareholder, and that satisfy certain other requirements. A foreign shareholder whose income from the Fund is not “effectively connected” with a U.S. trade or business would generally be exempt from U.S. federal income tax on capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains, and any gains realized upon the sale or taxable disposition of Shares.
However, a foreign shareholder who is a nonresident alien individual and is physically present in the United States for more than 182 days during the taxable year and meets certain other requirements will nevertheless be subject to a U.S. tax of 30% on such capital gain dividends, undistributed capital gains, and gains realized upon the sale or taxable disposition of Shares.
If the income from the Fund is “effectively connected” with a U.S. trade or business carried on by a foreign shareholder, then distributions of investment company taxable income, any capital gain dividends, any amounts retained by the Fund that are designated as undistributed capital gains, and any gains realized upon the sale or other taxable disposition of Shares will be subject to U.S. federal income tax at the graduated rates applicable to U.S. citizens, residents, or domestic corporations. Foreign corporate shareholders may also be subject to the branch profits tax imposed by the Code.
39

The Fund may be required to withhold from distributions that are otherwise exempt from U.S. federal withholding tax (or taxable at a reduced treaty rate) unless the foreign shareholder certifies his or her foreign status under penalties of perjury or otherwise establishes an exemption.
The tax consequences to a foreign shareholder entitled to claim the benefits of an applicable tax treaty may differ from those described herein. Foreign shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.
Additional Withholding Requirements
Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% United States federal withholding tax may apply to any ordinary dividends and other distributions that the Fund pays to (i) a “foreign financial institution” (as specifically defined in the Code), whether such foreign financial institution is the beneficial owner or an intermediary, unless such foreign financial institution agrees to verify, report, and disclose its U.S. “account” holders (as specifically defined in the Code) and meets certain other specified requirements or (ii) a non-financial foreign entity, whether such non-financial foreign entity is the beneficial owner or an intermediary, unless such entity provides a certification that the beneficial owner of the payment does not have any substantial U.S. owners or provides the name, address, and taxpayer identification number of each such substantial U.S. owner and certain other specified requirements are met. In certain cases, the relevant foreign financial institution or non-financial foreign entity may qualify for an exemption from, or be deemed to be in compliance with, these rules. In addition, foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. The Fund will not pay Shareholders any additional amounts in respect of amounts withheld under FATCA. You should consult your own tax adviser regarding FATCA and whether it may be relevant to your ownership and disposition of Shares.
Other Taxation
Shareholders may be subject to state, local, and foreign taxes on their Fund distributions. Shareholders are advised to consult their own tax advisers with respect to the particular tax consequences to them of an investment in the Fund.
CUSTODIAN, TRANSFER AGENT, AND DIVIDEND DISBURSEMENT AGENT
The primary custodian of the assets of the Fund is U.S. Bank National Association, located at 1555 North Rivercenter Drive, Suite 302, Milwaukee, Wisconsin 53212. The custodian performs custodial and fund accounting services and compliance services on behalf of the Fund. U.S. Bancorp Fund Services, LLC, located at 615 East Michigan Street, Milwaukee, Wisconsin 53202, serves as the Fund’s transfer agent and dividend disbursing agent with respect to the Shares of the Fund.
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
[•] is the independent registered public accounting firm of the Fund and audits the financial statements of the Fund. [•] is located at [•].
COUNSEL
Certain legal matters in connection with the common shares will be passed upon for the Fund by Paul Hastings LLP and, with respect to certain matters of Maryland law, by Venable LLP. Paul Hastings LLP may rely on the opinion of Venable LLP as to certain matters of Maryland law.
ADDITIONAL INFORMATION
A Registration Statement on Form N-2, including amendments thereto, relating to the Shares offered hereby, has been filed by the Fund with the SEC in Washington, D.C. The Fund’s Prospectus and this Statement of Additional Information do not contain all of the information set forth in the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Shares offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Fund’s Prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC or on the SEC’s website at http://www.sec.gov.
40

REGISTRATION STATEMENT
A Registration Statement on Form N-2, including any amendments thereto (the “Registration Statement”), relating to the Shares of the Fund offered hereby, has been filed by the Fund with the SEC, Washington, D.C. The Prospectus and this Statement of Additional Information are parts of, but do not contain all of the information set forth in, the Registration Statement, including any exhibits and schedules thereto. For further information with respect to the Fund and the Common Shares offered or to be offered hereby, reference is made to the Fund’s Registration Statement. Statements contained in the Prospectus and this Statement of Additional Information as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. Copies of the Registration Statement may be inspected without charge at the SEC’s principal office in Washington, D.C., and copies of all or any part thereof may be obtained from the SEC upon the payment of certain fees prescribed by the SEC.
41

FINANCIAL STATEMENTS
Class A Shares and Class U Shares have not yet commenced operations as of the date of this Statement of Additional Information and, therefore, no financial information is available. Once produced, you can obtain a copy of the financial statements contained in the Fund’s semi-annual or annual reports without charge by calling the Fund (toll-free) at 1-855-244-4859.
The annual shareholder report, once available for Class A Shares and Class U Shares, may be obtained without charge by writing to the Fund at Oaktree Diversified Income Fund Inc., 225 Liberty Street, 35th Floor, New York, New York 10281-1023.
42

Appendix A
Clients often grant Oaktree Fund Advisors, LLC (“Oaktree”) the authority to vote proxies on their behalf. Proxy statements increasingly contain controversial issues involving shareholder rights and corporate governance, among others, which deserve careful review and consideration. Oaktree has adopted and implemented policies and procedures that are reasonably designed to ensure that proxies are voted in the best interest of investors and clients, in accordance with our fiduciary duties and SEC Rule 206(4)6 under the Advisers Act. Our authority to vote the proxies of our clients is established by the investment management agreements or similar documents.
Oaktree maintains written proxy voting guidelines, which are amended as necessary. The proxy voting guidelines address a broad range of issues, including the selection of directors, executive compensation, proxy contests and tender offer defenses. We generally vote in the manner as noted within the guidelines, unless a different vote is deemed prudent under the specific circumstances, taking into consideration the contractual obligations under any investment management agreement, or other comparable document, and all other relevant facts and circumstances at the time of the vote. It is our policy to perform a detailed review of each proxy statement when considering the voting recommendations of the guidelines.
1. Delegation of Voting Responsibility and Account Set Up
It is the responsibility of the Legal personnel who prepares or reviews an investment management agreement, or other comparable document, to ensure that such agreement, prior to, or at the time of execution, assigns responsibility of voting proxies, whether it be retained by the client or delegated to Oaktree.
There may be certain instances in which Oaktree’s authority to vote proxies may be limited and as such the proxy voting guidelines may not be followed or a vote may not be placed. Such occasions may include, but are not limited to, when (i) the client has mandated that Oaktree vote in accordance with their proxy voting guidelines; or (ii) the client has chosen to participate in a securities lending program that may result in voting authority being lost if a particular security is out on loan on the record date. In the case where a Managed Account client has requested that Oaktree vote proxies in accordance with their guidelines, the Legal personnel reviewing the investment management agreement shall ensure that such guidelines are received from the client prior to funding of the account. Additionally, Oaktree may in its discretion, under certain limited facts and circumstances, abstain from voting proxies on behalf of its clients. Such facts and circumstances are documented and maintained as evidence for abstaining from the proxy vote.
Upon receipt of an investment management agreement, or other comparable document, the Compliance department sends the appropriate proxy voting provisions to the Corporate Actions department. The Corporate Actions department is responsible for preparing the Proxy Account Guidelines Matrix which details the voting responsibility for each Managed Account/Managed Fund and any other relevant details. The Corporate Actions department ensures that, for those Managed Accounts/Managed Funds for which Oaktree has been delegated voting authority, contact is made with the appropriate custodian bank and/or benefit plan trustee in order to receive proxy statements.
2. Voting Procedures
Determination of Vote
Proxies are generally considered by the investment professional responsible for monitoring the security being voted. The Corporate Actions personnel responsible for proxies (with the exception of the Emerging Markets Equities strategy, which handles the proxies relating to their investments) deliver to such investment professional the proxy statement, the proxy voting guidelines and the Proxy Voting Form. The Proxy Voting Form serve as Oaktree’s record of the following information:
(i)
whether the investment was held as a passive investment or considered a significant holding;

(ii)
whether any material conflict of interest existed in connection with the vote (see further discussion below for description of the procedures to be followed in the instance of such occurrence);

(iii)
documentation of the vote for each proposal, including any additional document created or utilized, if any, that was material to arriving at such a determination; and

(iv)
documentation of the basis and rationale of the vote when the proxy voting guidelines were not followed, including the reasons why such guidelines were not used.

Once the investment professional has completed his or her analysis, documented the vote, the basis for such vote and signed the form, it should be forwarded to designated Compliance personnel for review. Such personnel ensure that all required documentation has been included, the vote is in accordance with the proxy voting guidelines, or if not, documentation supporting such exception has been created. The information is then sent to Compliance personnel for a final review, which is evidenced in the proxy documentation.
43

Corporate Actions personnel (with the exception of the Emerging Markets Equities investment strategy, which handles the proxies relating to their investments) then takes the recommended vote from the Proxy Voting Form and submit/transmit such vote(s) online unless the securities are held in physical form. If they are held in physical form, the custodian banks will provide the physical proxy ballots to Oaktree for approval and election. Oaktree will then forward the completed proxy ballots to the agent by mail in a timely manner. Copies of all such documents must be maintained to evidence submission of each proxy vote (see discussion under record- keeping below for additional guidance).
The Emerging Markets Equities investment strategy follows a similar process in which proxies are processed by the relevant Operations personnel and forwarded to the investment professional for consideration. Once the investment professional has completed his or her analysis, documented the vote, the rationale for such vote, and completed the Proxy Voting Form and received approval as necessary, the documentation is forwarded to designated Compliance personnel for review and approval. Once approval is received, the relevant Operations personnel then takes the recommended vote from the approved Proxy Voting Form and submit/transmit such vote(s) online.
Oaktree endeavors, on a best efforts basis, to vote all proxies for which it has proxy voting authority in accordance with the applicable deadlines. Nevertheless, from time to time, proxies may not be voted or are not voted in a timely manner due to various factors, for example receiving proxy notices late or after the cut-off time for voting, not receiving sufficient information regarding proxy matters or certain custodian policies and restrictions.
Conflicts of Interest
Occasions may arise where a person or organization involved in the proxy voting process may have a conflict of interest. A conflict of interest may exist, for example if Oaktree has a business relationship with (or is actively soliciting business from) either the company soliciting the proxy, a third party that has a material interest in the outcome of a proxy vote or that is actively lobbying for a particular outcome of a proxy vote. Any person with knowledge of a personal conflict of interest (e.g. familial relationship with company management) regarding a particular proxy vote must notify Legal or Compliance personnel.
Appropriate members of the Legal and/or Compliance department review such circumstances to determine if a material conflict exists and address any such conflict by: (i) identifying the potential material conflict of interest on the proxy voting form; and (ii) implementing appropriate procedures to address such material conflict of interest. Such procedures may include, but not limited to: (i) having the investment professional remove him or herself from the voting process to be replaced with another research analyst not directly involved; (ii) disclose the conflict to the client and obtain their consent prior to voting; or (iii) a determination that the conflict is not material as neither Oaktree nor Managed Accounts/Managed Funds owns more than 5% of the outstanding class of securities subject to the vote.
3. Tracking Procedures
The Corporate Actions or Trade Support/Operations personnel in each investment strategy in charge of proxies have been delegated the responsibility of communicating with each Managed Account/Managed Fund custodian bank, prime broker and/or benefit plan trustee to ensure that all proxies are received and for the correct amount of holdings. In addition, such personnel are responsible for ensuring that proxies are responded to in a timely manner and for transmitting appropriate voting instructions to the correct party. Information is documented on a Proxy Tracking Form as follows:
(i)
Matching proxies received with stock holdings on the record date as indicated on the proxy card to internal holding reports;

(ii)
Documenting reasons as to why proxies were not received for any stock holdings; and

(iii)
Recording the dates on which votes were submitted for each Managed Account/Managed Fund.

In addition to the above, Compliance personnel confirms whether the shares subject to the proxy are held by more than one investment strategy. If the position is cross-held, Compliance personnel may instruct coordination of the vote between the various investment strategies where the combined position is material (more than 5% of the outstanding class of securities subject to the vote). The ultimate decision to coordinate voting requires an evaluation of the relevant facts and circumstances with the relevant portfolio managers and Legal personnel.
4. Disclosure to Clients
Oaktree clients that request additional information regarding our proxy voting policies and procedures, or details on how we have voted specific proxies, can forward their written requests to the attention of the Chief Compliance Officer at Oaktree Capital Management, L.P., 333 South Grand Avenue, Los Angeles, California, 90071, or via facsimile at (213) 830-6296. Disclosure of this option to clients is made through our Form ADV Part 2A. It is Oaktree’s policy not to release proxy voting information to third parties.
44

In the event a request is received, the Compliance department will forward such requests from clients to the appropriate Corporate Actions personnel or Trade Support/Operations personnel in charge of proxies to facilitate and maintain the requested information.
5. Recordkeeping
Documentation that Oaktree has voted all proxies for Managed Accounts/Managed Funds for which it has proxy voting authority is maintained by the Corporate Actions or Trade Support/Operations personnel responsible for proxies. Such documentation includes for each proxy voted:
(i)
The proxy statement;

(ii)
Proxy Voting Form indicating voting response, the basis and rationale for such vote, and any documentation or materials used in determining the vote;

(iii)
Proxy Tracking Form indicating Managed Accounts/Managed Funds’ names, shares owned on record date, date voted, method of voting; and if Oaktree did not vote for a particular Managed Account/Managed Fund the reasons behind such action; and

(iv)
List of client requests for proxy voting information.

45

PART C—OTHER INFORMATION

Item 25. Financial Statements and Exhibits

The agreements included or incorporated by reference as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made solely for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

The Registrant acknowledges that, notwithstanding the inclusion of the foregoing cautionary statements, it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

Financial Statements:

Part A: [•]

Part B: [•]

Exhibits:

(a)(1)	Articles of Amendment and Restatement.(1)

(a)(2)	Articles Supplementary.(6)

(b)	Amended and Restated Bylaws of the Registrant.(2)

(c)	Not applicable.

(d)	Not applicable.

(e)	Dividend Reinvestment Plan.(1)

(f)	Not applicable.

(g)	Investment Management Agreement between the Registrant and Oaktree Fund Advisors, LLC.(4)

(h)(1)	Distribution Agreement with Quasar Distributors, LLC.(4)

(h)(2)	Shareholder Servicing Plan.(1)

(h)(3)	Class T Distribution Plan Pursuant to Rule 12b-1.(3)

(h)(4)	Distribution and Servicing Plan.(6)

(h)(5)	18f-3 Multi-Class Plan.(3)

(h)(6)	Amended and Restated 18f-3 Multi-Class Plan.(6)

(i)	Not applicable.

(j)(1)	Custody Agreement between the Registrant and U.S. Bank National Association.(4)

(j)(2)	Custody Control Agreement among Registrant, Sumitomo Mitsui Banking Corporation and U.S. National Bank Association.(4)

(k)(1)	Administration Agreement between the Registrant and Brookfield Public Securities Group LLC.(4)

(k)(2)	Fund Sub-Administration Servicing Agreement among the Registrant, Brookfield Public Securities Group LLC and U.S. Bancorp Fund Services, LLC.(4)

(k)(3)	First Amendment to the Fund Sub-Administration Servicing Agreement among the Registrant, Brookfield Public Securities Group LLC and U.S. Bancorp Fund Services, LLC.(4)

(k)(4)	Transfer Agency Agreement between the Registrant and U.S. Bancorp Fund Services, LLC.(4)

(k)(5)	Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC.(4)

(k)(6)	First Amendment to the Fund Accounting Servicing Agreement between the Registrant and U.S. Bancorp Fund Services, LLC.(4)

(k)(7)	Expense Limitation Agreement.(4)

(k)(8)	Amended and Restated Expense Limitation Agreement.(6)

(k)(9)	Shareholder Servicing Fee Expense Limitation Agreement.(4)

(l)(1)	Opinion of Venable.(1)

(l)(2)	Opinion of [•].(6)

(m)	Not applicable.

(n)(1)	Consent of Independent Registered Public Accounting Firm.(6)

(n)(2)	Consent of Paul Hastings LLP.(*)

(o)	Not applicable.

(p)	Initial Subscription Agreement between the Registrant and Oaktree Fund GP II, L.P.(4)

(q)	Not applicable.

(r)(1)	Code of Ethics for the Registrant.(1)

(r)(2)	Code of Ethics of Oaktree Fund Advisors, LLC.(4)

(r)(3)	Personal Investment Transactions Policy of Oaktree Capital Management and its affiliates, as amended October 2023.(5)

(s)(1)	Power of Attorney, dated November 16, 2023.(5)

(s)(2)	Power of Attorney, dated January 23, 2024.(5)

(*)       Filed herewith.

(1)       Incorporated by reference to the corresponding Exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-257789 and 811-23715) on Form N-2, filed on October 22, 2021.

(2)       Incorporated by reference to the corresponding Exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-257789 and 811-23715) on Form N-2, filed on October 29, 2021.

(3)       Incorporated by reference to the corresponding Exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-257789 and 811-23715) on Form N-2, filed on April 29, 2022.

(4)       Incorporated by reference to the corresponding Exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-257789 and 811-23715) on Form N-2, filed on May 1, 2023.

(5)       Incorporated by reference to the corresponding Exhibit number to the Registrant’s Registration Statement under the Securities Act of 1933 (File No. 333-257789 and 811-23715) on Form N-2, filed on April 30, 2024.

(6)       To be filed by amendment.

Item 26. Marketing Arrangements

See the Underwriting Agreement to be filed by amendment as Exhibit.

Item 27. Other Expenses of Issuance and Distribution

Not Applicable.

Item 28. Persons Controlled by or Under Common Control with the Registrant

None.

Item 29. Number of Holders of Shares

As of October 18, 2024, the number of record holders of each class of securities of the Registrant is as follows:

Title of Class	Number of Record Holders
Class A	N/A
Class D (ODIDX)	1372
Class T (ODITX)	0
Class U	N/A

Item 30. Indemnification

Maryland law permits a Maryland corporation to include in its charter a provision limiting the liability of its directors and officers to the corporation and its shareholders for money damages except for liability resulting from (a) actual receipt of an improper benefit or profit in money, property, or services or (b) active and deliberate dishonesty that is established by a final judgment as being material to the cause of action. The Registrant’s charter contains such a provision that limits present and former directors’ and officers’ liability to the Registrant and its shareholders for money damages to the maximum extent permitted by Maryland law in effect from time to time, subject to the Investment Company Act of 1940, as amended (the “1940 Act”).

The Registrant’s charter obligates, to the maximum extent permitted by Maryland law and the 1940 Act, the Registrant to indemnify any present or former director or officer or any individual who, while a director or officer of the Registrant and at the Registrant’s request, serves or has served another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise as a director, officer, partner, member, manager, trustee, employee or agent from and against any claim or liability to which that person may become subject or which that person may incur by reason of his or her status as a present or former director or officer of the Registrant or as a present or former director, officer, partner, member, manager, trustee, employee or agent of another corporation, real estate investment trust, partnership, limited liability company, joint venture, trust, employee benefit plan, or other enterprise, and to pay or reimburse his or her reasonable expenses in advance of final disposition of a proceeding. The Registrant’s obligation to indemnify any director, officer, or other individual, however, is limited by the 1940 Act which prohibits the Registrant from indemnifying any director, officer, or other individual from any liability resulting from the willful misconduct, bad faith, gross negligence in the performance of duties, or reckless disregard of applicable obligations and duties of the directors, officers, or other individuals. To the maximum extent permitted by Maryland law and the 1940 Act, the Registrant’s charter also permits the Registrant to indemnify and advance expenses to any person who served a predecessor of the Registrant in any of the capacities described above and any employee or agent of the Registrant or a predecessor of the Registrant.

Maryland law requires a corporation (unless its charter provides otherwise, which the Registrant’s charter does not) to indemnify a director or officer who has been successful in the defense of any proceeding to which he or she is made, or threatened to be made, a party by reason of his or her service in that capacity. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements, and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made, or threatened to be made, a party by reason of their service in those or other capacities unless it is established that (a) the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith or (2) was the result of active and deliberate dishonesty, (b) the director or officer actually received an improper personal benefit in money, property, or services or (c) in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful. However, under Maryland law, a Maryland corporation may not indemnify for an adverse judgment in a suit by or in the right of the corporation or for a judgment of liability on the basis that personal benefit was improperly received, unless in either case a court orders indemnification and then only for expenses. In addition, Maryland law permits a corporation to advance reasonable expenses to a director or officer upon the corporation’s receipt of (a) a written affirmation by the director or officer of his or her good faith belief that he has met the standard of conduct necessary for indemnification by the corporation and (b) a written undertaking by him or her or on his or her behalf to repay the amount paid or reimbursed by the corporation if it is ultimately determined that the standard of conduct was not met.

Item 31. Business and Other Connections of Investment Adviser

Oaktree Fund Advisors, LLC (the “Adviser”), a Delaware limited liability company and a registered investment adviser under the Investment Advisers Act of 1940, as amended, serves as investment adviser to the Registrant. The Adviser’s offices are located at 333 South Grand Avenue, Los Angeles, California, 90071. Information as to the officers and directors of the Adviser is included in its current Form ADV File No. 801-112570 filed with the Securities and Exchange Commission.

Item 32. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act relating to the Registrant are maintained at the following offices:

1.	Brookfield Public Securities Group LLC Brookfield Place 225 Liberty Street New York, New York 10281-1023

2.	Oaktree Fund Advisors, LLC 333 South Grand Avenue Los Angeles, California 90071

3.	U.S. Bancorp Fund Services, LLC 615 East Michigan Street Milwaukee, Wisconsin 53202

4.	U.S. Bancorp Fund Services, LLC 1201 South Alma School Road, Suite 3000 Mesa, Arizona 85210

5.	U.S. Bank National Association 1555 North River Center Drive, Suite 302 Milwaukee, Wisconsin 53212

Item 33. Management Services

Not applicable.

Item 34. Undertakings

1.	Not applicable.

2.	Not applicable.

3.	The Registrant undertakes:

a.	To file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement:

i.	to include any prospectus required by Section 10(a)(3) of the 1933 Act;

ii.	to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) under the 1933 Act if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

iii.	to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

b.	That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

c.	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

d.	that, for the purpose of determining liability under the 1933 Act to any purchaser: (1) if the Registrant is subject to Rule 430B under the 1933 Act: (A) each prospectus filed by the Registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and (B) each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (x), or (xi) under the 1933 Act for the purpose of providing the information required by Section 10(a) of the 1933 Act shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or (2) if the Registrant is subject to Rule 430C under the 1933 Act: Each prospectus filed pursuant to Rule 424(b) under the 1933 Act as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

e.	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)	any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 424 under the 1933 Act;

(2)	free writing prospectus relating to the offering prepared by or on behalf of the undersigned Registrant or used or referred to by the undersigned Registrant;

(3)	the portion of any other free writing prospectus or advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(4)	any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

4.	Not applicable.

5.	Not applicable.

6.	Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such, indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

7.	The Registrant undertakes to send by first-class mail or other means designed to ensure equally prompt delivery within two business days of receipt of a written or oral request, any Prospectus or Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 5 to its Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, on the 24th day of October, 2024.

OAKTREE DIVERSIFIED INCOME FUND INC.

By:	/s/ Brian F. Hurley
Brian F. Hurley
President

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 5 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Capacity	Date

/s/ Brian F. Hurley	President (Principal Executive Officer) and Director	October 24, 2024
Brian F. Hurley

/s/ Casey P. Tushaus	Treasurer (Principal Financial and Accounting Officer)	October 24, 2024
Casey P. Tushaus

*	Director	October 24, 2024
Heather S. Goldman

*	Director	October 24, 2024
Edward A. Kuczmarski

*	Director	October 24, 2024
Stuart A. McFarland

*	Director	October 24, 2024
William H. Wright II

*	Director	October 24, 2024
Betty A. Whelchel

By:	/s/ Brian F. Hurley
Brian F. Hurley
Attorney-In-Fact, pursuant to Powers of Attorney previously filed.

* Pursuant to Powers of Attorney

Exhibit Index

Exhibit	Exhibit Name
(n)(2)	Consent of Paul Hastings LLP.